Form 10-K, Exhibit 13
period 1997-12-31
COLUMBIA BANKING SYSTEM INC
filed 1998-03-19
CIK 887343

Columbia Banking System
1997 annual report
the people
the numbers

[NASDAQ STOCK MARKET SYMBOL]

COLB

Columbia Banking System, Inc. is a Tacoma, Washington-based bank holding company which operates Columbia Bank, a state-chartered full-service commercial bank with 21 banking offices in Pierce, King and Cowlitz counties. The cornerstone of Columbia Bank's business approach is a return to friendly, old-fashioned banking, coupled with modern convenience and technology. Columbia Bank is a local bank, strongly committed to its customers and the communities it serves.

                                    Loyalty

The market demands that we have the right locations, the right products and the right services. It also demands something that has become rare in banking today: loyalty. For the fifth consecutive year, Columbia Banking System achieved record results, proof that our commitment to the communities and customers we serve may be one of the most distinguishing characteristics of our company. Proof that loyalty is rewarded.

[$865 million]

                                    Assets

With new branches and growing regional awareness of our business style, plus highly tailored product offerings, asset growth continued on pace - growing 22% for the year.

                      1995      1996      1997
                      ------------------------
                         dollars in millions

                      $520      $706      $865

[PICTURE OF MAN]

                                Customer Focus

[PICTURE OF MOTHER AND BABY]

Now it's popular for banks to claim that they are customer-oriented, despite the trends to industry consolidation, more automation and fewer real bankers. Columbia's claim is unique. The whole reason we exist comes from a commitment to serve people as individuals. And even though we offer as much technology as any competitor, we'll never lose sight of what our business is really about: helping our customers in their businesses and in their personal lives.

                            [GRAPHIC: 21 BRANCHES]

                                  21 Branches

During 1997 we completed our first acquisitions: Cascade Community Bank and Bank of Fife. These banks were selected because each fit well with our culture and our style of business. And we've applied everything we know in maintaining the continuity and the relationships already established with existing customers.

                16*           13*
               1996          1995


* these numbers do not reflect the 1997 mergers which have been accounted for on a pooling of interests basis.

                              [PICTURE OF VIOLIN]

                               Community Spirit

It's another measure of our loyalty to our customers: giving back for the greater good. Because being a member of our communities means more than providing outstanding service and personalized products. Our giving is focused on youth programs and education, health programs, community revitalization and the arts. And it's Columbia volunteers participating in programs as diverse as the people and businesses we serve.

                                   Deposits

A strong regional economy, growing awareness of our banking style, a larger branch system and customized product offerings - all delivered with highly personalized service - contributed to our growth in deposits: a 24% increase over last year.

                  1995   1996   1997
                  -------------------
                  dollars in millions
                  $447   $597   $740

                            (GRAPHIC: $740 MILLION)

                                   Effective

Nothing beats experience. Experience and talent means decentralized decision making, enabling us to work much closer to our customers. Not to mention faster, with more flexibility and accuracy. And experience means more than efficiency: it translates into effectiveness. For our company and for our customers we've built our bank around our bankers: nothing beats real people, doing a job they love, for people they know.

                           [PICTURE OF THREE PEOPLE]

                            [GRAPHIC: $686 MILLION]

                                     Loans

Columbia Bank. A community bank with big bank resources. No canned responses. No hypothetical formulas. Decisions made in context, instead of in a vacuum. Treating customers as individuals. Making the extra effort to establish and maintain face-to-face relationships. Nothing beats the interest we show in our customers.

                               1997      1996      1995
                               ------------------------
                                       millions

                               $686     $523      $418

                          Consolidated Highlights/1/

                                    1997         1996        percent change
                                 ---------------------------------------------
                                 dollars in thousands except per share amounts

for the year

Net interest income             $ 35,231         $ 25,344            39.0%
Provision for loan losses          4,726            1,635           189.1
Net income                         9,275            4,635           100.1
Net income excluding
     unusual items/2/              8,165            5,247            55.6

per share

Net income (basic)              $   1.41          $  0.97            45.4%
Net income excluding
     unusual items2 (basic)         1.24             1.09            13.8
Book value                         11.90            10.48            13.5

at year-end

Assets                          $864,555         $706,448            22.4%
Loans                            685,889          523,151            31.1
Allowance for loan losses          8,440            5,282            59.8
Deposits                         740,430          596,504            24.1
Shareholders' equity              78,353           68,224            14.8
Number of full-time
     equivalent employees            327              294
Number of banking offices             21               20

financial ratios

Net interest margin                 4.96%            4.58%
Return on average assets            1.21             0.78
Return on average equity           14.41            10.15
Return on average assets
     excluding unusual items/2/     1.07             0.88
Return on average equity
     excluding unusual items/2/    12.68            11.49
Average equity to average assets    8.42             7.67

risk-based capital ratios

Tier I capital                     10.77%           12.51%
Total capital                      11.93            13.48
Leverage ratio                      9.33            10.17

/1/ All numbers reflect the 1997 mergers which have been accounted for on a pooling of interests basis.

/2/ Unusual items include: Key Man Life Insurance proceeds of $3.5 million (non-taxable), additional loan loss provision of $1.3 million (net of tax), and merger related expenses of $1.1 million (net of tax).

                              To Our Shareholders

[INDIVIDUAL PICTURES/SIGNATURES OF W.W. PHILIP, MELANIE DRESSEL AND H. R.
RUSSELL]

At Columbia Bank, we are not solely in the business of money, checking accounts or business loans. We are in the business of people. Our people, and the way they relate to our customers, is what makes us successful. Our people are the foundation of your Company.

With the strength of that foundation, our momentum did not slow in 1997.
Rather, I am pleased to announce record earnings growth for the year. Comparing 1997 earnings with 1996, excluding certain nonrecurring items in both years, net income from operations increased 56 percent. Including these items, our profit for the year was $9.3 million, an increase of 100 percent over 1996, or $1.41 on a per share basis.

We generated strong earnings while continuing substantial investments in expanding the franchise. Columbia Bank's network of 16 offices at the end of 1996 grew to 21 at the end of 1997, through a combination of internal branching and external growth. Three new offices were added with the completion of our first two bank acquisitions during the fourth quarter. Cascade Community Bank in Auburn and Bank of Fife were natural market extensions for Columbia Bank, and attractive opportunities given their similar management styles and philosophies of service.

Since year-end, we have opened two more offices in Pierce County, and we plan to continue building our presence in selected markets at a similar pace. Specifically, we are now seeking opportunities in Thurston County (south of Pierce County) and northwest along the Kitsap Peninsula.

        [PICTURE OF W.W. PHILIP, CHAIRMAN AND CHIEF EXECUTIVE OFFICER]

Our expansion is timed to match the market demand for our approach to banking. So far, we have seized the opportunities available, serving customers who are disillusioned by industry consolidation and its effect on customer service. Our employees operate with the individual authority to make decisions and respond to customers with minimal delay. We offer the products and technology to compete with the big banks, but as far as our ability to know our customers and exceed their expectations, there really is no competition. So we continue to branch out in order to fill that need.

The overall size of this organization, however, is not a top priority. We have not identified a specific target. Although aggressive growth is a part of our business plan, our growth is careful and well planned, as evidenced by our asset quality. While total assets reached $864.6 million at December 31, 1997, non-performing assets represent just 0.20 percent of that total, down from a low
0.39 percent last year.

Our operating efficiency has also improved, down to 69.0 percent for 1997, from
76.7 percent for 1996. However, this too, is not a priority measure of our performance. Our challenge is to balance expense control while maximizing our expansion during this period of opportunity available due to the bank merger and acquisition trend. Also, we are recognizing certain economies of scale as our branches continue to grow, improving their efficiency. As we add branches, we add convenience and strengthen our competitive position.

In May of 1997, your Company announced two particularly significant executive promotions. Melanie J. Dressel and H. R. "Hal" Russell were appointed Executive Vice Presidents, assuming responsi-bility for all of the operational and lending functions of Columbia Bank. Melanie oversees the operations, investments, private banking and marketing/communications divisions of Columbia Bank, as well as the branch network. Hal directs credit production and administration, including all commercial, consumer and real estate lending functions, as well as the cash management, risk management, and compliance/CRA (Community Reinvestment Act) departments. These two appointments are important to the future of Columbia Bank. I believe these individuals solidly represent the culture and business philosophy that has brought this organization to where it is today. They are positioned to manage the direction of this Company guided by the same corporate vision that our recently deceased Chairman Arne Espe and I originally developed.

This brings me to a sad chapter in our 1997 story. Arnold G. Espe passed away on November 9, following a year-long battle with cancer. Arne's immeasurable contributions to Columbia Banking System go without saying. Following his vision, this organization has achieved great success over the years. In 1990, he led a group of investors who acquired the predecessor to what is now Columbia Bank and Columbia Banking System. After recapitalizing and strengthening that organization, he moved its headquarters to Tacoma in 1993, and he and I joined forces to supervise the reorganization and expansion of Columbia Bank. Strategically, he saw a void in Pierce County left by massive industry consolidation, a gap where a new local, customer-focused, community-style bank should be. This began the rapid growth of your Company. Arne was a truly gifted entrepreneur, and a highly respected colleague. As we go forward, Columbia's progress will be an ongoing celebration of Arnold Espe's legacy.

In closing, I wish to express my appreciation to all of the employees of Columbia Bank for their talent and commitment to the success of this organization. They are an outstanding team, and they are responsible for Columbia's strong image, quality and performance. They are proud of what they have accomplished and proud of their association with Columbia Bank.

Thank you, our shareholders, for your contributions to our progress and support of our goals.

                                            /s/ W.W. Philip

                                           W. W. Philip
                                           Chairman and Chief Executive Officer


                       A Message from Melanie J. Dressel

Columbia Bank's deposit generation continued at a healthy pace last year. Total deposits grew 24 percent to $740.4 million at year-end 1997. Importantly, all of this increase occurred in "core deposits," while brokered and other wholesale deposits decreased to just $3.5 million at year-end 1997, as compared with $30.3 million at year-end 1996. Our stable core deposit base is indicative of both the Bank's growing visibility and consumer acceptance of our banking style. Demand for our service translates into our growing share of the retail market.

This strong demand supports the aggressive expansion of our branch system. With each new location, we add convenience for our existing customer base which strengthens our overall growth potential. We listen to specific location suggestions from our customers, identifying targets for profitable branch-ing through market studies and research. Branch expansion, of course, is predicated on putting the right bankers in place to ensure our ongoing success.

While management remains focused on expanding the branch system, we are equally focused on our responsibility to provide the highest quality products and services to our customers. We continuously review our existing product menu, while investigating new options and enhancements. Technology plays a major role in executing our growth strategy, for the purposes of both business development and cost savings.

The Bank is committed to constructing a sound infrastructure to support electronic commerce. An example of this is our Cash Management division, operating with one of the most sophisticated systems available. Our diversified programs are tailored to the requirements of each organization to efficiently and effectively manage cash flows, and the system is highly responsive to the unique structure of each business account relationship.

Columbia Bank's ability to remain competitive, efficient and effective requires us to be a technologically sound organization. This commitment is exemplified by information technology projects currently in motion. An example of this is a new check imaging method which is being developed as an alternative to returning checks with statements, whereby users can view a check image via CD-ROM. This should be particularly beneficial in our competition for commercial relationships.

Another project deals with the Internet. The Bank's website is being comprehensively redesigned, and the new version will be live on the Internet in April of this year. With this new website, we are researching web banking as a home banking option. Although we have reviewed and tested numerous PC software based applications for home banking, none have met the standard of quality we wish to make available to our customers. Accordingly, we are considering transactional banking on the Internet. Customers would be able to obtain account balances and transfer funds from their home or office by accessing our website at www.columbiabank.com.

Columbia Bank has developed a project plan to address the Year 2000 issue. In addition to our internal preparations, our data processing service provider is allocating substantial investments and resources to address the issue of Year 2000 compliance.

While we strive for excellence in each of these areas, we hold our civic obligation in high esteem. Columbia contributes significant resources back to the communities we serve. Through a combination of charitable donations, as well as volunteer and fund-raising efforts, we aim to make a recognizable impact on the vitality of our cities. With local roots, we take responsibility for helping to improve educational, health and youth services in the areas where we operate. That is what it means to be a community bank.

In all that we do, we are committed to making a difference for our customers and our communities. This is the true measure of our success.


                                            /s/ Melanie J. Dressel

                                            Melanie J. Dressel
                                            Executive Vice President
                                            Retail Banking

                         A Message from H. R. Russell

From the lending perspective, Columbia Bank's growth remains impressive. Looking at loan totals, our portfolio increased 31 percent to $685.9 million at year-end, after accounting for our 1997 acquisitions. This momentum shows no signs of subsiding, given our healthy Northwest regional economy and our strategic position in the marketplace.

Perhaps our greatest strength relative to loan production is Columbia Bank's ability to take a proactive approach to making loans, which differentiates us from the larger out-of-state banks we compete with so closely. At the same time, with higher lending limits than the community banks in our markets, we are positioned to be more flexible to the needs of our customers. Whether it be our prompt response time, local management or breadth of experience, I believe our performance shows that we have a strong advantage over our competitors.

Our commercial bankers work with the autonomy to tailor credit accommodations to each unique client profile. This is not a cookie-cutter process - our lenders possess the talent and authority to operate outside of such boundaries.
Evidence is found in the quality of our earning assets, which continued to improve in 1997 despite the robust growth in our portfolio.

Columbia's ratio of nonperforming loans to total loans (0.22 percent) is really a measure of the quality of our people and their knowledge of this business. Controlling credit risk is paramount to the Company's overall growth strategy. Therefore, management's selection of qualified bankers is our top priority.

We choose lenders who have a high degree of familiarity with their market areas. On average, our lenders and branch managers bring 15 years of in-market banking experience to their positions. With such knowledge of our markets and well-established relationships within those markets, Columbia Bank maintains the decision making process as close to the customer as possible. This style of doing business gives us the opportunity to attract successful commercial clientele. Focused on relationship banking to small and medium-sized businesses, our client mix is well diversified in terms of product and industry, also giving strength to the portfolio.

Our net interest margin improved to 4.96 percent for 1997, compared with 4.58 percent for 1996. Loans are generating higher yields as we continue to increase the commercial business loan category within our portfolio, now at 39.5 percent of total loans. Emphasis is also being placed on production in our private banking division as well as the higher-earning consumer sector.

We have begun to view consumer lending as a somewhat untapped resource for the Bank. Now that we have built a larger retail branch system, it makes sense to devote more attention to this area of lending while taking measures to reduce our exposure to risk on the consumer side. With expanded and competitive consumer lending activities, we are adding another attractive element to the complete banking relationship.

With the above-mentioned strategies in place, I believe Columbia Bank is positioned to increase its lending market share. We will continue working hard to make the most of our business opportunities.


                                            /s/ H.R. Russell

                                            H. R. Russell
                                            Executive Vice President
                                            Commercial Banking

March 2, 1998

                                                                 Consolidated
                    Report of     Consolidated    Consolidated   Statements of   Consolidated
       Report of    Independent   Statements of     Balance      Shareholders'    Statements
MD&A   Management   Auditors      Operations        Sheets          Equity       of Cash Flows   Notes
----   ----------   -----------   -------------   ------------   -------------   -------------   -----
26        48           49            50              52             54               56           58
                                  ---------------------------------------------------------------------
                                                                     |
                                                        audited financial statements



Consolidated               Consolidated
Five-Year                Five-Year Summary
Statements              of Average Balances            Corporate           Shareholder          Branch
of Operations        and Net Interest Revenues         Directory           Information         Locations
-------------        -------------------------         ---------           -----------         ---------
     84                        86                         88                   89                 90
----------------------------------------------
                        |
              Supplemental Financial
                 Data (Unaudited)

   Management Discussion and Analysis of Financial Condition and Results of
                                  Operations

This discussion should be read in conjunction with the consolidated financial statements of Columbia Banking System, Inc. (the "Company"), and notes thereto presented elsewhere in this report. In the following discussion, unless otherwise noted, references to increases or decreases in average balances in items of income and expense for a particular period and balances at a particular date refer to the comparison with corresponding amounts for the period or date one year earlier.

This discussion contains certain forward-looking statements within the meaning of the federal securities laws. Actual results and the timing of certain events could differ materially from those projected in the forward-looking statements due to a number of factors. Specific factors include, among others, the effect of interest rate changes, risk associated with bank acquisitions or opening new branches, expense control and general economic conditions.

Overview

Columbia Banking System, Inc., a Washington corporation, is a registered bank holding company whose wholly owned subsidiary, Columbia State Bank ("Columbia Bank"), conducts a full-service commercial banking business. Headquartered in Tacoma, Washington, the Company serves small and medium-sized businesses, professionals and other individuals through 21 banking offices located in the Tacoma metropolitan area and contiguous parts of the Puget Sound region of Washington, as well as the Longview and Woodland commu-nities in southwestern Washington. At December 31, 1997, based on total assets of $864.6 million, the Company was the largest publicly traded bank holding company headquartered in Washington engaged primarily in commercial banking.

The Company was reorganized and additional management was added in 1993 in order to take advantage of commercial banking business opportunities resulting from increased consolidation of banks in the Company's principal market area, primarily through acquisitions by out-of-state holding companies, and the resulting dislocation of customers. Since the reorganization, Columbia Bank has grown from four branch offices at January 1, 1993 to its present twenty-one branch offices and currently has regulatory approval to open four additional branch offices in its market area. Between January 1, 1993 and December 31, 1997, the Company increased its consolidated assets to $864.6 million from $198.2 million, its loans to $685.9 million from $146.2 million and its deposits to $740.4 million from $151.9 million. While accomplishing this expansion, the Company's asset quality has improved. At December 31, 1997, the Company's nonperforming assets constituted 0.20% of total assets, as compared with 0.39%, 0.73% and 0.94% at December 31, 1996, 1995 and 1994, respectively. Although nonperforming assets are currently low, rapid growth could increase future losses. Accordingly, the Company increased the loan loss provision by $2.0 million in the fourth quarter of 1997, as well as adding $1.0 million in the second quarter of 1997, and increasing the monthly provision to $130,000 from $110,000 in April 1997.

Management believes the ongoing consolidation among financial institutions in Washington has created significant gaps in the ability of large banks operating in Washington to serve certain customers, particularly the Company's target customer base of small and medium-sized businesses, professionals and other individuals. The Company's


Columbia Banking System ...................................MD&A
business strategy is to provide its customers with the financial sophisti-cation and breadth of products of a regional bank while retaining the appeal and service level of a community bank. Management believes that as a result of the Company's strong commitment to highly personalized relationship-oriented customer service, its varied products, its strategic branch locations and the long-standing community presence of its managers, lending officers and branch personnel, it is well positioned to attract new customers and to increase its market share of loans and deposits.

The Company's goal over the next several years is to create a well-capitalized, customer focused, Pacific Northwest commercial banking institution with a significant presence in selected markets. The Company intends to effect this growth strategy through a combination of growth at existing branch offices, new branch openings (usually following the hiring of an experienced branch manager and/or lending officer with strong community ties and banking relationships) and acquisitions. In particular, the Company anticipates continued expansion in Pierce County, north into King County (the location of Seattle and Bellevue), south into Thurston County (the location of the state capitol, Olympia), and northwest into Kitsap County (the location of Bremerton and Port Orchard). In order to fund its commercial and consumer lending activities and to allow for increased contact with customers, the Company is establishing a branch system catering primarily to retail depositors, supplemented by business banking customer deposits and other borrowings. The Company believes this mix of funding sources will enable it to expand its commercial lending activities rapidly while attracting a stable core deposit base. In order to support its strategy of growth without compromising its personalized banking approach or its commitment to asset quality, the Company has made significant investments in experienced branch, lending and administrative personnel and has incurred significant costs related to its branch expansion. Although the Company's expense ratios have improved since 1993, management anticipates that the ratios will remain relatively high by industry standards for the foreseeable future due to the Company's aggressive growth strategy and emphasis on convenience and personal service.

During the first quarter of 1997, the Company opened a second Bellevue branch and a new branch in the south King County commercial market of downtown Kent.

The Company completed its first bank acquisitions during the fourth quarter of 1997, merging Cascade Bancorp, Inc. ("Cascade") and Bank of Fife ("Fife") into Columbia Bank, thereby adding three branch office locations. Cascade operated three banking offices in the south King County market area. Two of the branches are located in Auburn (a market in which Columbia did not have a branch) and the third in downtown Kent. Columbia consolidated its Kent branch office into the Cascade branch location. Fife operated one banking office in downtown Fife, a commercial market in which Columbia did not have a branch.

At the end of 1997, the Company had twenty-one branches, twelve in Pierce County, six in King County, and three in Cowlitz County. Since beginning its major Pierce County expansion in August 1993, the Company has grown from four to twenty-one branches through a combination of internal and external growth by acquisition. Also, at the end of the year, construction was nearing completion on two more offices in Tacoma.


Columbia Banking System ...................................MD&A

The Company opened its twenty-second branch in mid-January 1998, located in the Westgate area of north Tacoma. The Westgate branch is the thirteenth location in Pierce County. The twenty-third branch (fourteenth in Pierce County) opened in February 1998, located at 176th and Meridian in Puyallup. Management continues to pursue opportunities for expansion via a combination of internal and external growth by acquisition. New branches normally do not contribute to net income for many months after opening.

In addition to the ongoing expansion of its branch network, the Company continuously reviews new products and services to provide its customers with more banking options. In addition, new technology is reviewed continuously for business development and cost savings.

The economy of the Company's principal market area, while primarily dependent upon aerospace, foreign trade and natural resources, including agriculture and timber, has become more diversified over the past decade as a result of the success of software companies such as Microsoft and the establishment of numerous research and biotechnology firms. The Washington economy and that of the Puget Sound region generally have experienced strong growth and stability in recent years. The Pierce County Economic Index, a regional publication providing economic forecasts and commentary reports, "The 1997 growth rate was almost twice the twenty-year average growth rate of the local economy.
Continued expansion will take place in 1998, but not at the gallop-like pace of 1997. When 1998 comes to a close, economic activity in Pierce County's economy will have increased by 10% in just three years."

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

For 1997, the Company recorded net income of $9.3 million, compared with net income of $4.6 million in 1996 and net income of $3.7 million in 1995. Net income per share amounted to $1.41 in 1997, compared with $0.97 per share in 1996 and $0.86 per share in 1995.

Excluding certain unusual items which occurred in 1997 and 1996, net income from operations was $8.2 million compared with $5.2 million in 1996 and $3.7 million in 1995, increases of 56% and 41% for the years ended December 31, 1997 and 1996, respectively. On a per share basis, net income from operations excluding unusual items for 1997 was $1.24 per share compared with $1.09 per share and $0.86 per share in 1996 and 1995, respectively.


Columbia Banking System ...................................MD&A

The 1997 unusual items consisted of proceeds from a Key Man Life Insurance policy upon the passing of Chairman A. G. Espe and expenses associated with two recently completed mergers. Also, excluded was an additional loan loss provision made in the fourth quarter to reflect the continued rapid growth of the loan portfolio during 1997. In third quarter 1996, federal legislation designed to recapitalize the Savings Association Insurance Fund ("SAIF") of the FDIC resulted in a one-time charge to earnings of $612,000.

With the completion of the Company's first acquisitions during the fourth quarter, Cascade Community Bank and Bank of Fife were merged into Columbia Bank. The mergers were accounted for on a pooling of interests basis, and Company financial statements for all reported periods have been restated to reflect the mergers.

Net Interest Income

Net interest income increased $9.9 million, or 39%, in 1997 compared with $4.6 million, or 22%, in 1996. The 1997 increase in net interest income was largely due to the overall growth of the Company. Net interest income was favorably affected by average interest-earning assets increasing more rapidly than average interest-bearing liabilities, with the difference funded by noninterest-bearing deposits and shareholders' equity. Average interest-earning assets increased $156.5 million and $132.0 million in 1997 and 1996, respectively, while average interest-bearing liabilities increased only $111.8 million and $107.5 million, respectively.

Net interest margin (net interest income divided by average interest-earning assets) increased to 4.96% for 1997, compared with 4.58% in 1996 and 4.91% in 1995. While interest-earning assets grew during fiscal year 1997, the average yield on interest-earning assets increased to 8.73%, from 8.64% in fiscal year 1996. In comparison, the average cost of interest-bearing liabilities decreased to 4.61% in 1997 from 4.79% in 1996. The increase in net interest margin was primarily due to a combination of higher yields obtained on loans and decreasing deposit rates. The increase in loan yields was primarily caused by a change in the loan mix whereby multi-family and commercial real estate loans increased to 35% of total loans at December 31, 1997, from 31% at December 31, 1996. The decrease in deposit rates is primarily a result of decreasing rates in the markets in which the Company competes for funds. Interest rates, in general, have exhibited a downward trend for much of 1997 due to a variety of factors such as low inflation.

Provision for Loan Losses

For the years ended December 31, 1997, 1996 and 1995, net loan charge-offs amounted to $1.6 million, $693,000 and $217,000, respectively. The Company's provision for loan losses was $4.7 million for 1997, compared with $1.6 million for 1996 and $1.4 million for 1995. During 1997, the allowance for loan losses increased by $3.2 million to 1.23%


Columbia Banking System ...................................MD&A
of loans (excluding loans held for sale) at December 31, 1997, as compared with 1.01% and 1.04% of loans at December 31, 1996 and 1995, respectively. At year-end 1997, the allowance for loan losses to nonperforming loans was 569.50% compared with 231.57% at December 31, 1996. The 1997 increase in the loan loss provision is a result of the Company's rapid loan growth. Although nonperforming loans are currently low, rapid growth could increase future losses. Accordingly, the Company increased the loan loss provision by $2.0 million in the fourth quarter of 1997.

Noninterest Income

Total noninterest income, excluding proceeds from a Key Man Life Insurance policy, increased $3.0 million, or 47% in 1997, and $1.5 million, or 32%, in 1996. Increases in noninterest income during 1997 were centered in account service charges, mortgage banking income, and gains on sales of loans. In general, increases in account service charges are due to the growth of the Company.

Noninterest Expense

Excluding non-recurring items (merger expenses in 1997 and SAIF assess-ment in 1996), total noninterest expense increased $5.7 million, or 23.5%, in 1997 and $4.3 million, or 21.6%, in 1996. The increase was primarily due to personnel costs associated with the Company's expansion as well as advertising, data processing and other expenses. The Company's efficiency ratio (the sum of net interest income plus noninterest income excluding unusual and nonrecurring items, divided by noninterest expense excluding unusual and nonrecurring items) was 69.0% for 1997 compared with 76.7% and 78.4% for 1996 and 1995, respectively. The portion of compensation expense related to loan originations is deferred and deducted from interest income over the life of the related loans. Other categories of expense are volume driven and reflect the Company's rapid growth. Total noninterest expense for the Company is expected to decline in relation to revenues as the Company's asset base grows.


Columbia Banking System ...................................MD&A

Set forth below is a schedule showing additional detail concerning increases and decreases in the Company's noninterest expense.

     In Thousands            Increase/                         Increase/
Years Ended December 31,       1997      (Decrease)   1996    (Decrease)   1995
------------------------     ---------   ----------   ----    ----------   ----
Compensation and
     employee benefits       $15,256      $2,671    $12,585     $2,608   $ 9,977
     Less: loan
     origination costs         1,927        (373)    2,300       1,212     1,088
--------------------------------------------------------------------------------
Net compensation and
     employee benefits
     (as reported)            13,329       3,044    10,285       1,396     8,889
Occupancy                      4,488         240     4,248         747     3,501
Professional services            598         (73)      671         164       507
Advertising and
     promotion                 1,264         458       806         140       666
Printing and supplies            739         192       547          85       462
Regulatory assessments           245         (97)      342        (244)      586
Data processing                1,544         322     1,222         209     1,013
Losses (gains) on
     real estate owned           124         124       400        (400)
Telephone and network            500         127       373          68       305
Postage and delivery             531         175       356          85       271
ATM network                      221          12       209         125        84
Bank card                      1,994         513     1,481         450     1,031
Taxes, licenses and fees         990         202       788         (33)      821
Other                          3,433         468     2,965         722     2,243
SAIF special assessment         (612)        612       612
Merger expenses                1,234       1,234
--------------------------------------------------------------------------------
     Total noninterest
     expense                 $31,234      $6,329   $24,905      $4,926   $19,979
--------------------------------------------------------------------------------
                             -------      ------   -------      ------   -------

Lending Activities

The Company originates a wide variety of loans. Consistent with the trend begun in 1993, the Company continues to increase commercial business loans as a percentage of its total loan portfolio. The Company also emphasizes its Private Banking services to high income and high net worth individuals.


Columbia Banking System ...................................MD&A

Loan Portfolio
The following table sets forth the Company's loan portfolio by type of loan for the dates indicated:

In Thousands                  % of     % of
December 31,                  1997    Total     1996      Total
------------                  ----    -----     ----      -----

Commercial business         $270,946   39.5%  $194,843     37.2%
Real estate:
     One- to four-family
     residential              71,095   10.4     77,359     14.8
     Five or more family
       residential and
       commercial
       properties            206,628    30.1    151,179    28.9
                            --------    ----   --------    ----
       Total real estate     277,723    40.5    228,538    43.7

Real estate
     construction:
     One- to four-family
       residential            29,695     4.3     31,446     6.0
     Five or more family
       residential and
       commercial
       properties             33,806     4.9     10,724     2.1
                            --------    ----   --------    ----
       Total real estate
         construction         63,501     9.2     42,170     8.1
Consumer                      74,710    10.9     58,249    11.1
     Subtotal                686,880   100.1    523,800   100.1
     Less deferred loan
       fees and other           (991)   (0.1)      (649)   (0.1)
                            --------   -----   --------   -----
     Total loans            $685,889   100.0%  $523,151   100.0%
                            ========   =====   ========   =====
Loans held for sale         $  4,377           $ 11,341
                            ========           ========

Total loans at year-end increased $162.7 million, or 31.1%, from year end 1996. All loan categories except for one- to four-family loans con-tributed significantly to the increase.

Commercial and Private Banking Lending

Commercial loans increased to $270.9 million at December 31, 1997, representing 39.5% of total loans, from $194.8 million at December 31, 1996. This increase reflects management's commitment to provide competitive commercial lending in the Company's primary market area. The Company expects to continue to expand its commercial lending products and to emphasize in particular its relationship banking with businesses, business owners and professional individuals.


Columbia Banking System ...................................MD&A

Real Estate Lending

One- to Four-Family Residential. Residential one- to four-family loans decreased $6.3 million to $71.1 million at December 31, 1997, representing 10.4% of total loans, compared with $77.4 million at December 31, 1996. The decrease is attributable to maturities and prepayments of the portfolio. These loans are used by the Company to collateralize advances from the Federal Home Loan Bank ("FHLB"). The Company's underwriting standards require that one- to four-family portfolio loans generally be owner-occupied and that loan amounts not exceed 80% (90% with private mortgage insurance) of the appraised value or cost, whichever is lower, of the underlying collateral at origination. Generally, management's policy is to originate for sale to third parties residential loans secured by properties located within the Company's primary market areas.


Five or More Family Residential and Commercial Properties. The Company makes multi-family and commercial real estate loans in its primary market areas. Multi-family and commercial real estate lending increased to $206.6 million at December 31, 1997, representing 30.1% of total loans, from $151.2 million at December 31, 1996. The Company's underwriting standards generally require that the loan-to-value ratio for multi-family and commercial loans not exceed 75% of the appraised value or cost, whichever is lower, and that commercial properties maintain debt coverage ratios (net operating income divided by annual debt servicing) of 1.2 or better. Underwriting standards can be influenced by competition. The Company endeavors to maintain the highest practical underwriting standards while balancing the need to remain competitive in its lending practices.

Construction Loans

The Company originates a variety of real estate construction loans. One- to four-family residential construction loans are originated for the construction of custom homes (where the home buyer is the borrower) and provide financing to builders for the construction of pre-sold homes and speculative residential construction. Construction loans on one- to four-family residences decreased to $29.7 million at December 31, 1997, representing 4.3% of total loans, from $31.4 million at December 31, 1996. Multi-family and commercial real estate construction loans increased to $33.8 million at December 31, 1997, representing 4.9% of total loans, from $10.8 million at December 31, 1996. The increase is a result of the growing commercial business economy in Pierce County and the Puget Sound region.

The Company endeavors to limit its construction lending risk through adherence to strict underwriting procedures.

Consumer Lending

At December 31, 1997, the Company had $74.7 million of consumer loans outstanding, representing 10.9% of total loans, as compared with


Columbia Banking System ...................................MD&A

$58.2 million at December 31, 1996. Consumer loans made by the Company include automobile loans, boat and recreational vehicle financing, home equity and home improvement loans and miscellaneous personal loans.

At December 31, 1997, the Company had no foreign loans.

Management's growth strategy has concentrated on the Tacoma/Pierce County market. The results of that strategy are evident in the following summary of loan growth by market area:

In Thousands                                       Increase
December 31,            1997       1996       amount      percent
------------            ----       ----       -------------------

Pierce County         $485,863    $346,353     $139,510    40.3%
All other counties     200,026     176,798       23,228    13.1
                      --------    --------     --------    ----
     Total            $685,889    $523,151     $162,738    31.1%
                      ========    ========     ========    ====

Nonperforming Assets

Nonperforming assets consist of nonaccrual loans, restructured loans and real estate owned. The following tables set forth, at the dates indicated, information with respect to nonaccrual loans, restructured loans, total nonperforming loans (nonaccrual loans plus restructured loans), real estate owned and total nonperforming assets of the Company:

In Thousands
December 31,                          1997        1996     1995
------------                          ----        ----     ----

Nonaccrual:
     One- to four-family
     residential                     $  661      $1,645   $  329
     Commercial business                728         385       86
     Consumer                            73         226       34
                                     ------      ------    -----
     Total                            1,462       2,256      449

Restructured:
     One- to four-family
       residential                       20          25       29
                                     ------      ------   ------
       Total nonperforming loans     $1,482      $2,281   $  478
                                     ======      ======   ======
Real estate owned                       231         484    3,304
                                     ------      ------   ------
     Total nonperforming assets      $1,713      $2,765   $3,782
                                     ======      ======   ======
Accruing loans past-due
     90 days or more                             $  111   $  154
Impaired loans                       $  728         385       86
Potential problem loans                  669        346      239
Allowance for loan losses              8,440      5,282    4,340
Nonperforming loans to loans            0.22%      0.44%    0.11%
Allowance for loan losses to loans      1.23       1.01     1.04
Allowance for loan losses to
     nonperforming loans              569.50     231.57   907.95
Nonperforming assets
     to total assets                    0.20       0.39     0.73
                                     =======     ======   ======


Columbia Banking System ...................................MD&A

The consolidated financial statements are prepared according to the accrual basis of accounting. This includes the recognition of interest income on the loan portfolio, unless a loan is placed on a nonaccrual basis, which occurs when there are serious doubts about the collectibility of principal or interest. Generally, the Company's policy is to place a loan on nonaccrual status when the loan is past due 90 days. Restruc-tured loans are those for which concessions have been granted due to the borrower's weakened financial condition. This includes the reduction of interest rates below a rate otherwise available to that borrower, or the deferral of interest or principal. Interest on restructured loans is accrued at the restructured rates when it is anticipated that no loss of original principal will occur.

Impaired loans, generally, refer to loans that are restructured in a troubled debt restructuring involving a modification of terms, nonaccrual loans and loans past due 90 days and still accruing.

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

Nonperforming loans decreased to $1.5 million at December 31, 1997, from $2.3 million at December 31, 1996. At December 31, 1997, nonperforming loans were 0.22% of period-end loans (excluding loans held for sale) compared with 0.44% and 0.11% at December 31, 1996 and 1995, respectively. Total nonperforming assets decreased $1.1 million to $1.7 million, or 0.20% of total assets at December 31, 1997. In February 1996, the Company sold the majority of its "real estate owned" (which consisted of one property in the state of Washington), thus reducing total nonperforming assets to $2.8 million, or 0.39% of total assets at December 31, 1996, from $3.8 million, or 0.73% of total assets at year end 1995.


Provision and Allowance for Loan Losses

The allowance for loan losses is maintained at a level considered by management to be adequate to provide for anticipated loan losses based on management's assessment of various factors affecting the loan portfolio. This includes a review of problem loans, business conditions and loss experience and overall evaluation of the quality of the underlying collateral, holding and disposal costs and costs of capital. The allowance is increased by provisions charged to operations, and is reduced by loans charged off, net of recoveries.

While management believes it uses the best information available to determine the allowance for loan losses, unforeseen market conditions could result in adjustments to the allowance for loan losses, and net income could be significantly affected, if circumstances differ substantially from the assumptions used in determining the allowance.


Columbia Banking System ...................................MD&A

The allowance for loan losses at December 31, 1997 increased to 1.23%, from 1.01% of loans at December 31, 1996 (excluding loans held for sale at each date). The increase was due to a $3.1 million increase in loan loss provisions during 1997 compared to 1996. The 1997 increase in the loan loss provision is a result of the Company's rapid loan growth. Although nonperforming loans are currently low, rapid growth could increase future losses. Accordingly, the Company increased the loan loss provision by $2.0 million in the fourth quarter of 1997. For the years ended December 31, 1997, 1996 and 1995, net loan charge-offs amounted to $1.6 million, $693,000 and $217,000, respectively. The Company's provision for loan losses was $4.7 million for 1997, compared with $1.6 million for 1996 and $1.4 million for 1995.

The following table summarizes the changes in the allowance for loan losses:

In Thousands
December 31,                          1997        1996        1995
------------                          ----        ----        ----

Total loans,
     net at end of period/1/         $685,889    $523,151    $418,057
Daily average loans                   613,671     473,887     373,560

Beginning balance of
     allowance for loan losses          5,282       4,340       3,175
Charge-offs:
     One- to four-family residential     (364)         (7)
     Commercial business               (1,025)       (514)       (148)
     Private banking                      (11)       (115)
     Consumer                            (259)       (199)         (4)
                                     --------    --------    --------
       Total charge-offs               (1,659)       (720)       (267)
Recoveries:
     One- to four-family residential        1           7
     Commercial business                   43          17          45
     Consumer                              47           3           5
     Total recoveries                      91          27          50
     Net charge-offs                   (1,568)       (693)       (217)

Provision charged to expense            4,726       1,635       1,382
                                     --------    --------    --------
Ending balance                       $  8,440    $  5,282    $  4,340
                                     ========    ========    ========
Ratio of net charge-offs
     during period to average
     loans outstanding                   0.26%       0.15%       0.06%

1    Excludes loans held for sale.


Securities

The Company's securities (securities available for sale and securities held to maturity) increased by $2.3 million to $66.0 million from year-end 1996 to year-end 1997. The Company had no sales of securities during 1997. Purchases during the year totaled $35.9 million while


Columbia Banking System ...................................MD&A
maturities and prepayments totaled $33.6 million. U.S. Treasury and government agency securities comprised 80.4% of the investment portfolio, with mortgage-backed securities at 10.6% and state and municipal securities at 6.4%. The average maturity of the securities portfolio was 2 years, 6 months at December 31, 1997.

Approximately 85.3% of the Company's securities are classified as available for sale and carried at market value. These securities are used by management as part of its asset/liability management strategy and may be sold in response to changes in interest rates and/or significant prepayment risk. For further information on investment securities, including gross unrealized gains and losses in the portfolio and gross realized gains and losses on sales of securities, see Note 4 to the consolidated financial statements.

Premises and Equipment

In 1997, fixed assets increased $8.5 million, or 45% from 1996. The net change includes purchases of $11.0 million, disposals of $500,000 and depreciation expense of $2.1 million. The Company's capital expenditures in 1998 are anticipated to be approximately $5.3 million. Such expenditures are expected to include approximately $2.1 million for new buildings and for remodeling existing structures, and $3.2 million for new furniture and equipment.

Liquidity and Sources of Funds

The Company's primary sources of funds are customer deposits and advances from the FHLB. These funds, together with loan repayments, loan sales, retained earnings, equity and other borrowed funds, are used to make loans, to acquire securities and other assets, and to fund continuing operations.

     Deposit Activities

     The Company experienced overall average deposit growth of 29.3% and 30.4% in 1997 and 1996, respectively. All categories of deposits increased during both years. Interest-bearing and noninterest-bearing demand deposits increased 39.7% and 48.8% in 1997, and 64.4% and 36.6% in 1996,
     respectively.

     Average deposits are summarized in the following table:

In Thousands
years ended December 31,          1997       1996        1995
------------------------          ----       ----        ----
Demand and other
     noninterest-bearing        $111,492   $ 74,940    $ 54,878
Interest-bearing demand          223,514    160,020      97,326
Savings                           38,301     32,438      33,145
Certificates of deposit          282,899    240,214     203,978
                                --------   --------    --------
     Total average deposits     $656,206   $507,612    $389,327
                                ========   ========    ========


Columbia Banking System ...................................MD&A

The Company is establishing a branch system catering primarily to retail depositors, supplemented by business banking customer deposits and other borrowings. While that stable core deposit base is being established, management's strategy for funding growth has been to make use of brokered and other wholesale deposits. The Company's use of brokered and other wholesale deposits decreased in 1997, though management anticipates continued use of such deposits to fund increasing loan demand. The deposit increase of $143.9 million during 1997 occurred entirely in "core deposits." Brokered and other wholesale deposits (excluding public deposits) decreased $26.8 million to $3.5 million, or 0.47% of total deposits, at December 31, 1997, from $30.3 million, or 5.1% of total deposits, at December 31, 1996.

Brokered and other wholesale deposits are summarized below. The average interest rate for these deposits was 5.77% and 5.63% at December 31, 1997 and 1996, respectively.

                                   1997                 1996
                                   ----                 ----

                                      Percent               Percent
December 31,                          of Total              of Total
dollars in thousands         amount   deposits    amount    deposits
--------------------         ------   --------    ------    --------
Maturing within
     one year                $1,486     0.20%     $28,863     4.8%
Maturing after
     one year but
     within three years       2,000     0.27        1,387     0.3
                             ------     ----      -------     ---
     Total brokered
     and other
     wholesale deposits      $3,486     0.47%     $30,250     5.1%
                             ------     ----      -------     ---

The increase in deposits is largely due to management's growth strategy emphasizing the Tacoma/Pierce County market area. Following is a summary of year-end deposits by county:


in thousands                                            increase
December 31,                 1997        1996       amount    percent
------------                 ----        ----       -----------------

Pierce County              $505,212    $402,938    $102,274     25.4%
All other counties          235,218     193,566      41,652     21.5
                           --------    --------    --------     ----
     Total                 $740,430    $596,504    $143,926     24.1%
                           ========    ========    ========     ====

Borrowings

The Company relies on FHLB advances to supplement its funding sources, and the FHLB serves as the Company's primary source of long-term borrowings. FHLB advances are secured by one- to four-family real estate mortgages and certain other assets. At December 31, 1997, the Company had total advances of $39.0 million at interest rates ranging from 5.20% to 6.14%. The weighted average interest rate on such advances was 5.43%. At December 31, 1997, the maximum borrowing line from the FHLB was $113.3 million. Management anticipates


Columbia Banking System ...................................MD&A
that the Company will continue to rely on the same sources of funds in the future, and will use those funds primarily to make loans and purchase securities.

Interest Rate Sensitivity

Columbia Bank is exposed to interest rate risk, which is the risk that changes in prevailing interest rates will adversely affect assets, liabilities, capital income and expenses at different times or in different amounts. Generally, there are four sources of interest rate risk, as described below:

Repricing Risk. Generally, repricing risk is the risk of adverse consequence from a change in interest rates that arise because of differences in the timing of when those interest rate changes affect an institution's assets and liabilities.

Basis Risk. Basis risk is the risk of adverse consequence resulting from unequal changes in the spread between two or more rates for different instruments with the same maturity.

Yield Curve Risk. Yield curve risk is the risk of adverse consequence resulting from unequal changes in the spread between two or more rates for different maturities for the same instrument.

Option Risk. In banking, option risks are known as borrower options to prepay loans and depositor options to make deposits, withdrawals, and early redemptions. Option risk arises whenever bank products give customers the right, but not the obligation, to alter the quantity of the timing of cash flows.

The Company maintains an asset/liability management policy that provides guidelines for controlling exposure to interest rate risk. The guidelines direct management to assess the impact of changes in interest rates upon both earnings and capital. The guidelines further provide that in the event of an increase in interest rate risk beyond preestablished limits, management will consider steps to reduce interest rate risk to acceptable levels.

The analysis of an institution's interest rate gap (the difference between the repricing of interest-earning assets and interest-bearing liabilities during a given period of time) is one standard tool for the measurement of the exposure to interest rate risk. The Company believes that because interest rate gap analysis does not address all factors that can affect earnings performance, it should be used in conjunction with other methods of evaluating interest rate risk.

The following table sets forth the estimated maturity or repricing, and the resulting interest rate gap of the Company's interest-earning assets and interest-bearing liabilities at December 31, 1997. The amounts in the table are derived from the Company's internal data and are based upon regulatory reporting formats. Therefore, they may not be consistent with financial information appearing elsewhere herein that has been prepared in accordance with generally accepted accounting principles. The amounts could be significantly affected by external factors such as


Columbia Banking System ...................................MD&A
changes in prepayment assumptions, early withdrawal of deposits and competition. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while other types may lag behind changes in market interest rates. Additionally, certain assets, such as adjustable-rate mortgages, have features which restrict changes in the interest rates of such assets both on a short-term basis and over the lives of such assets. Further, in the event of a change in market interest rates, prepayment and early withdrawal levels could deviate significantly from those assumed in calculating the tables. Finally, the ability of many borrowers to service their adjustable-rate debt may decrease in the event of a substantial increase in market interest rates.



                                     Estimated Maturity or Repricing
Dollars in Thousands         0-3        4-12       1-5      5-10      More Than
December 31, 1997           months     months     years     years     10 years     Total
--------------------        ------     ------     -----     -----     --------     -----
Interest-earning assets
Interest-earning
     deposits               $ 28,108                                             $ 28,108
Securities                     1,578   $ 21,394   $ 31,235   $16,092   $   803     71,102
Loans:
     Business and
       commercial
       real estate           252,795     31,947    111,143     3,088     3,835    402,808
     One- to
       four-family            70,780     60,761     62,883     3,150    10,724    208,298
     Consumer                 14,908     27,828     31,888     3,016       244     77,884
                            --------   --------   --------    ------   -------   --------
     Total interest-
       earning assets       $368,169   $141,930   $237,149   $25,346   $15,606   $788,200
                            ========   ========   ========   =======   =======   ========
Noninterest-
     earning assets                       1,276                         75,079     76,355
                            --------   --------   --------   -------   -------   --------
     Total assets           $368,169   $143,206   $237,149   $25,346   $90,685   $864,555
                            ========   ========   ========   =======   =======   ========
Percent of total
     interest-earning
     assets                    46.71%     18.00%     30.09%     3.22%     1.98%    100.00%


Columbia Banking System ...................................MD&A

                                                       Estimated Maturity or Repricing
Dollars in Thousands                     0-3        4-12       1-5       5-10       More Than
December 31, 1997                       months     months     years      years      10 years    Total
--------------------                    ------     ------     -----      -----      --------    -----
Interest-bearing liabilities
Deposits:
     Money market checking              $174,298                                                $174,298
     NOW accounts                         14,788              $ 59,154                            73,942
     Savings accounts                     12,816                         $ 12,815    $ 12,815     38,446
     Time certificates
       of deposit                         94,373   $169,652     44,636                           308,661
FHLB advances                              2,000     12,000     25,000                            39,000
                                         -------   --------   --------   --------    --------   --------
     Total interest-bearing
     liabilities                        $298,275   $181,652   $128,790   $ 12,815    $ 12,815   $634,347
                                        ========   ========   ========   ========    ========   ========
Noninterest-bearing
     liabilities and equity              116,450                29,112                84,646     230,208
                                        ========   ========   ========   ========    ========   ========
     Total liabilities and equity       $414,725   $181,652   $157,902   $ 12,815    $ 97,461   $864,555
                                        ========   ========   ========   ========    ========   ========
Percent of total
     interest-earning assets               37.84%     23.04%     16.34%      1.63%       1.63%     80.48%
                                        ========   ========   ========   ========    ========   ========
Rate sensitivity gap                    $ 69,894   $(39,722)  $108,359   $ 12,531    $  2,791   $153,853
Cumulative rate sensitivity gap           68,894     30,172    138,531    151,062     153,853
                                        --------   --------   --------   --------    --------   --------
Rate sensitivity gap as a percentage
     of interest-earning assets             8.87%     (5.04)%    13.75%      1.59%       0.35%     19.52%
Cumulative rate sensitivity gap
     as a percentage of interest-
     earning assets                         8.87%      3.83%     17.58%     19.17%      19.52%
                                        ========   ========   ========   ========    ========


Columbia Banking System ...................................MD&A

Interest Rate Sensitivity On Net Interest Income

A number of measures are used to monitor and manage interest rate risk, including income simulations and interest sensitivity (gap) analyses. An income simulation model is the primary tool used to assess the direction and magnitude of changes in net interest income resulting from changes in interest rates. Key assumptions in the model include prepayment speeds on mortgage-related assets, cash flows and maturities of other investment securities, loan and deposit volumes and pricing. These assumptions are inherently uncertain and, as a result, the model cannot precisely estimate net interest income or precisely predict the impact of higher or lower interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes and changes in market conditions and management strategies, among other factors.

Based on the results of the simulation model as of December 31, 1997, the Company would expect an increase in net interest income of $332,000 and a decrease in net interest income of $333,000 if interest rates gradually decrease or increase, respectively, from current rates by 100 basis points over a twelve-month period.

Income Tax

Prior to December 31, 1996, for federal income tax purposes, the Company had net operating loss ("NOL") carryforwards. The carry-forwards were used, subject to certain restrictions and limitations, to offset taxable income and the tax liability of the Company. At December 31, 1996, all available NOL carryforwards had been utilized to offset taxable income and the Company is now fully taxable.

For the years ending December 31, 1997 and 1996, the Company recorded income tax provisions of $2.8 million and $500,000, respectively.


Columbia Banking System ...................................MD&A

Capital

Shareholders' equity increased to $78.4 million at December 31, 1997,from $68.2 million at December 31, 1996. The increase is due primarily to net income for the year of $9.3 million. Shareholders' equity was 9.06% and 9.66% of total assets at December 31, 1997 and December 31, 1996, respectively.

Banking regulations require bank holding companies to maintain a minimum "leverage" ratio of core capital to adjusted quarterly average total assets of at least 3%. At December 31, 1997, the Company's leverage ratio was 9.33%, compared with 10.17% at December 31, 1996. In addition, banking regulators have adopted risk-based capital guidelines, under which risk percentages are assigned to various categories of assets and off-balance sheet items to calculate a risk-adjusted capital ratio. Tier I capital generally consists of common shareholders' equity, less goodwill and certain identifiable intangible assets, while Tier II capital includes the allowance for loan losses and subordinated debt, both subject to certain limitations. Regulatory minimum risk-based capital guidelines require Tier I capital of 4% of risk-adjusted assets and total capital (combined Tier I and Tier II) of 8%. The Company's Tier I and total capital ratios were 10.77% and 11.93%, respectively, at December 31, 1997, compared with 12.51% and 13.48%, respectively, at December 31, 1996.

During 1992, the Federal Deposit Insurance Corporation (the "FDIC") published the qualifications necessary to be classified as a "well capitalized" bank, primarily for assignment of FDIC insurance premium rates beginning in 1993. To qualify as "well capitalized," banks must have a Tier I risk-adjusted capital ratio of at least 6%, a total risk-adjusted capital ratio of at least 10%, and a leverage ratio of at least 5%. Columbia Bank qualified as "well-capitalized" at December 31, 1997. Failure to qualify as "well capitalized" can negatively impact a bank's ability to expand and to engage in certain activities.

Applicable federal and Washington state regulations restrict capital distributions by institutions such as Columbia Bank, including dividends. Such restrictions are tied to the institution's capital levels after giving effect to distributions. The Company's ability to pay cash dividends is substantially dependent upon receipt of dividends from the Bank.

On April 23, 1997, the Company announced a 5% stock dividend payable on May 22, 1997, to shareholders of record on May 8, 1997. On May 22, 1997, 260,899 common shares were issued to shareholders. Average shares outstanding, net income per share and book value per share for all periods presented have been retroactively adjusted to give effect to this transaction.


Columbia Banking System ...................................MD&A

In November and December 1996, the Company issued 1.445 million shares of common stock in a public offering, raising approximately $20.7 million in new capital. The Company contributed approximately $10 million of these proceeds to Columbia Bank primarily to fund additional expansion in Pierce County, and, over the next several years, into south King and Thurston Counties. The remainder was used to repay a $3.0 million borrowing and for general corporate purposes.

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

Impact of The Year 2000 Issue

Many existing computer systems, including the systems used by the Company, use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000. The Company is currently preparing its operations for the Year 2000 and also has begun to identify which customers and their respective operations will not be in compliance with the Year 2000. The Company also has received assurances from its data processing service provider that it is aggressively addressing its capacity to achieve Year 2000 compliance.


Columbia Banking System ...................................MD&A

Recent Accounting Pronouncements

In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 123 requires the Company to elect to account for stock-based compensation on a fair value basis or an intrinsic value basis. The intrinsic value basis is currently used by the Company and is the accounting principle prescribed by Accounting Principles Board No. 25 "Accounting for Stock Issued to Employees" (APB No. 25). SFAS No. 123 requires among other things, disclosure in the footnotes of the pro forma impact on net income and earnings per share of the difference between compensation expense using the intrinsic value method and the fair value method if the fair value method of accounting is not used. The adoption of SFAS No. 123 is required for the fiscal year ended December 31, 1997. The Company elected to continue to apply APB No. 25 for measurement of stock compensation and has provided disclosure required by SFAS No. 123 in Note 10 accompanying the consolidated financials of the Company.

In June 1996, the FASB issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS No. 125"). SFAS No. 125 requires the Company to recognize all financial assets and servicing that it controls and liabilities that it has incurred after a transfer of financial assets. The Company must also "derecognize" financial assets when control has been surrendered and must derecognize liabilities when extinguished. SFAS No. 125 is not expected to have a significant impact on the Company.

In February 1997, the FASB issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128"). The statement is effective for years ending after December 15, 1997, for both interim and annual periods, and replaces the presentation of primary and fully diluted earnings per share with a presentation of basic and diluted earnings per share. The adoption of this statement is not expected to have a material impact on earnings per share reported by the Company.

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). This statement provides standards for reporting comprehensive, or all inclusive, income. In the Company's case, based on current operations, it would include as an addition or deduction to reported net income, the change in the securities valuation reserve. This statement will not affect reported net income of the Company. SFAS No. 130 will be effective in the Company's 1998 financial statements and will require restatement of all prior periods shown on the financial statements.

Change in Accounting Firms

On February 26, 1997, the Company engaged Deloitte & Touche LLP as the Company's principal independent accountant. Prior to Deloitte & Touche's engagement, Price Waterhouse LLP, independent certified public accountants, had served as the principal independent accountant for the Company and rendered their report with respect to the Company's financial statements for the year ended December 31, 1996. The recommendation to change accountants was made by management of the Company and was approved by the Audit Committee and the Board of Directors. For more information please refer to the Company's Form 8K/A filed with the Securities and Exchange Commission on March 17, 1997.

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

Quarterly Common Stock Prices and Dividend payments

The Company's common stock trades on The Nasdaq Stock Market under the symbol COLB. Price information generally appears daily in the Nasdaq National Market Issues section of The Wall Street Journal and in most major Pacific Northwest metropolitan newspapers. On December 31, 1997, the last sale price for the Company's stock in the over-the-counter market was $27.

The Company presently intends to retain earnings to support antici-pated growth. Accordingly, the Company does not intend to pay cash dividends on its common stock in the foreseeable future. Please refer to the "Capital" section of the "Management Discussion and Analysis of Financial Condition and Results of Operations" and Note 3 to the consolidated financial statements, contained elsewhere in this report, for regulatory capital requirements and restrictions on dividends to shareholders.


Columbia Banking System ...................................MD&A

The Company is aware that large blocks of its stock are held in street name by brokerage firms. At December 31, 1997, the number of shareholders of record was 1,124.

The following are high and low sales prices as reported in The Nasdaq National Market System according to information furnished by the National Association of Securities Dealers. Prices do not include retail mark-ups, mark-downs or commissions.


                          high            low
                          ----            ---
1997
First quarter            $18 1/4         $15 1/2
Second quarter            20 5/8          14 3/4
Third quarter             25 3/4          19 3/4
Fourth quarter            28 1/4          22 1/2
For the year              28 1/4          15 1/2

1996
First quarter            $14 3/4         $11 1/8
Second quarter            16 1/2          13
Third quarter             16              14 1/4
Fourth quarter            17 1/4          14 1/2

For the year              17 1/4          11 1/8



Columbia Banking System ...................................MD&A

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

The consolidated financial statements for 1997 have been audited by Deloitte & Touche LLP, the Company's independent auditors. In planning and performing their audit, Deloitte & Touche LLP considered the Company's internal control structure in order to determine their auditing procedures for the purpose of expressing their opinion on the financial statements and not to provide assurance on the internal control structure. Their consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants.

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

(signatures)

/s/ W.W. Philip                             /s/ Gary R. Schminkey

W. W. Philip                                Gary R. Schminkey
Chairman, President and                     Senior Vice President and
Chief Executive Officer                     Chief Financial Officer


Columbia Banking System

                        Report of Independent Auditors

To the Board of Directors
and Shareholders of
Columbia Banking System, Inc.

We have audited the accompanying consolidated balance sheet of Columbia Banking System, Inc. and its subsidiaries (the Company) as of December 31, 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly in all material respects, the financial position of the Company at December 31, 1997, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements give retroactive effect to the mergers of the Company and Cascade Bancorp, Inc. and the Company and Bank of Fife, which have been accounted for as poolings of interests as described in
Note 2 to the consolidated financial statements.

The consolidated financial statements of the Company for the years ended December 31, 1996 and 1995, prior to their restatement for the 1997 poolings of interests were audited by other auditors whose report dated January 22, 1997, expressed an unqualified opinion on those statements. The contribution of the Company represented 81% and 80% of restated net interest income in 1996 and 1995 respectively, and 77% and 75% of restated net income in 1996 and 1995, respectively. Separate financial statements of the other companies included in the Company's restated consolidated financial statements for the years ended December 31, 1996 and 1995, were audited and reported on separately by other auditors. We have audited the combination of the accompanying consolidated balance sheet as of December 31, 1996, and the related statements of operations, shareholders' equity and cash flows for the years ended December 31, 1996 and 1995, after restatement for the 1997 poolings of interests; in our opinion, such consolidated statements have been properly combined on the basis described in
Note 2 to the consolidated financial statements.


/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Seattle, Washington

January 30, 1998

                     Consolidated Statements of Operations

In Thousands Except
Per Share Amounts
Years Ended December 31,           1997          1996          1995
------------------------           ----          ----          ----
Interest income

Loans                            $56,176       $43,240       $36,013
Securities available for sale      3,800         2,360           705
Securities held to maturity          628           702         1,491
Deposits with banks                1,457         1,583           667
                                 -------       -------       -------
    Total interest income         62,061        47,885        38,876

Interest expense

Deposits                          24,775        20,370        16,369
FHLB advances                      1,971         1,938         1,503
Other borrowings                      84           233           302
                                 -------       -------       -------
    Total interest expense        26,830        22,541        18,174

Net interest income               35,231        25,344        20,702

Provision for loan losses          4,726         1,635         1,382
                                 -------       -------       -------
     Net interest income after
     provision for loan losses    30,505        23,709        19,320

Noninterest income

Service charges and other fees     4,234         2,837         2,331
Mortgage banking                   1,032           701           462
Losses on sales of securities
     available for sale                                           (8)
Gains on sales of loans, net       1,035            39
Other fees                         2,973         2,772         1,942
Key Man Life Insurance             3,518
                                 -------       -------       -------
     Total noninterest income     12,792         6,310         4,766


Columbia Banking System                     Financial Statements

In Thousands
Except Per Share Amounts
Years Ended December 31,             1997          1996          1995
------------------------             ----          ----          ----
noninterest expense

Compensation and
     employee benefits             $13,329       $10,285       $ 8,889
Occupancy                            4,488         4,248         3,501
Advertising and promotion            1,264           806           666
Data processing                      1,544         1,222         1,013
Other                                9,375         7,732         5,910
SAIF special assessment                              612
Merger expenses                      1,234
                                   -------       -------       -------
     Total noninterest expense      31,234        24,905        19,979
                                   -------       -------       -------
     Income before income taxes     12,063         5,114         4,107
Provision for income taxes           2,788           479           416
                                   -------       -------       -------
Net Income                         $ 9,275       $ 4,635       $ 3,691
                                   =======       =======       =======
Net income per common share:
     Basic                           $1.41         $0.97         $0.86
     Diluted                          1.37          0.93          0.84

Average number of common
     shares outstanding              6,583         4,794         4,307
Average number of diluted
     common shares outstanding       6,777         4,931         4,385


See accompanying notes to consolidated financial statements


Columbia Banking System                     Financial Statements

                          Consolidated Balance Sheets

In Thousands
December 31,                                 1997             1996
------------                                 ----             ----
Assets

Cash and due from banks                   $ 47,604         $ 38,286
Interest-earning deposits with banks        28,108           44,972
Securities available for sale               56,279           52,044
Securities held to maturity                  9,679           11,621
FHLB stock                                   5,144            4,599
Loans held for sale                          4,377           11,341
Loans                                      685,889          523,151
     Less: allowance for loan losses         8,440            5,282
                                          --------         --------
     Loans, net                            677,449          517,869
Interest receivable                          5,023            4,120
Premises and equipment, net                 27,246           18,751
Real estate owned                              231              484
Other                                        3,415            2,361
                                          --------         --------
Total Assets                              $864,555         $706,448
                                          ========         ========

Columbia Banking System                     Financial Statements

In Thousands
December 31,                                                                1997          1996
------------                                                                ----          ----
Liabilities and shareholders' equity

Deposits:
     Noninterest-bearing                                                  $146,063      $101,401
     Interest-bearing                                                      594,367       495,103
                                                                          --------      --------
     Total deposits                                                        740,430       596,504
Federal Home Loan Bank advances                                             39,000        34,000
Securities sold under agreements
     to repurchase                                                                         2,126
Other liabilities                                                            6,772         5,594
                                                                          --------      --------
     Total liabilities                                                     786,202       638,224

Commitments and
     contingent liabilities (Note 13)

Shareholders' equity:
     Preferred stock (no par value)
     Authorized, 2,000,000 shares;
          none outstanding

                                                    December 31,
     Common stock                              1997             1996
          (no par value)
          Authorized shares                  11,000           10,000
     Issued and outstanding                   6,587            6,248        67,901        62,980
     Retained earnings                                                      10,415         5,282
     Unrealized gains (losses) on securities
     available for sale, net of tax                                             37           (38)
                                                                          --------      --------
     Total shareholders' equity                                             78,353        68,224
                                                                          --------      --------
Total Liabilities and Shareholders' Equity                                $864,555      $706,448

See accompanying notes to consolidated financial statements


Columbia Banking System                     Financial Statements

                Consolidated Statements of Shareholders' Equity

                                                                      Common Stock
                                                                Number
In Thousands                                                  of Shares          Amount
------------                                                  ---------          ------

Balance at December 31, 1995                                    4,337            $37,414

Net income                                                      4,635              4,635
Issuance of shares of common stock, net                                            1,492
Issuance of shares of common stock
     5% stock dividend                                            164              2,157
Conversion of Convertible Subordinated Notes                      255              2,509
Change in unrealized gains and (losses)
                                                                -----            -------
Balance at December 31, 1996                                    6,248             62,980

Net income                                                      9,275              9,275
Issuance of shares of common stock, net                            78                779
Issuance of shares of common stock
     5% stock dividend                                            261              4,142
Change in unrealized gains and (losses)
                                                                -----             ------
Balance at December 31, 1997                                    6,587            $67,901

Columbia Banking System                     Financial Statements

                                                                           Unrealized         Total
                                                              Retained      Gains and      Shareholders'
In Thousands                                                  earnings      (losses)         equity
------------                                                  --------     ----------      -------------
Balance at December 31, 1995                                  $ 2,804         $(98)          $40,120

Net income
Issuance of shares of common stock, net                         4,635                          4,635
Issuance of shares of common stock                                                            20,900
     5% stock dividend                                         (2,157)
Conversion of Convertible Subordinated Notes                                                   2,509
Change in unrealized gains and (losses)                                         60                60
                                                              -------         ----          --------
Balance at December 31, 1996                                    5,282          (38)           68,224

Net income
Issuance of shares of common stock, net                         9,275                          9,275
Issuance of shares of common stock                                                               779
     5% stock dividend                                         (4,142)
Change in unrealized gains and (losses)                                         75                75
                                                              -------         ----           -------
Balance at December 31, 1997                                  $10,415         $ 37           $78,353

See accompanying notes to consolidated financial statements


Columbia Banking System                     Financial Statements

                     Consolidated Statements of Cash Flows

In Thousands                              1997      1996       1995
------------                              ----      ----       ----
Operating Activities

Net income                               $9,275    $ 4,635     $3,691
Adjustments to reconcile
     net income to net cash
     provided (used) by
     operating activities:
     Provision for loan losses            4,726      1,635      1,382
     Deferred income tax
     expense (benefit)                      956        (12)        48
     Losses on real estate owned            105         41         29
     Depreciation and amortization        2,189      2,681      1,589
     Net realized losses (gains)
     on sale of investments                (971)       218        (53)
     (Increase) decrease in
     loans held for sale                  6,964     (9,974)       245
     Increase in interest receivable       (903)    (1,109)      (881)
     Increase in interest payable           528        423        554
     Net changes in other assets
     and liabilities                     (3,546)       208      1,344
                                       --------    -------     ------
     Net cash provided (used)
     by operating activities             19,323     (1,254)     7,948

Investing activities

Proceeds from maturities of
     securities available for sale       25,337     17,885      2,120
Proceeds from sales of
     securities available for sale                              5,980
Purchase of securities
     available for sale                 (34,831)   (46,770)    (8,408)
Proceeds from maturities
     of mortgage-backed
     securities available for sale        3,814      1,682
Proceeds from maturities
     of securities held to maturity       4,414      1,471      8,828
Purchases of securities
     held to maturity                    (1,470)    (3,014)   (11,627)
Loans originated and acquired,
     net of principal collected        (173,877)  (106,888)  (104,477)
Proceeds from sales of loans             10,177                 4,756
Purchases of premises
     and equipment                      (11,043)    (7,181)    (7,000)
Proceeds from disposal of
     premises and equipment                 400      1,273        241
Proceeds from sale of
     real estate owned                      588      3,307         13
Other, net                                  (83)      (495)      (119)
                                       --------   --------   --------
     Net cash used by
     investing activities              (176,574)  (138,730)  (109,693)



Columbia Banking System                     Financial Statements

In Thousands                              1997       1996       1995
------------                              ----       ----       ----

Net increase in deposits                $143,926   $149,605   $111,027
Proceeds from FHLB advances
     and other long-term debt             25,000     32,800     17,000
Repayment of FHLB advances
     and other long-term debt            (20,000)   (23,800)    (9,000)
Increase in securities sold under
     repurchase agreements                            1,366        179
Proceeds from issuance
     of common stock, net                    779     20,900         97
                                        --------   --------   --------
     Net cash provided
     by financing activities             149,705    180,871    119,303
                                        --------   --------   --------
     Increase (decrease)
       in cash and
       cash equivalents                   (7,546)    40,887     17,558
     Cash and cash equivalents
     at beginning of period               83,258     42,371     24,813
                                        --------   --------   --------
    Cash and cash equivalents
     at end of period                   $ 75,712   $ 83,258   $ 42,371
                                        ========   ========   ========

supplemental information

Cash paid for interest                   $26,302   $ 22,117   $ 17,620
Cash paid for income taxes                 3,380        460        189
Transfer from securities
     held to maturity
     to available for sale                                      23,162
Transfer from securities
     available for sale
     to held to maturity                     996
Loans foreclosed and transferred
     to real estate owned                    440        528
Issuance of common stock from
     conversion of convertible
     subordinated notes                               2,509         40

See accompanying notes to consolidated financial statements


Columbia Banking System                     Financial Statements

                  Notes to Consolidated Financial Statements

Columbia Banking System, Inc. (the "Company") is a registered bank holding company whose wholly owned subsidiary, Columbia State Bank ("Columbia Bank"), conducts a full-service commercial banking business. Headquartered in Tacoma, Washington, the Company provides a full range of commercial banking services to small and medium-sized businesses, professionals and other individuals through banking offices located in the Tacoma metropolitan area and contiguous parts of the Puget Sound region of Washington, as well as the Longview and Woodland communities in southwestern Washington. Substantially all of the Company's loans, loan commitments and core deposits are geographically concentrated in its service areas.

Note 1.  Summary of Significant Accounting Policies

The financial statements have been prepared in accordance with generally accepted accounting principles. Accordingly, they include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments including normal recurring accruals necessary for a fair presentation of results of operations for all periods included herein have been made. The results of operations for the year ending December 31, 1997, are not necessarily indicative of results to be anticipated for future periods.

Consolidation

The consolidated financial statements of the Company include the accounts of the corporation and its wholly owned subsidiaries after the elimination of all material intercompany transactions and accounts.

Accounting Treatment of Mergers

All mergers during the reported periods qualify for "pooling of interests" accounting treatment. Under the pooling of interests method of accounting, the historical basis of the assets, liabilities, and equity are combined and carried forward at their previously recorded amounts. Income and other financial statements after the mergers are restated retroactively as if the mergers had taken place prior to the periods covered by such financial statements. No recognition of goodwill arising from the mergers is required under the pooling of interests accounting method.


Securities Available For Sale

Securities to be held for indefinite periods of time and not intended to be held to maturity or on a long-term basis are classified as available for sale and carried at market value. Unrealized gains and losses are recorded directly to a component of shareholders' equity. Securities available for sale include securities that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates and/or significant prepayment risk.

Securities Held to Maturity

Securities held to maturity are those securities which the Company has the ability and intent to hold to maturity. Events which may be reasonably anticipated are considered when determining the Company's intent to hold investment securities until maturity. Investment securities are carried at cost, adjusted for amortization of premiums and


Columbia Banking System                     Notes
accretion of discounts using a method that approximates the interest method. Gains and losses on the sale of all securities are determined using the specific identification method.

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

The Bank evaluates commercial real estate and commercial business loans for impairment on an individual basis. A loan is considered impaired when it is probable that a creditor will be unable to collect all amounts due according to the terms of the loan agreement. Factors involved in determining impairment include, but are not limited to, the financial condition of the borrower, value of the underlying collateral, and current economic conditions. The valuation of impaired loans is based on either the present value of expected future cash flows discounted at the loan's effective interest rate or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The amount by which the recorded investment in the loan exceeds either the present value of expected future cash flows or the value of the impaired loan's collateral when applicable, would be a specifically allocated reserve for loan losses. Any portion of an impaired loan classified as loss under regulatory guidelines is charged off.

Premiums or discounts on loans purchased and sold are amortized, using the interest method, over periods which approximate the average life of the loans.

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


Columbia Banking System                     Notes

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

Earnings Per Share

In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128"). This statement established standards for computing and presenting earnings per share ("EPS"). The statement simplified the standards for computing EPS and made them comparable to international EPS standards. It replaced the presentation of primary EPS with a presentation of basic EPS.
Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period.
Diluted EPS reflected the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Diluted EPS is computed similarly to previously reported fully diluted EPS. This statement required restatement of all prior period EPS data presented.

The only reconciling item affecting the calculation of earnings per share is the inclusion of stock options affecting the shares outstanding in diluted earnings per share of 194,000, 137,000, and 78,000 in 1997,1996, and 1995 respectively.

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


Columbia Banking System                     Notes

Statement of Cash Flows

The accompanying consolidated statements of cash flows has been prepared using the "indirect" method for presenting cash flows from operating activities. For purposes of this statement, cash and cash equivalents include cash and due from banks, interest-earning deposits with banks and federal funds sold.

Reclassification

Certain amounts in the 1996 and 1995 consolidated financial statements have been reclassified to conform with the 1997 presentation. These reclassifications had no effect on net income (loss).

Prospective Accounting Pronouncement

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). This statement provides standards for reporting comprehensive, or all inclusive, income. In the Company's case, based on current operations, it would include as an addition or deduction to reported net income, the change in the securities valuation reserve. This statement will not affect reported net income of the Company. SFAS No. 130 will be effective in the Company's 1998 financial statements and will require restatement of all prior periods shown on the financial statements.

Note 2.   Business Combinations/Restructuring

On December 1, 1997, the Company merged with Cascade Bancorp, Inc. ("Cascade") and Bank of Fife ("Fife"). At December 1, 1997, Cascade had assets of $90.3 million, deposits of $78.7 million and shareholders' equity of $6.8 million. At December 1, 1997, Fife had assets of $34.0 million, deposits of $30.2 million and shareholders' equity of $3.5 million. The Company issued 752,505 shares of common stock to complete the merger with Cascade and 310,184 shares to complete the merger with Fife. The mergers were treated as poolings of interests. The financial information presented in this document reflects the pooling of interests method of accounting for both mergers. Accordingly, under generally accepted accounting principles, the assets, liabilities and shareholders' equity of Cascade and Fife were recorded on the books of the resulting institution at their values as reported on the books of Cascade and Fife immediately prior to the consummation of the mergers. No goodwill was created in the mergers. This presentation required the restatement of prior periods as if the companies had been combined for all years presented.

The following information represents the results of operations of the Company, Cascade and Fife for the nine months ended September 30, 1997. These results are included in the results of operations for the year ended December 31, 1997, presented in the accompanying consolidated statements of income.


In Thousands
Nine Months Ended
September 30, 1997       The Company   Cascade   Fife   Restated
------------------       -----------   -------  ------  --------
Net interest income
     and other income      $27,521     $3,439   $1,525   $32,485
Net income                   4,812        510      471     5,793



Columbia Banking System                     Notes

The following information represents a reconciliation of revenue and net income previously presented by the Company with the combined amounts presented in the accompanying consolidated statements of income for the years ended December 31, 1996 and 1995.

In Thousands
Year Ended December 31, 1996    The Company    Cascade    Fife    Restated
----------------------------    -----------    -------   ------   --------
Net interest income
     and other income             $25,852       $4,095   $1,707    $31,654
Net income                          3,577          618      440      4,635

In Thousands
Year Ended December 31, 1995    The Company    Cascade    Fife    Restated
----------------------------    -----------    -------   ------   --------
Net interest income
     and other income             $20,552       $3,532   $1,384    $25,468
Net income                          2,755          568      368      3,691


Note 3.  Restrictions on Subsidiary Cash, Loans and Dividends

Columbia Bank is required to maintain reserve balances with the Federal Reserve Bank. The average required reserves for the year ended December 31, 1997, were approximately $3.0 million. The required reserves are based on specified percentages of the Bank's total average deposits, which are established by the Federal Reserve Board.

Under Federal Reserve regulations, Columbia Bank, generally, is limited as to the amount it may loan to the Company, to 10% of its capital stock and additional paid-in capital. Such loans must be collateralized by specified obligations.

Under Washington state banking regulations, Columbia Bank is limited as to the ability to declare or pay dividends to the Company up to the amount of the Columbia Bank's net profits then on hand, less any required transfers to additional paid-in capital.


Columbia Banking System                     Notes

Note 4.  Securities

The following table summarizes the amortized cost, gross unrealized gains and losses and the resulting market value of securities available for sale.

                         Securities Available For Sale

                                            Gross        Gross
                              Amortized   Unrealized   Unrealized   Market
In Thousands                    Cost        Gains        Losses     Value
------------                  ---------   ----------   ----------   ------

December 31, 1997

U.S. Treasury and
     government agency        $48,178        $ 78                   $48,256
Mortgage-backed                 7,046                   $  (27)       7,019
Other securities                  990          14                     1,004
                              -------        ----       ------      -------
     Total                    $56,214        $ 92       $  (27)     $56,279
                              =======        ====       ======      =======

December 31, 1996

U.S. Treasury and
     government agency        $40,562        $104       $  (19)     $40,647
Mortgage-backed                10,874                     (114)      10,760
FHLMC preferred stock             250           8                       258
Other securities                  249                       (3)         246
State and municipal securities    130           3                       133
                              -------        ----       ------      -------
     Total                    $52,065        $115       $ (136)     $52,044
                              =======        ====       ======      =======

There were no sales of securities available for sale during the year ended December 31, 1997.

At December 31, 1997 and 1996, securities available for sale with a fair value of $4.3 million and $10.9 million, respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.

The following table summarizes the amortized cost and market values of securities available for sale by contractual maturity groups:

In Thousands                                 Amortized       Market
December 31, 1997                              Cost          Value
-----------------                            ---------       ------

Amount maturing:
     Within one year                          $27,017        $27,001
     Greater than one year and
       less than five years                    18,410         18,479
     Greater than five years and
       less than ten years                      8,890          8,920
     After ten years                            1,897          1,879
                                              -------        -------
     Total                                    $56,214        $56,279
                                              =======        =======


Columbia Banking System                     Notes

The following table summarizes the amortized cost, gross unrealized gains and losses and the resulting market value of securities held to maturity:


                          Securities Held To Maturity

                                       Gross        Gross
                         Amortized   Unrealized   Unrealized   Market
In Thousands               Cost        Gains        Losses     Value
------------             ---------   ----------   ----------   ------
December 31, 1997

U.S. Treasury and
     government agency   $ 4,743        $  8                   $ 4,751
State and municipal
     securities            4,191          54                     4,245
Other securities             495           6                       501
FHLMC preferred stock        250           7                       257
                         -------        ----                   -------
     Total               $ 9,679        $ 75                   $ 9,754
                         =======        ====        =======    =======

The following table summarizes the amortized cost and market values of securities held to maturity by contractual maturity groups:

December 31, 1996

U.S. Treasury and
     government agency   $ 8,484        $ 15        $ (56)     $ 8,443
State and municipal
     securities            2,482          31           (2)       2,511
Other securities             655           1                       656
                         -------        ----        -----      -------
     Total               $11,621        $ 47        $ (58)     $11,610
                         =======        ====        =====      =======


                                                   Amortized    Market
In Thousands                                         Cost       Value
------------                                       ---------    ------
December 31, 1997

Amount maturing:
     Within one year                                $ 1,706    $ 1,717
     Greater than one year
       and less than five years                       5,945      5,986
     Greater than five years
       and less than ten years                        2,028      2,051
     After ten years
                                                    -------    -------
       Total                                        $ 9,679    $ 9,754
                                                    =======    =======

There were no sales of securities held to maturity during the year ended December 31, 1997.


Columbia Banking System                     Notes

Note 5.    Loans

The following is an analysis of the loan portfolio by major types of loans:

In Thousands
December 31,                                  1997       1996
------------                                  ----       ----

Commercial business                         $270,946   $194,843
Real estate:
     One- to four-family residential          71,095     77,359
     Five or more family residential
     and commercial properties               206,628    151,179
                                            --------   --------
     Total real estate                       277,723    228,538

Real estate construction:
     One- to four-family residential          29,695     31,446
     Five or more family residential
     and commercial properties                33,806     10,724
                                            --------   --------
     Total real estate construction           63,501     42,170

Consumer                                      74,710     58,249
                                            --------   --------
     Subtotal                                686,880    523,800

Less deferred loan fees, net and other          (991)      (649)
     Total loans                            $685,889   $523,151
                                            ========   ========
Loans held for sale                         $  4,377   $ 11,341
                                            ========   ========

At December 31, 1997 and 1996, residential real estate loans with recorded values of $46.8 million and $40.8 million, respectively, were pledged to secure Federal Home Loan Bank ("FHLB") advances and for other purposes. The following table summarizes certain information related to nonperforming loans:

In Thousands
December 31,                              1997      1996      1995
------------                              ----      ----      ----

Loans accounted for on
     a nonaccrual basis                  $1,462    $2,256    $ 449
Restructured loans                           20        25       29
     Total nonperforming loans           $1,482    $2,281    $ 478
                                         ======    ======    =====
Originally contracted interest           $   68    $  219    $  49
Recorded interest                            12       102       38
     Reduction in interest income        $   56    $  117    $  11
                                         ======    ======    =====

At December 31, 1997 and 1996, the recorded investment in impaired loans was $728,000 and $385,000, respectively. No specific allocated allowance for loan losses has been made for impaired loans. The average recorded investment in impaired loans for the periods ended December 31, 1997 and 1996 was $570,000 and $504,000, respectively.


Columbia Banking System                     Notes

At December 31, 1997 and 1996, there were no commitments for additional funds for loans accounted for on a nonaccrual basis.

At December 31, 1997 and 1996, the Company had no foreign loans.

The Company's banking subsidiary has granted loans to officers and directors of the Company and their associates. These loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. The aggregate dollar amount of these loans was $5.9 million and $7.1 million at December 31, 1997 and 1996, respectively. During 1997, $2.6 million of new related party loans were made, and repayments and transfers totaled $3.8 million.

Note 6.   Allowance For Loan Losses

Transactions in the allowance for loan losses are summarized as follows:

In Thousands
Years Ended December 31,                     1997      1996      1995
------------------------                     ----      ----      ----
Balance at beginning of period             $ 5,282    $4,340    $3,175
Loans charged off                           (1,659)     (720)     (267)
Recoveries                                      91        27        50
                                           -------    ------    ------
     Net charge-offs                        (1,568)     (693)     (217)
Provision charged to
  operating expense                          4,726     1,635     1,382
                                           -------    ------    ------
     Balance at end of period              $ 8,440    $5,282    $4,340
                                           =======    ======    ======

Note 7.   Premises and Equipment

Land, buildings, and furniture and equipment, less accumulated depreciation and amortization, were as follows:

In Thousands
December 31,                                           1997      1996
------------                                           ----      ----

Land                                                 $ 5,452    $ 3,282
Buildings                                             17,762     10,731
Leasehold improvements                                 1,424      2,303
Furniture and equipment                                9,303      8,087
Automobiles                                              118        140
Computer software                                      1,360        743
                                                     -------    -------
     Total cost                                       35,419     25,286
Less accumulated depreciation and amortization        (8,173)    (6,535)
                                                     -------    -------
     Total                                           $27,246    $18,751
                                                     =======    =======


Columbia Banking System                     Notes

Total depreciation and amortization expense on buildings and furniture and equipment was $2.1 million, $2.1 million, and $1.9 million for the years ended December 31, 1997, 1996 and 1995, respectively.

The Company is obligated under various noncancellable lease agreements for property and equipment (primarily for land and buildings) which require future minimum rental payments, exclusive of taxes and other charges, as follows:

In Thousands
Years Ending December 31,
-------------------------
          1998                           $1,187
          1999                            1,024
          2000                              746
          2001                              483
          2002                              371
          2003 and thereafter             2,627
                                         ------
             Total minimum payments      $6,438
                                         ======


Total rental expense on buildings and equipment was $1.2 million for each of the years ended December 31, 1997, 1996 and 1995, respectively.

Note 8.   Federal Home Loan Bank Advances and Long-Term Debt

The Company had FHLB advances of $39.0 million and $34.0 million at December 31, 1997 and 1996, respectively.

FHLB advances are at the following interest rates:

In Thousands
December 31,                   1997             1996
------------                   ----             ----

6.14%                        $ 2,000          $12,000
6.07                           2,000
5.79                                            2,000
5.45                                           10,000
5.39                          25,000
5.32                           5,000            5,000
5.20                           5,000            5,000
                             -------          -------
         Total               $39,000          $34,000
                             =======          =======


Columbia Banking System                     Notes

Aggregate maturities of FHLB advances due in years ending after December 31, 1997, are as follows:

In Thousands                           Amount
------------                           ------

1998                                  $12,000
2000                                    2,000
2002                                   25,000
                                      -------
     Total                            $39,000
                                      =======

FHLB advances are collateralized by residential real estate loans with a recorded value of approximately $46.8 million at December 31, 1997, and $40.8 million at December 31, 1996 (see Note 5). Penalties are generally required for prepayments of certain long-term FHLB advances.

Note 9.   Income Tax

The components of income tax expense are as follows:

In Thousands
Years Ended December 31,          1997       1996       1995
------------------------          ----       ----       ----

Current                         $ 4,258      $ 491     $ 368
Deferred (benefit)               (1,470)       (12)       48
                                -------      -----     -----
     Total                      $ 2,788      $ 479     $ 416
                                =======      =====     =====

Significant components of the Company's deferred tax assets and liabilities at December 31, 1997 and 1996 are as follows:

In Thousands
December 31,                             1997       1996
------------                             ----       ----
Deferred tax assets:
     Allowance for loan losses         $ 2,914     $1,724
     Other                                            177
     Total deferred tax assets           2,914      1,901
     Less: valuation allowance                       (768)
                                       -------     ------
     Subtotal                            2,914      1,133
Deferred tax liabilities:
     FHLB stock dividends                 (775)      (657)
     Depreciation                         (157)      (111)
     Other                                (260)      (261)
                                       -------     ------
     Total deferred tax liabilities     (1,192)     1,029
                                       -------     ------
     Net deferred tax assets           $ 1,722     $  104
                                       =======     ======


Columbia Banking System                     Notes

A reconciliation of the Company's effective income tax rate with the federal statutory tax rate is as follows:

In Thousands                       1997                 1996                 1995
years ended December 31,     amount    percent    amount    percent    amount    percent
------------------------     ------    -------    ------    -------    ------    -------
Income tax based on
     statutory rate         $ 4,101      34%     $ 1,739      34%     $1,396        34%
Increase (reduction)
     resulting from:
     Tax-exempt income       (1,252)    (10)         (40)     (1)        (30)       (1)
     Other nondeductible
          items                 707       5           23                  24         1
     Valuation allowance       (768)     (6)      (1,243)    (24)       (974)      (24)
                            -------     ---      -------     ---      ------       ---
Income tax                  $ 2,788      23%     $   479       9%     $  416        10%
                            =======     ===      =======     ===      ======       ===

Note 10.  Stock Options and Warrants

The Company has an employee stock option plan ("the Plan") to provide additional incentives to key employees, thereby helping to attract and retain the best available personnel. The Company applies Accounting Principles Board ("APB") Opinion No. 25 and related interpretations in accounting for the Plan. Accordingly, no compensation cost has been recognized for the Plan.

At December 31, 1997 and 1996, the Company had stock options outstanding of 348,149 shares and 336,385 shares, respectively, for the purchase of common stock at options prices ranging from $3.63 to $27.00 per share. The Company's policy is to recognize compensation expense at the date the options were granted due to the difference, if any, between the then market value of the Company's common stock and the stated option price. At December 31, 1997, a maximum of 593,250 shares were authorized under the stock option plan.

Additionally, at December 31, 1997 and 1996, the Company had options outstanding granted to a company controlled by a director (now controlled by the estate of that director) for the purchase of 38,133 and 14,551 shares of common stock at exercise prices of approximately $5.86 and $8.39 per share, respectively. These options are generally exercisable in whole or in part at any time before September 26, 2000.

At December 31, 1996 and 1995, the Company had stock warrants outstanding to purchase 19,651 shares of common stock at $9.66 per share. These warrants were exercised on April 16, 1997, and at December 31, 1997, there were no stock warrants outstanding.


Columbia Banking System                     Notes

The following table outlines the stock option activity for 1997, 1996 and 1995:

                                                      Weighted
                                  Number of       Average Price of
                                Option Shares      Option Shares
                                -------------     ----------------

Balance at December 31, 1994       349,874             $ 7.96
     Issued                         15,988               9.32
     Exercised                      (8,000)              2.50
     Terminated                     (6,250)             11.35
                                   -------             ------

Balance at December 31, 1995       351,612               8.08
     Issued                         82,401              14.90
     Exercised                     (18,530)              4.13
     Terminated                     (6,763)             10.47
                                   -------             ------

Balance at December 31, 1996       408,720               9.60
     Issued                         62,820              17.39
     Exercised                     (70,182)              8.02
     Terminated                       (525)              9.29
                                   -------             ------

Balance at December 31, 1997       400,833              11.10
                                   =======             ======
Total Vested at December 31, 1997  280,974              $9.48
                                   =======             ======

Financial data pertaining to outstanding stock options were as follows:

                                              December 31, 1997

                                                                                            Weighted Average
                                                         Weighted Average                       Exercise
                                      Weighted Average       Exercise         Number of         Price of
   Ranges of           Number of         Remaining           Price of        Exercisable       Exercisable
 Exercise Prices     Option Shares    Contractual Life     Option Shares    Option Shares     Option Shares
 ---------------     -------------    ----------------    ---------------   -------------    ---------------
 $2.50 - $ 3.63          23,098          0.6 years             $ 3.63           23,098            $ 3.63
  5.51 -   8.05          61,490          3.2 years               5.81           61,490              5.81
  8.39 -  11.96         198,694          4.7 years              10.07          173,886             10.04
 12.75 -  18.33          95,051          8.3 years              15.47           31,500             16.43
 20.24 -  27.00          22,500          8.5 years              23.85           22,500             23.85
---------------         -------          ---------             ------          -------            ------
                        400,833          5.3 years             $11.10          312,474            $10.37
                        =======          =========             ======          =======            ======


Columbia Banking System                     Notes

In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-based Compensation." The statement requires expanded disclosures of stock-based compensation arrangements with employees. Under SFAS No. 123, companies may continue to follow the rules, as outlined in APB Opinion No. 25, but are now required to disclose the pro forma amounts of net income and earnings per share that would have been reported had the company elected to follow the fair value provisions of SFAS No. 123. Had compensation cost for the Company's Plan been determined based on the fair value at the grant dates consistent with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

In Thousands Except Per Share
Year Ended December 31,              1997        1996        1995
-----------------------------        ----        ----        ----
Net income attributable
  to common stock:
     As reported                    $9,275      $4,635      $3,691
     Pro forma                       9,163       4,601       3,683

Net income per common share:
     Basic:
         As reported                 $1.41       $0.97       $0.86
         Pro forma                    1.39        0.96        0.86
     Diluted:
         As reported                 $1.37       $0.93       $0.84
         Pro forma                    1.35        0.93        0.84

The fair value of options granted under the Company's stock option plan is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997, 1996 and 1995; expected volatility of 36.95% in 1997, 40.11% in 1996 and 45.69% in 1995;
risk-free rates of 5.56% for 1997, 6.00% for 1996 and 5.28% for 1995; no annual dividend yields; and expected lives of five years for all years.

Note 11.  Regulatory Capital Requirements

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory practices. The Company's capital amounts and classification are also subject to qualitative judgement by the regulators about components, risk weightings, and other factors.


Columbia Banking System                     Notes

The FDIC has established minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. The regulations set forth the definitions of capital, risk-weighted and average assets. Management believes, as of December 31, 1997, that the Bank meets all capital adequacy requirements. The Bank's actual capital amounts and ratios are as follows:

                                                           Adequately              Well
                                         Actual            Capitalized          Capitalized
As of December 31, 1997             Amount     Ratio     Amount     Ratio     Amount      Ratio
-----------------------             ------     -----     ------     -----     ------      -----
Total capital
     (to risk-weighted assets)     $86,629     11.9%     $58,073     8.0%    $72,591       10.0%
Tier 1 capital
     (to risk-weighted assets)      78,189     10.8       29,036     4.0      43,555        6.0
Tier 1 capital
     (to average assets)            78,189      9.3       33,504     4.0      41,880        5.0

As of December 31, 1996

Total capital
     (to risk-weighted assets)     $73,410     13.5%     $43,559     8.0%    $54,448       10.0%
Tier 1 capital
     (to risk-weighted assets)      68,128     12.5       21,779     4.0      32,669        6.0
Tier 1 capital
     (to average assets)            68,128     10.2       26,783     4.0      33,477        5.0


Note 12.  Employee Benefit Plan

The Company maintains a defined contribution plan which allows employees to contribute up to 15% of their compensation to the plan. Employees who are at least 201/2 years of age and have completed six months of service are eligible to participate in the plan. The Company is required to match 50% of employee contributions up to 3% of each employee's total compensation. The Company contributed approximately $211,000, $153,000 and $126,000 in matching funds to the plan during the years ended December 31, 1997, 1996 and 1995, respectively.

The Company's amended defined contribution plan provides for a nonmatching, discretionary contribution as determined annually by the Board of Directors of the Company. In January 1998 and 1997, the Company announced discretionary contributions of approximately $439,000 and $358,000 for the years ended 1997 and 1996, respectively.


Columbia Banking System                     Notes

The Company maintains an Employee Stock Purchase Plan ("ESPP"). Substantially all employees of the Company who have been continuously employed for six months are eligible to participate in the ESPP under which common stock is issued at quarterly intervals for cash at a price of 90% of the fair market value of the stock. Under the ESPP, 8,411 shares were acquired by employees for $153,000 in 1997. There is no charge to income as a result of issuance of stock under this plan. The discount offered to employees approximates the cost of raising capital and does not have a material effect on net income and earnings per share. At December 31, 1997, shares of common stock were reserved for issuance under this plan.

Note 13.  Commitments and Contingent Liabilities

An employment agreement with A. G. Espe (Chairman and Chief Executive Officer until his death in November 1997) originally provided for an annual salary of $150,000 in 1994 through 1996. As part of the agreement, the Company provides a Supplementary Employee Retirement Plan ("SERP") based on a contribution of 10% of total compensation per year and earnings at a stated rate on that amount.
The agreement was amended, effective January 1, 1997, to extend the term to December 31, 2001, and to establish the minimum salary at $160,000. Also, an employment agreement with Mr. W. W. Philip (Chairman, President and Chief Executive Officer) was amended, effective January 1, 1997, to extend the term to December 31, 1998, and to establish his minimum annual salary at $175,000, and was further amended after the death of Mr. Espe in November 1997, to extend the term to December 1, 1999, and to establish his minimum salary at $225,000.

In 1993, Messrs. Espe and Philip, each purchased 30,000 shares of the Company's common stock at the fair value of $12.00 per share at the date of purchase. The purchase of stock was financed by the Company with annual interest-only payable at 6% and principal due in April and July 2000. The loan to Mr. Espe was paid in full by his estate in December 1997.


Columbia Banking System                     Notes

The Company had Long Term Incentive Plan Awards with Messrs. Espe and Philip. Under the arrangements, specific compensation and allowance payments were agreed to be made for work performed since 1993 if the Company achieved certain performance objectives by December 31, 1996. At December 31, 1996, the terms of the incentive plan were fulfilled, and in January 1997, $706,000 was paid under the terms of the plan.

In the normal course of business, the Company makes loan commitments (unfunded loans and unused lines of credit) and issues standby letters of credit to accommodate the financial needs of its customers. Standby letters of credit commit the Company to make payments on behalf of customers under specified conditions. Historically, no significant losses have been incurred by the Company under standby letters of credit. Both arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Company's normal credit policies, including the obtaining of collateral, where appropriate. At December 31, 1997 and 1996, the Company's loan commitments amounted to $206.3 million and $138.9 million, respectively. Standby letters of credit were $6.1 million and $1.7 million at December 31, 1997 and 1996, respectively. In addition, commitments under commercial letters of credit used to facilitate customers' trade transactions amounted to $3.1 million and $2.5 million at December 31, 1997 and 1996, respectively.

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


Columbia Banking System                     Notes

Note 14.  Fair Value of Financial Instruments

The FASB's SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS No. 107"), requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. Fair value is defined in SFAS No. 107 as the amount at which an instrument could be exchanged in a current transaction between willing parties, other than a forced or liquidation sale. The following table summarizes carrying amounts and estimated fair values of selected financial instruments as well as assumptions used by the Company in estimating fair value:

                  Assumptions Used             1997                1996
In Thousands       In Estimating       Carrying    Fair    Carrying    Fair
December 31,         Fair Value         Amount     Value    Amount     Value
------------      ----------------     --------   -------  ---------  -------
Assets

Cash and due      Approximately
from banks        equal to
                  carrying value       $47,604    $ 47,604  $ 38,286  $ 38,286
Interest-
earning           Approximately
deposits          equal to
with banks        carrying value        28,108      28,108    44,972    44,972

Securities
available         Quoted
for sale          market prices         61,423      61,423    56,643    56,643

Securities
held              Quoted
for sale          market prices          9,679       9,754    11,621    11,610

Loans held        Approximately
for sale          equal to
                  carrying value         4,377       4,377    11,341    11,341

Loans             Discounted expected
                  future cash flows,
                  net of allowance
                  for loan losses      677,449     739,687   517,869   530,604

Liabilities

Deposits          Fixed-rate
                  certificates
                  of deposit:
                  Discounted
                  expected future
                  cash flows
                  All other deposits:
                  Approximately equal
                  to carrying value   $740,430    $740,803  $596,504  $592,488

Federal Home      Discounted
Loan Bank         expected future
advances          cash flows            39,000      39,032    34,000    33,362

Other borrowings                                               2,126     2,126



Columbia Banking System                     Notes

Off-Balance-Sheet Financial Instruments

The fair value of commitments is estimated based upon fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate commitments, the fair value estimation takes into consideration an interest rate risk factor. The fair value of guarantees and letters of credit is based on fees currently charged for similar agreements. The fair value of these off-balance sheet items at December 31, 1997, approximates the recorded amounts of the related fees.

Note 15.  Stock Dividend

On April 23, 1997, the Company announced a 5% stock dividend payable on May 22, 1997, to shareholders of record on May 8, 1997. On May 22, 1997, 260,899 common shares were issued to shareholders. Average shares outstanding, net income per share and book value per share for all periods presented have been retroactively adjusted to give effect to this transaction.

On April 24, 1996, the Company announced a 5% stock dividend payable on May 22, 1996, to shareholders of record on May 8, 1996. On May 22, 1996, 164,051 common shares were issued to shareholders. Average shares outstanding, net income per share and book value per share for all periods presented have been retroactively adjusted to give effect to this transaction.

Note 16.  SAIF Special Assessment

Columbia Bank's deposits are insured by the FDIC through the Bank Insurance Fund and through the Savings Association Insurance Fund (the "SAIF"). SAIF-insured deposits of Columbia Bank are a result of a so-called Oakar transaction in which deposits were acquired from a savings bank. Legislation was enacted in 1996 for the purpose of recapitalizing the SAIF fund. The legislation required a special assessment on SAIF-insured deposits of approximately 65.7 cents per $100 of insured deposits at March 31, 1995 (SAIF deposits then $116.5 million) with a discount of 20% on the special assessment of Oakar institutions, such as Columbia Bank, which meet certain tests. The one-time special assessment of $612,000, which was tax deductible, was recognized in third quarter 1996 earnings.


Columbia Banking System                     Notes

Note 17.  Parent Company Financial Information

                           Condensed Balance Sheets
                              Parent Company Only

In Thousands
December 31,                            1997                 1996
------------                            ----                 ----

Assets

Cash and due from banks:
     Subsidiary banks                 $   479               $     6
     Unrelated banks
Interest-earning deposits with banks:
     Subsidiary banks
     Unrelated banks                    1,878                 4,021
Securities available for sale           6,794                 4,007
Loans                                     360                   720
Investments in bank subsidiaries       68,785                59,215
Premises and equipment, net                11                    28
Real estate owned
Other assets                              256                   429
                                      -------               -------
     Total assets                     $78,563               $68,426
                                      =======               =======

Liabilities and shareholders' equity

Other liabilities                     $   210               $   202
Borrowed funds
Convertible subordinated notes
                                      -------               -------
     Total liabilities                    210                   202
Shareholders' equity                   78,353                68,224
                                      -------               -------
   Total liabilities and
       shareholders' equity           $78,563               $68,426
                                      =======               =======


Columbia Banking System                     Notes

                      Condensed Statements of Operations
                              Parent Company Only

In Thousands
Years Ended December 31,           1997       1996        1995
------------------------           ----       ----        ----

Income

Interest on loans                 $   44     $   48      $   54
Interest on securities
     available for sale              322         20
Interest-earning deposits:
     Subsidiary banks                                         6
     Unrelated banks                 177         53          16
Other                              3,518         55         533
                                  ------     ------      ------
     Total income                  4,061        176         609

Expense

Compensation and
     employee benefits               313        346         341
Interest                                        204         377
Other                                330        309         612
                                  ------     ------      ------
     Total expenses                  643        859       1,330
                                  ======     ======      ======
Income (loss) before income
     tax benefit and equity in
     undistributed net income
     of subsidiaries               3,418       (683)       (721)
Income tax benefit                    14
                                  ------     ------      ------
Income (loss) before equity
     in undistributed net
     income of subsidiaries        3,432       (683)       (721)
Equity in undistributed net
     income of subsidiaries        5,843      5,318       4,412
                                  ------     ------      ------
Net Income                        $9,275     $4,635      $3,691
                                  ======     ======      ======


Columbia Banking System                     Notes

                      Condensed Statements of Cash Flows
                              Parent Company Only

In Thousands
Years Ended December 31,                          1997       1996      1995
------------------------                          ----       ----      ----
Operating Activities

     Net income                                 $ 9,275    $ 4,635    $ 3,691
     Adjustments to reconcile net income
       to net cash provided (used)
       by operating activities:
     Equity in undistributed earnings
       of subsidiaries                           (5,843)    (5,318)   (4,412)
     Loss on sale of real estate owned                          41
     Provision for depreciation
       and amortization                              31         35        34
     Net changes in other assets and
       liabilities                                  181       (140)    2,698
                                                -------    -------    ------
       Net cash provided (used) by
         operating activities                     3,644       (747)    2,011

Investing Activities

     Purchase of securities available for sale   (9,792)    (4,000)
     Proceeds from maturities of
       securities available for sale              7,000
     Loans originated or acquired,
       net of principal collected                   360        134
     Contribution of capital - bank subsidiaries (3,500)   (16,800)   (3,100)
     Return of capital to parent                             3,800
     Proceeds from sale of real estate owned                 3,263
     Other, net                                    (161)
                                                 ------    -------    ------
         Net cash provided (used) by
         investing activities                    (6,093)   (13,603)   (3,100)

Financing Activities

     Proceeds from other borrowings                          7,000
     Repayment of other borrowings                          (9,600)
     Proceeds from issuance of common stock         779     20,868       103
                                                 ------    -------    ------
     Net cash provided by financing activities      779     18,268       103
     Increase (decrease) in cash
       and cash equivalents                      (1,670)     3,918      (986)
     Cash and cash equivalents
       at beginning of period                     4,027        109     1,095
                                                 ------    -------    ------
       Cash and cash equivalents at
         end of period                          $ 2,357   $  4,027   $   109
                                                =======   ========   =======
Supplemental information:
     Cash paid for interest                               $   204   $    377
     Issuance of common stock from
       conversion of convertible
       subordinated notes                                   2,509         40


Columbia Banking System                     Notes

Note 18.  Summary of Quarterly Financial Information - Unaudited

The results of operations on a quarterly basis have been restated to give effect to the business combinations with Cascade and Fife. Results of operations on a quarterly basis were as follows for the years 1997 and 1996.

Year Ended December 31, 1997
In Thousands,                                   First Quarter
Except Per Share Amounts       The Company     Cascade      Fife      Restated
----------------------------   -----------     -------     ------     --------
1997

Total interest income            $11,353        $1,663      $  712     $13,728
Total interest expense             5,079           759         305       6,143
                                 -------        ------      ------     -------
     Net interest income           6,274           904         407       7,585
Provision for loan losses            400            34          15         449
Noninterest income                 1,490           179          50       1,719
Noninterest expense                5,885           791         228       6,904
                                 -------        ------      ------     -------
Income before income tax           1,479           258         214       1,951
Provision for income tax             426            77          71         574
                                 -------        ------      ------     -------
Net income                       $ 1,053        $  181      $  143     $ 1,377
                                 =======        ======      ======     =======
Per share:
     Net income/1/               $  0.20                               $  0.22
                                 =======                               =======

Year Ended December 31, 1997
In Thousands,                                     Third Quarter
Except Per Share Amounts       The Company     Cascade      Fife      Restated
----------------------------   -----------     -------     ------     --------
1997

Total interest income            $13,701        $1,811      $  810     $16,322
Total interest expense             5,843           793         331       6,967
                                 -------        ------      ------     -------
     Net Interest Income           7,858         1,018         479       9,355
Provision for loan losses            499            83                     582
Noninterest income                 1,814           175          64       2,053
Noninterest expense                6,339           913         355       7,607
                                 -------        ------      ------     -------
Income before income tax           2,834           197         188       3,219
Provision for income tax             908            60          13         981
                                 -------        ------      ------     -------
Net income                       $ 1,926        $  137       $ 175     $ 2,238
                                 =======        ======      ======     =======
Per share:
     Net income/1/               $  0.35                               $  0.34
                                 =======                               =======

/1/ Net income per share has been restated to reflect the adoption of SFAS No. 128.


Columbia Banking System                     Notes

Year Ended December 31, 1997
In Thousands,                                     Second Quarter
Except Per Share Amounts       The Company     Cascade      Fife      Restated
----------------------------   -----------     -------     ------     --------
1997

Total interest income            $12,675       $ 1,715       $ 793     $15,183
Total interest expense             5,425           762         318       6,505
                                 -------       -------       -----     -------
     Net interest income           7,250           953         475       8,678
Provision for loan losses          1,206            36          17       1,259
Noninterest income                 2,835           210          50       3,095
Noninterest expense                6,278           863         277       7,418
                                 -------       -------       -----     -------
Income before income tax           2,601           264         231       3,096
Provision for income tax             768            72          78         918
                                 -------       -------       -----     -------
Net income                       $ 1,833       $   192       $ 153     $ 2,178
                                 =======       =======       =====     =======
Per share:
     Net income/1/               $  0.33                               $  0.33
                                 =======                               =======

year ended December 31, 1997
in thousands,   third quarter  fourth quarter
except per share amounts  the company  cascade  fife  restated  the company

Year Ended December 31, 1997
In Thousands,                     Fourth Quarter
Except Per Share Amounts           The Company
----------------------------       -----------
1997

Total interest income                $16,828
Total interest expense                 7,215
                                     -------
     Net interest income               9,613
Provision for loan losses              2,436
Noninterest income                     5,925
Noninterest expense                    9,305
                                     -------
Income before income tax               3,797
Provision for income tax                 315
                                     -------
Net income                           $ 3,482
                                     =======
Per share:
     Net income/1/                   $  0.53
                                     =======


Columbia Banking System                     Notes

Year Ended December 31, 1996
In Thousands,                                         First Quarter
Except Per Share Amounts     The Company        Cascade          Fife        Restated
---------------------------- -----------        -------         ------       --------
1996

Total interest income          $ 8,786          $ 1,454         $  637        $10,877
Total interest expense           4,296              666            268          5,230
                               -------          -------         ------        -------
     Net interest income         4,490              788            369          5,647
Provision for loan losses          330               30             10            370
Noninterest income               1,165              203             30          1,398
Noninterest expense              4,517              725            190          5,432
                               -------          -------         ------        -------
Income before income tax           808              236            199          1,243
Provision for income tax                             74             68            142
                               -------          -------         ------        -------
Net income                     $   808          $   162         $  131        $ 1,101
                               =======          =======         ======        =======
Per share:
     Net income/1/             $  0.25                                        $  0.25
                               =======                                        =======

Year Ended December 31, 1996
In Thousands,                                         Third Quarter
Except Per Share Amounts     The Company        Cascade          Fife        Restated
---------------------------- -----------        -------         ------       --------
1996

Total interest income          $10,041          $ 1,547         $  698        $12,286
Total interest expense           4,780              746            300          5,826
                               -------          -------         ------        -------
     Net interest income         5,261              801            398          6,460
Provision for loan losses          330               31             20            381
Noninterest income               1,390              227             36          1,653
Noninterest expense              5,838              802            229          6,869
                                ------          -------         ------        -------
Income before income tax           483              195            185            863
Provision for income tax                             58             59            117
                                ------          -------         ------        -------
Net income                      $  483          $   137         $  126        $   746
                                ======          =======         ======        =======
Per share:
     Net income/1/              $ 0.14                                        $  0.16
                                ======                                        =======


/1/ Net income per share has been restated to reflect the adoption of SFAS No.
    128.

Columbia Banking System                     Notes

Year Ended December 31, 1996
In Thousands,                                       Second Quarter
Except Per Share Amounts     The Company        Cascade          Fife        Restated
---------------------------- -----------        -------         ------       --------
1996

Total interest income          $ 9,311          $ 1,468         $  631        $11,410
Total interest expense           4,306              689            266          5,261
                               -------          -------         ------        -------
     Net interest income         5,005              779            365          6,149
Provision for loan losses          430               36              7            473
Noninterest income               1,308              209             31          1,548
Noninterest expense              4,851              805            200          5,856
                               -------          -------         ------        -------
Income before income tax         1,032              147            189          1,368
Provision for income tax                             41             62            103
Net income                     $ 1,032             $106         $  127        $ 1,265
                               =======          =======         ======        =======
Per share:
     Net income/1/             $  0.30                                        $  0.28
                               =======                                        =======

Year Ended December 31, 1996
In Thousands,                                       Fourth Quarter
Except Per Share Amounts     The Company        Cascade          Fife        Restated
---------------------------- -----------        -------         ------       --------

Total interest income          $10,924          $ 1,645         $  743        $13,312
Total interest expense           5,136              768            320          6,224
                               -------          -------         ------        -------
     Net interest income         5,788              877            423          7,088
Provision for loan losses          330               22             59            411
Noninterest income               1,445              211             55          1,711
Noninterest expense              5,649              759            340          6,748
                               -------          -------         ------        -------
Income before income tax         1,254              307             79          1,640
Provision for income tax                             94             23            117
                               -------          -------         ------        -------
Net income                     $ 1,254          $   213         $   56        $ 1,523
                               =======          =======         ======        =======
Per share:
     Net income/1/             $  0.28                                        $  0.28
                               =======                                        =======

Columbia Banking System                     Notes

              Consolidated Five-Year Statements of Operations/1/

Dollars In Thousands,
Except Per Share Amounts
Years Ended December 31,       1997      1996      1995      1994      1993
------------------------       ----      ----      ----      ----      ----
Interest Income

Loans                         $56,176   $43,240   $36,013   $23,199   $15,299
Securities held to
     maturity                     628       702     1,491     1,547     1,325
Securities available
     for sale                   3,800     2,360       705       319       232
Deposits with banks             1,457     1,583       667       650       642
                              -------   -------    ------   -------   -------
     Total interest income     62,061    47,885    38,876    25,715    17,498

Interest expense

Deposits                       24,775    20,370    16,369     9,121     6,205
Federal Home Loan
     Bank advances              1,971     1,938     1,503     1,160     1,788
Other borrowings                   84       233       302       625       876
                              -------   -------   -------   -------   -------
     Total interest expense    26,830    22,541    18,174    10,906     8,869
                              =======   =======   =======   =======   =======

Net interest income            35,231    25,344    20,702    14,809     8,629

Provision for loan losses       4,726     1,635     1,382     1,107       635
                              -------   -------   -------   -------   -------
   Net interest income
     after provision
     for loan losses           30,505    23,709    19,320    13,702     7,994
Noninterest income              9,274     6,310     4,766     3,530     2,548
   Key Man Life
     Insurance proceeds         3,518
Noninterest expense            30,000    24,293    19,979    17,061    12,878
SAIF special assessment                     612
Merger expenses                 1,234
                              -------   -------   -------   -------   -------
Noninterest expense            31,234    24,905    19,979    17,061    12,878
                              =======   =======   =======   =======   =======
    Income (loss) from
      continuing operations
      before income tax        12,063     5,114     4,107       171    (2,336)
Provision for income tax        2,788       479       416       156        98
                              -------   -------   -------   -------   -------
    Income (loss) from
     continuing operations      9,275     4,635     3,691        15    (2,434)
Extraordinary loss on
     extinguishment
     of debt, net                                              (154)
Cumulative effect of
     accounting change                                                    252
                              -------   -------   -------   -------   -------
Net income (loss)             $ 9,275   $ 4,635   $ 3,691   $  (139)  $(2,182)
                              =======   =======   =======   =======   =======


Columbia Banking System                     Notes

Dollars In Thousands,
Except Per Share Amounts
Years Ended December 31,       1997      1996      1995      1994      1993
------------------------       ----      ----      ----      ----      ----
Interest Income

Net Income Per
  Common Share:
  Income (loss) from
     continuing
     operations               $  1.41   $  0.97   $  0.86   $  0.00   $ (0.80)
  Extraordinary loss on
     extinguishment of
     debt, net                                                (0.03)
  Cumulative effect of
     accounting change                                                   0.08

  Net Income (loss)
     Basic                       1.41      0.97      0.86     (0.03)    (0.72)
  Net Income (loss)
     Diluted                     1.37      0.93      0.84     (0.03)    (0.70)

Average number of
     common shares
     outstanding (basic):       6,583     4,794     4,307     4,180     3,020
Average number of
     common shares
     outstanding (diluted):     6,777     4,931     4,385     4,252     3,107
                             --------  --------  --------  --------  --------
Total assets at end
     of period               $864,555  $706,448  $520,059  $394,365  $293,830
Long-term obligations          39,000    34,000    27,695    19,735    39,081
Cash dividends
                             ========  ========  ========  ========  ========

1 These unaudited schedules provide selected financial information concerning the Company which should be read in conjunction with the Management's Discussion and Analysis of Financial Condition and Results of Operations in this Annual Report.


Columbia Banking System                     Notes

                      Consolidated Five-Year Summary of
                   Average Balances and Net Interest Revenue

                                             1997                                1996
                              Average                 Average     Average                 Average
Dollars In Thousands         Balances/1/   Interest     Rate     Balances/1/   Interest     Rate
--------------------         -----------   --------   -------    -----------   --------   -------
Interest-earning assets
Loans:
  Commercial business        $218,560     $ 20,172     9.23%     $158,460     $ 14,153     8.93%
  Real estate/2/:
     One- to four-family
     residential               109,659       10,936     9.97       112,986       10,468     9.26
  Five or more family
     residential and
     commercial properties     217,412       18,727     8.61       144,340       13,473     9.33
  Consumer                      68,040        6,341     9.32        58,101        5,146     8.86
                              --------     --------   ------      --------     --------     ----
    Total loans                613,671       56,176     9.15       473,887       43,240     9.12
Securities/3/                   71,424        4,513     6.32        51,056        3,126     6.12
Interest-earning
     deposits with banks        26,389        1,456     5.52        29,998        1,583     5.28
                              --------     --------   ------      --------      -------     ----
  Total interest-earning
     assets                    711,484       62,145     8.73       554,941       47,949     8.64
Noninterest-earning assets      53,244                              40,311
                              --------     --------   ------      --------      -------     ----
     Total assets             $764,728                            $595,252
                              ========                            ========

Interest-bearing liabilities
Certificates of deposit       $282,899      $16,017     5.66%     $240,214      $13,771     5.73%
Savings accounts                38,301        1,054     2.75        32,438          943     2.91
Interest-bearing
     demand and money
     market accounts           223,514        7,704     3.45       160,020        5,656     3.53
                              --------      -------   ------      --------      -------   ------
  Total interest-bearing
     deposits                  544,714       24,775     4.55       432,672       20,370     4.71
Federal Home Loan
     Bank advances              35,597        1,971     5.54        34,096        1,914     5.61
Other borrowings                 1,681           84     5.02         3,454          257     7.44
                              --------      -------   ------      --------      -------   ------
  Total interest-bearing
     liabilities               581,992       26,830     4.61       470,222       22,541     4.79
Demand and other
     noninterest-bearing
     deposits                  111,492                               74,940
Other noninterest-
     bearing liabilities         6,860                                4,421
Shareholders' equity            64,384                               45,669
                               --------     --------   ------      --------     --------     ----
     Total liabilities and
     shareholders' equity     $764,728                             $595,252
                              ========                             ========
     Net interest revenue                   $35,315                             $25,408
                                            =======                             =======
     Net interest spread                                4.12%                               3.85%
                                                      ======                              ======
     Net interest margin                                4.96%                               4.58%
                                                      ======                              ======
Average interest-earning
     assets to average
     interest-bearing liabilities                     122.25%                             118.02%
                                                      ======                              ======

1 Loans on a nonaccrual status have been included in the computation of average balances.
2    Real estate average balances include real estate construction loans.
3    Tax equivalent basis.


Columbia Banking System                     Notes

                      Consolidated Five-Year Summary of
                   Average Balances and Net Interest Revenue

                                             1995                                1994                                1993
                              Average                 Average     Average                 Average     Average                Average
Dollars In Thousands         Balances/1/   Interest     Rate     Balances/1/   Interest     Rate     Balances/1/   Interest    Rate
--------------------         -----------   --------   -------    -----------   --------   -------    -----------   --------  -------
Interest-earning assets
Loans:
  Commercial business        $110,500     $ 10,855     9.82%     $ 77,279     $  6,561     8.49%     $ 33,332     $ 2,550    7.65%
  Real estate/2/:
     One- to four-family
     residential               113,341       10,861     9.58        90,123        7,722     8.57        82,069       7,007    8.54
     Five or more family
     residential and
     commercial properties     103,878        9,942     9.57        68,584        6,418     9.36        42,062       4,527   10.76
  Consumer                      45,841        4,355     9.50        28,775        2,498     8.68        13,238       1,215    9.18
                              --------     --------   ------      --------     --------   ------      --------     -------  ------
     Total loans               373,560       36,013     9.64       264,761       23,199     8.76       170,701      15,299    8.96
Securities/3/                   38,353        2,241     5.84        35,316        1,891     5.36        25,784       1,570    6.09
Interest-earning
     deposits with banks        11,055          667     6.03        16,172          650     4.02        21,930         642    2.93
                              --------     --------   ------      --------     --------   ------      --------     -------  ------
     Total interest-earning
     assets                    422,968       38,921     9.20       316,249       25,740     8.14       218,415      17,511    8.02
Noninterest-earning assets      35,370                              29,805                              19,689
                              --------     --------   ------      --------     --------   ------      --------     -------  ------
     Total assets             $458,338                            $346,054                            $238,104
                              ========                            ========                            ========
interest-bearing liabilities
Certificates of deposit       $203,978     $ 11,680     5.73%     $148,229     $  6,795     4.58%     $ 93,640     $ 4,331    4.63%
Savings accounts                33,145          971     2.93        41,448        1,104     2.66        34,266       1,175    3.43
Interest-bearing
     demand and money
     market accounts            97,326        3,718     3.82        54,789        1,222     2.23        29,696         699    2.35
                              --------     --------   ------      --------     --------   ------      --------     -------  ------
 Total interest-bearing
     deposits                  334,449       16,369     4.89       244,466        9,121     3.73       157,602       6,205    3.94
Federal Home Loan
     Bank advances              24,915        1,503     6.03        21,452        1,160     5.41        25,875       1,788    6.91
Other borrowings                 3,331          302     9.07         6,329          625     9.88         9,868         876    8.88
                              --------     --------   ------      --------     --------   ------      --------     -------  ------
     Total interest-bearing
     liabilities               362,695       18,174     5.01       272,247       10,906     4.01       193,345       8,869    4.59
Demand and other
     noninterest-bearing
     deposits                   54,878                              36,819                              18,760
Other noninterest-
     bearing liabilities         3,315                               2,063                               1,303
Shareholders' equity            37,450                              34,925                              24,696
                              --------     --------   ------      --------     --------   ------      --------     -------  -----
 Total liabilities and
     shareholders' equity     $458,338                            $346,054                            $238,104
                              ========                            ========                            ========
     Net interest revenue                  $ 20,747                            $ 14,834                            $  8,642
                                           ========                            ========                            ========
     Net interest spread                                4.19%                               4.13%                             3.43%
                                                      ======                              ======                            ======
     Net interest margin                                4.91%                               4.69%                             3.96%
                                                      ======                              ======                            ======
Average interest-earning
     assets to average
     interest-bearing liabilities                     116.62%                             116.16%                           112.97%
                                                      ======                              ======                            ======


Columbia Banking System                      Notes

                              Corporate Directory

Board of Directors

W. Barry Connoley
President and Chief Executive Officer,
MultiCare Health System

Richard S. DeVine
President,
Chinook Resources, Inc.
Chairman, Raleigh, Schwartz & Powell, Inc.

Jack Fabulich
Chairman, Parker Paint Manufacturing Co., Inc.
President and Commissioner, Port of Tacoma

Jonathan Fine
Chief Executive Officer,
American Red Cross,
Seattle-King County Chapter

John P. Folsom
President and Chief Executive Officer,
Raleigh, Schwartz & Powell, Inc.

Margel S. Gallagher
President, Viva Imports, Ltd.

John A. Halleran
Private Investor

Thomas L. Matson*
Owner and President,
Tom Matson Dodge, Inc.

W. W. Philip
Chairman, President and
Chief Executive Officer,
Columbia Banking System, Inc.
and Columbia Bank

John H. Powell
President and Co-owner,
Sound Oil Company

Robert E. Quoidbach
Private Investor

Donald Rodman
Owner and Vice President,
Rodman Realty, Inc.

Frank H. Russell
President,
Professional Services Unified, Inc.
and Quality Meal Expediters

Sidney R. Snyder
Washington State Senator,
Owner of Sid's Food Market and Midtown Market

James M. Will
President, Titus-Will Enterprises


Executive Officers

W. W. Philip
Chairman, President and
Chief Executive Officer

Melanie J. Dressel
Executive Vice President,
Retail Banking

H. R. Russell
Executive Vice President,
Commercial Banking

Donald A. Andersen
Senior Vice President,
Loan Production

Julie A. Healy
Senior Vice President,
Operations

Gary R. Schminkey
Senior Vice President,
Chief Financial Officer

Evans Q. Whitney
Senior Vice President,
Human Resources


Senior Officers

Stan Ausmus
Senior Vice President,
Puyallup Branch Manager

Bret M. Gagliardi
Senior Vice President,
Commercial Loans,
Kent Valley

Gary Gahan
Senior Vice President,
Private Banking,
Pierce County

Kurt Graff
Senior Vice President,
Lakewood Branch Manager

Janet D. Hildebrand
Senior Vice President,
Credit Administration

Eugene Horan
Senior Vice President,
Fircrest Branch Manager

Trent Jonas
Senior Vice President,
Commercial Loans, Gig Harbor

Gary Lindberg
Senior Vice President,
Commercial Loans, Pierce County

Donald W. Lisko
Executive Vice President,
Auburn / Puyallup Valley

Richard B. Martinez
Senior Vice President,
Private Banking, Bellevue

Linda S. McKeag
Senior Vice President,
Private Banking Manager

Samuel R. Noel
Executive Vice President,
Southwest Region

Richard Plummer
Senior Vice President,
Commercial Loans,
Auburn Valley

Ronald D. Staples
Senior Vice President,
Allenmore Branch Manager

Loran W. Todd
Senior Vice President,
General Auditor

Rick W. Tunnell
Senior Vice President,
Real Estate

Brett R. Willis
Senior Vice President,
Commercial Loans,
Pierce County

Kenneth M. Yokoyama
Senior Vice President,
Commercial Loans, Bellevue


*  Appointed in January 1998


Columbia Banking System                     Corporate Directory

                            Shareholder Information

Corporate Headquarters

Columbia Banking System, Inc.
1102 Broadway Plaza
P.O. Box 2156
Tacoma, WA
98401-2156
(253) 305-1900

Independent Auditors

Deloitte & Touche LLP

Transfer Agent and Registrar

American Stock Transfer
& Trust Company

Market Makers

BT Alex. Brown Inc.
Dain Bosworth, Inc.
Everen Securities, Inc.
Herzog, Heine, Geduld, Inc.
Keefe, Bruyette & Woods, Inc.
Ragen MacKenzie Inc.
Ryan, Beck & Co., Inc.

Legal Counsel

Gordon, Thomas,
Honeywell,
Malanca, Peterson
& Daheim, PLLC

Annual Meeting

Sheraton Tacoma Hotel
1320 Broadway Plaza
Tacoma, Washington
Wednesday,
April 22, 1998
1:00 p.m.

Stock Listing

The Company's common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market/sm/ under the symbol: COLB.

Form 10-K Report

Upon request, Columbia Banking System provides to shareholders a copy of the 1997 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission. There is no charge for this information.

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

Immediate access to the Company's quarterly earnings news release via facsimile is provided by Company News On Call:
(800) 758-5804, access #152519

For shareholder information, please contact:

Kristen Kopay
Assistant Vice President, Marketing and
Corporate Communications
P.O. Box 2156, MS 8300
Tacoma, WA
98401-2156
tel   (253) 305-1965
fax   (253) 305-0317
E-mail: kkopay@columbiabank.com


Columbia Banking System                     Shareholder Information

                               Branch Locations

                              [GRAPHIC; MAP ART]

PIERCE COUNTY

1  MAIN OFFICE
1102 Broadway Plaza
Tacoma, WA 98402
(253) 305-1940
John Collins

2  ALLENMORE
1959 South Union
Tacoma, WA 98405
(253) 627-6909
Ron Staples

3  EDGEWOOD/MILTON
900 Meridian E.
Suite 17
Milton, WA 98354
(253) 952-6646
Michael Butcher

4  FIFE
5501 Pacific Hwy. E.
Fife, WA 98424
(253) 922-7870
Ron Mason

5  FIRCREST
2401 Mildred St. w.
Fircrest, WA 98466
(253) 566-1172
Gene Horan

6  GIG HARBOR
5303 Point Fosdick Dr. NW
Gig Harbor, WA 98335
(253) 858-5105
Marilyn Naylor

7  LAKEWOOD
6202 Mount Tacoma Dr. SW
Lakewood, WA 98499
(253) 581-4232
Kurt Graff

8  OLD TOWN
2200 North 30th St.
Tacoma, WA 98403
(253) 272-0412
Priscilla May

9  176TH & MERIDIAN
(February 1998)
17208 Meridian E.
Puyallup, WA 98373
(253) 445-6748
Pat Horan

10  PUYALLUP
4220 S. Meridian
Puyallup, WA 98373
(253) 770-0770
Stan Ausmus

11  SOUTH HILL MALL
3500 S. Meridian
Suite 503
Puyallup, WA 98373
(253) 770-8161
Robin Conrads
Stacy Gibson

12  SPANAWAY
17502 Pacific Ave. S.
Spanaway, WA 98387
(253) 539-3094
Joy Johnson

13  SUMMIT
10409 Canyon Road E.
Puyallup, WA 98373
(253) 770-9323
Mike Williams

14  WESTGATE
(January 1998)
5727 N. 21st St.
Tacoma, WA 98406
(253) 761-8170
Priscilla May

KING COUNTY

15  AUBURN
25 16th St. NE
Auburn, WA 98002
(253) 939-9600
Patty Osthus

16  BELLEVUE
777 108th Ave. NE
Suite 100
Bellevue, WA 98004
(425) 646-9696
Stacy Sullivan

17  BELLWVUE WAY
10350 NE 10th St.
Bellevue, WA 98004
(425) 452-7323
Stacy Sullivan

18  FEDERAL WAY
33370 Pacific Highway S.
Federal Way, WA 98003
(253) 925-9323
Chuck Folsom

19  KENT
504 W. Meeker
Kent, WA 98032
(253) 852-8400
Dolores Ehli

20  SOUTH AUBURN
4101 A St. SE
Auburn, WA 98002
(253) 939-9800
Rod Clemmer

COWLITZ COUTNY

21  COMMERCE
1338 Commerce Ave.
Longview, WA 98632
(360) 636-9200
Faith Pacheco

22  30TH AVENUE
2207 30th Ave.
Longview, WA 98632
(360) 423-8760
Sheryl Vlach

23  WOODLAND
782 Goerig St.
Woodland, WA 98674
(360) 225-9421
Carol Rounds


Columbia Banking System                     Locations

[LOGO OF COLUMBIA BANKING SYSTEM]

Columbia Banking System, Inc.
1102 Broadway Plaza
Tacoma, Washington 98402

www.columbiabank.com