Form 10-K, Exhibit 13
period 1998-12-31
COLUMBIA BANKING SYSTEM INC
filed 1999-03-30
CIK 887343

                                                                      EXHIBIT 13

                         COLUMBIA BANKING SYSTEM, INC.

                              1998 ANNUAL REPORT

COLUMBIA BANKING SYSTEM, INC. is a Tacoma, Washington-based bank holding company which operates Columbia Bank, a state-chartered full-service commercial bank with 26 banking offices in Pierce, King, Cowlitz and Kitsap counties. The cornerstone of Columbia Bank's business approach is a return to friendly, old-fashioned banking, coupled with modern convenience and technology. Columbia Bank is a local bank, strongly committed to its customers and the communities it serves.

BANKING
IS WHAT
BANKING
WAS

(PHOTO)


consolidated
         highlights
(dollars in thousands                                                         percent
except per share amounts)                                   1998       1997    change
for the year
Net interest income                                   $   41,960   $ 35,231      19.1%
Provision for loan losses                                  1,900      4,726     (59.8)
Net income                                                10,201      9,275      10.0
 Net income excluding unusual items *                     10,201      8,165*     25.0

per share
Net income (basic)                                    $     1.02   $   0.94       8.5%
Net income (diluted)                                        0.98       0.91       7.7
 Net income excluding unusual items * (basic)               1.02       0.83*     22.9
 Net income excluding unusual items * (diluted)             0.98       0.80*     22.5
Book value                                                  8.90       7.93      12.2

at year-end
Assets                                                $1,059,919   $864,555      22.6%
Loans                                                    828,639    685,889      20.8
Allowance for loan losses                                  9,002      8,440       6.7
Deposits                                                 938,345    740,430      26.7
Shareholders' equity                                      89,566     78,353      14.3

Number of full-time equivalent employees                     439        327
Number of banking offices at year end                         25         21

financial ratios
Net interest margin                                         4.87%      4.96%
Return on average assets                                    1.09       1.21
Return on average equity                                   12.05      14.41
Return on average assets excluding unusual items *          1.09       1.07*
Return on average equity excluding unusual items *         12.05      12.68*
Efficiency ratio                                           67.84      69.00
Average equity to average assets                            9.02       8.42

risk-based capital ratios
 Tier I capital                                             9.89%     10.77%
 Total capital                                             10.88      11.93
 Leverage ratio                                             8.72       9.33

* 1997 unusual items include: Key Man Life Insurance proceeds of $3.5 million (non-taxable), additional loan loss provision of $1.3 million (net of tax), and merger related expenses of $1.1 million (net of tax).

to our shareholders

As Columbia prepares to move into the year 2000, we remain committed to the values and service that helped us surpass our original goals. The heart and soul of Columbia Bank is the trust we have in our people and in their connection with the customers they serve. Our people and the values they embrace leave us well positioned as we enter the new millennium. I am pleased to announce strong earnings and loan growth for 1998. Comparing 1998 earnings with 1997 is a bit confusing due to certain unusual, non-recurring items that occurred in 1997. Excluding those items, net income in 1998 increased 25 percent. Our profit for the year was $10.2 million, or $0.98 on a diluted per share basis. The Bank's deposit generation continued to grow with ongoing branch expansion and demand for our service. Deposits reached $938 million at year-end, up 27 percent from one year ago, further increasing our growing share of the retail market. On September 1, 1993 when we started Columbia Bank, we were last in market share in Pierce County. We are proud to announce that we have now grown to number 2 in deposits in Pierce County. Strong loan demand contributed to growth of 21 percent for the year, with loans totaling $828.6 million at December 31, 1998, up from $685.9 million at year-end 1997.

     Within five years of implementing our aggressive expansion strategy targeting Pierce and South King counties, your Company reached one billion in assets by the end of September 1998. At year-end 1998, Columbia Banking System's assets were $1.1 billion, up 23 percent from $864.6 million at year-end 1997. Of course, size alone is not the primary measure of our performance. Operating efficiency continued to improve during a year of expansion, down to 67.8 percent for 1998, from 69 percent in 1997. Loan growth remains balanced with careful attention to asset quality. Nonperforming assets were 0.59 percent of total assets, and nonaccrual loans were 0.43 percent of total loans at year-end.

     During 1998, we expanded lending operations in several major areas. We established a dealer banking program that helped diversify our loan portfolio. We also created a Correspondent Banking Department, with the purpose of providing banking services of all kinds to smaller commercial banks throughout the northwest. This allows us to sell banking products and services these banks don't currently offer to their customers. To offer additional support to these small banks, we enhanced our Merchant Services Department in May of last year. The department brings in bank card fees and more business deposits. Our consumer loan portfolio expanded to $95 million in 1998 from $75 million in 1997, an increase of 27 percent. As the number of retail branches increase, our ability to provide consumer loans is also improved.

     In 1998 we made a commitment to hire management and staff for a full-service International Department. Our search led to the hiring of well-seasoned, experienced international bankers; the department was up and running by the end of February, 1999.

     On a personal note, I announced last year that I will be stepping aside as an active officer later in 1999. I am very pleased that we have in place the senior executive team that will guide the Bank's future growth and expansion. During the third quarter of 1998 we announced the appointment of Melanie Dressel as President and Chief Operating Officer of Columbia Bank, and Jim Gallagher as Vice Chairman of the Bank and Columbia Banking System, Inc. Evans "Tex" Whitney was also appointed as Executive Vice President with responsibility for the bank's branch network. H.R. Russell, our Executive Vice President of commercial banking, continues to maintain responsibility for all lending, production and administration. Gary Schminkey, our Executive Vice President and Chief Financial Officer, rounds out this group. This accomplished and experienced team will guide the Company as we meet the opportunities and challenges that lie ahead.

     I am very proud of this team and of what we've accomplished so far - and we're just beginning. I also thank you, our shareholders, for your continued support.


                                                 /s/ W. W. Philip
                                       ------------------------------------
                                                   W. W. PHILIP
                                       Chairman and Chief Executive Officer



A MESSAGE FROM MELANIE J. DRESSEL

     The financial services environment today continues to create opportunities for your Bank due to the impact of industry consolidations. Your Company will continue to focus on commitment to high quality customer service, while aggressively pursuing growth through acquisition and branching in appropriate markets.

     Our philosophy and practice continues to be hiring the right banker familiar with his or her own market - because it works. Our branch network is built around the experience, skills and individualized relationships of these bankers with their customers and their community.

     Last year, Columbia Bank continued to expand the franchise in selected markets as we opened four new branches, bringing the total number of banking locations to twenty-five in Pierce, King and Cowlitz counties. The branches we opened in Tacoma's Westgate and Stadium areas, and 176th and Meridian in Puyallup are traditional, full-service branch facilities. We also added the Triangle Mall branch in Longview's Thriftway store, offering customers 7-day-a-week banking and extended hours.

Our first Kitsap County branch opened mid-February, 1999 in Port Orchard. We have identified a potential expansion opportunity in Olympia in Thurston County and expect a small branch facility to open by the end of first quarter 1999.

     While expansion and growth are important, we must also provide our customers with the highest quality products and services, through the delivery channels they demand. Columbia Bank offers choices - to do business face-to-face, over the phone, by mail, and during 1999, over the Internet. Offering these choices requires sound technology that's used to enhance, not diminish customer relationships.

     Through our website at www.columbiabank.com, we expect to offer home banking during 1999. Customers will be able to check their transactions and account balances, and transfer funds without the need to visit a branch office. This will be coupled with a redesign of our home page to provide easier access to products, services and information for our existing and potential customers.

     Like all banks last year, we saw compressed net interest margins as a result of lower interest rates and competitive pressure in our market. Loans are always priced competitively with special attention paid to the overall relationship and its benefit to both the customer and the Bank.

     A substantial portion of Columbia Bank's readiness strategy for the Year 2000 date change has been completed to our satisfaction. We are continuing our efforts to ensure our systems, and those provided to us by outside companies will operate smoothly in the Year 2000. We are confident that our internal systems will be in compliance well before January 1, 2000, and we expect all equipment and software in our control will be Year 2000 compliant by this spring.

     All of us at Columbia are committed to growing your organization and building long-term value for our shareholders. We know that the foundation of our growth is the strength of the communities we serve, and in giving back for the greater good. In that spirit, Columbia Bank and our volunteers give generously of both their time and money to support a wide variety of programs for health, education and youth programs, the arts, and community revitalization.


     Our progress and strong 1998 performance show that our strategies are working well. We thank our employees, shareholders and customers, all of whom have contributed to our success.




                            /s/ Melanie J. Dressel
                     --------------------------------------
                              MELANIE J. DRESSEL
                           Executive Vice President,
                         Columbia Banking System, Inc.
                     President and Chief Operating Officer,
                                 Columbia Bank

Come into any of our twenty-six branches. Look us up @ www.columbiabank.com. Or just call on the phone. You'll be treated the way you expect to be treated: not as a number or as a too small for our attention account, but as an individual. With your own specific preferences, ideas, needs and goals. To make sure that banking is what banking was, everything we do begins with the customer: after all, without customers, what sort of business could we possibly have?
(PHOTO)

WE MAKE A
POINT
OF GETTING
INVOLVED
(PHOTO)

EXPERIENCE
TO MAKE
DECISIONS
ON THE SPOT
(PHOTO)

No one likes to wait. No one likes to be viewed as just another customer with just another loan. Which are just a few reasons for the way we've built our business around experienced bankers: people who have the knowledge, insight and authority to respond to a customer. On the spot. By working from the perspective of customers, we've developed a culture that has a responsive, one-of-a-kind mentality. Supported by all the tools and systems to be effective for customers and for our Company. (PHOTO)

It all comes back to loyalty. We find ways to show it to our employees, to our vendors, to our customers, shareholders and communities every day. In how we develop new business, and keep relationships strong with the people who have stayed with us. And we feel loyalty is returned to us. You can measure that loyalty through our record growth in assets and income, and you can measure it in the trust customers show us. Not to mention the thanks that come our way for a job well done. (PHOTO)

WE BRING
LOYALTY
BACK TO
BANKING (PHOTO)

MD&A..............................................................  13

REPORT OF INDEPENDENT AUDITORS....................................  27


AUDITED FINANCIAL STATEMENTS


CONSOLIDATED STATEMENTS OF OPERATIONS.............................  28

CONSOLIDATED BALANCE SHEETS.......................................  29

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY...................  30

CONSOLIDATED STATEMENTS OF CASH FLOWS.............................  31

NOTES.............................................................  32


SUPPLEMENTAL FINANCIAL DATA (UNAUDITED)


CONSOLIDATED FIVE-YEAR STATEMENTS OF OPERATIONS...................  47

CONSOLIDATED FIVE-YEAR SUMMARY OF AVERAGE BALANCES AND
  NET INTEREST REVENUE............................................  48


CORPORATE DIRECTORY...............................................  50

SHAREHOLDER INFORMATION...........................................  51

BRANCH LOCATIONS..................................................  N/A

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

  This discussion contains certain forward-looking statements within the meaning of the federal securities laws. Actual results and the timing of certain events could differ materially from those projected in the forward-looking statements due to a number of factors. Specific factors include, among others, the effect of interest rate changes, risk associated with acquiring other banks, or opening and acquiring new branches, controlling expenses, and general economic conditions.


OVERVIEW

Columbia Banking System, Inc., a Washington corporation, is a registered bank holding company whose wholly owned subsidiary, Columbia State Bank ("Columbia Bank"), conducts a full-service commercial banking business. Headquartered in Tacoma, Washington, the Company serves small and medium-sized businesses, professionals and other individuals through 25 banking offices located in the Tacoma metropolitan area and contiguous parts of the Puget Sound region of Washington, as well as the Longview and Woodland communities in southwestern Washington. At December 31, 1998, the Company had total assets of $1.1 billion.

  The Company was reorganized and additional management was added in 1993 in order to take advantage of commercial banking business opportunities resulting from increased consolidation of banks in the Company's principal market area, primarily through acquisitions by out-of-state holding companies, and the resulting dislocation of customers. Since the reorganization, Columbia Bank has grown from four branch offices at January 1, 1993 to its present 25 branch offices and has regulatory approval to open three additional branch offices in its market area. Between January 1, 1993 and December 31, 1998, the Company increased its consolidated assets to $1.1 billion from $198.2 million, its loans to $828.6 million from $146.2 million and its deposits to $938.3 million from $151.9 million. Net interest income per year increased to $42.0 million from $14.8 million and net income per year increased to $10.2 million from a loss of $139,000 during the 5 year period ending December 31, 1998.

  The Company's sole subsidiary, Columbia Bank, is a Washington state-chartered commercial bank, the deposits of which are insured by the Federal Deposit Insurance Corporation (the "FDIC"). Columbia Bank is subject to regulation by the FDIC and the Washington State Department of Financial Institutions, Division of Banks (the "Division"). Although Columbia Bank is not a member of the Federal Reserve System, the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") has certain supervisory authority over the Company, which can also affect Columbia Bank.

  Management believes the ongoing consolidation among financial institutions in Washington has created significant gaps in the ability of large banks operating in Washington to serve certain customers, particularly the Company's target customer base of small and medium-sized businesses, professionals and other individuals. The Company's business strategy is to provide its customers with the financial sophistication and breadth of products of a regional bank while retaining the appeal and service level of a community bank. Management believes that as a result of the Company's strong commitment to highly personalized relationship-oriented customer service, its varied products, its strategic branch locations and the long-standing community presence of its managers, lending officers and branch personnel, it is well positioned to attract new customers and to increase its market share of loans and deposits.

  The Company's goal over the next several years is to create a well-capitalized, customer focused, Pacific Northwest banking institution with a significant presence in selected markets. The Company intends to effect this growth strategy through a combination of growth at existing branch offices, new branch openings (usually following the hiring of an experienced branch manager and/or lending officer with strong community ties and banking relationships) and acquisitions. In particular, the Company anticipates continued expansion in Pierce County, north into King County (the location of Auburn and Bellevue), south into Thurston County (the location of the state capitol, Olympia) and northwest into Kitsap County (the location of Bremerton and Port Orchard). Expansion by acquisition into these and other markets will be considered as promising opportunities arise. In order to fund its lending activities and to allow for increased contact with customers, the Company is establishing a branch system catering primarily to retail depositors, supplemented by business customer deposits and other borrowings. The Company believes this mix of funding sources will enable it to expand lending activities rapidly while attracting a stable core deposit base. In order to support its strategy of growth, without compromising its personalized banking approach or its commitment to asset quality, the Company has made significant investments in experienced branch, lending and administrative personnel and has incurred significant costs related to its branch expansion. Although the Company's expense ratios have improved since 1993, management anticipates that the ratios will remain relatively high by industry standards for the foreseeable future due to the Company's aggressive growth strategy and emphasis on convenience and personal service. Management is placing increased emphasis on control of noninterest expense.

  During 1998, Columbia Bank opened four new branches. The Westgate branch in north Tacoma opened in January and the 176th and Meridian branch in eastern Pierce County opened in February. Both are newly constructed, full-service facilities. In November, its fifteenth Pierce County location opened in the Stadium district of Tacoma. Also, in November the Bank opened its fourth Cowlitz County branch inside the Triangle Mall Thriftway store in Longview. The Company's future plans include new locations in Pierce, King, Kitsap and Thurston counties of western Washington. The Company currently has regulatory approval to open three additional branches in its market area. Management continues to pursue opportunities for expansion via a combination of internal and external growth by acquisition. New branches normally do not contribute to net income for many months after opening.

  The Company opened its twenty-sixth branch and first Kitsap County location in mid-February 1999 in Port Orchard. Located just south of the port city of Bremerton, Port Orchard is a fast growing residential community that provides easy access for employees of the Bremerton Naval shipyard and the Trident Submarine Base.

  In addition to its ongoing expansion, the Company continuously reviews new products and services to give its customers more banking options. In addition, new technology and services are reviewed for business development and cost saving purposes. During the third quarter, the Company occupied a new state-of-the-art Operations Center that will allow for substantial future growth.

  The economy of the Company's principal market area, while primarily dependent upon aerospace, foreign trade and natural resources, including agriculture and timber, has become more diversified over the past decade as a result of the success of software companies such as Microsoft and the establishment of numerous research and biotechnology firms. The Washington economy and that of the Puget Sound region generally have experienced strong growth and stability in recent years. The Pierce County Economic Index, a regional publication providing economic forecasts and commentary, reports that "Five years after it started in late 1992, the Pierce County economy continued its growth through the first half of 1998. The local economy has grown at an average rate of just under 2.5%, that's 0.5% above the long-term historical growth rate. The outlook is for some cooling off and slower growth over the six quarters from the second half of 1998 through 1999." In the third quarter of 1998 the Company was named in the Fortune magazine annual ranking of America's 100 fastest growing companies as judged by earnings growth. The Company was the only banking company on the list and was ranked 82/nd/.


RESULTS OF OPERATIONS

The results of operations of the Company are dependent to a large degree on the Company's net interest income. The Company also generates noninterest income through service charges and fees and income from mortgage banking operations. The Company's operating expenses consist primarily of compensation and employee benefit expense, occupancy expense, and merchant services and bank card expenses. Like most financial institutions, the Company's interest income and cost of funds are affected significantly by general economic conditions, particularly changes in market interest rates, and by government policies and actions of regulatory authorities.

  For 1998, the Company recorded net income of $10.2 million, compared with net income of $9.3 million in 1997 and net income of $4.6 million in 1996. On a diluted per share basis, net income for 1998 was $0.98 per share, compared with $0.91 per share in 1997, and $0.63 per share in 1996.

  Excluding certain unusual items which occurred in 1997 and 1996, net income was $10.2 million in 1998, compared with net income of $8.2 million in 1997, and $5.2 million in 1996, increases of 25% and 58% for the years ended December 31, 1998 and 1997, respectively. On a diluted per share basis, 1998 net income was $0.98 per share compared with net income excluding unusual items of $0.80 per share in 1997, and $0.71 per share in 1996.

  The 1997 unusual items consisted of proceeds from a Key Man Life Insurance policy upon the passing of Chairman A.G. Espe and expenses associated with two completed mergers. Also, excluded was an additional loan loss provision made in the fourth quarter to reflect increased credit risk and portfolio growth during 1997. In the third quarter 1996, federal legislation designed to recapitalize the Savings Association Insurance Fund ("SAIF") of the FDIC resulted in a one-time charge to earnings of $612,000.

  The Company completed its first bank acquisitions during the fourth quarter of 1997, merging Cascade Community Bank and Bank of Fife into Columbia Bank. The mergers were accounted for on a pooling-of-interest basis, and Company financial statements for all reported periods have been restated to reflect the mergers.

NET INTEREST INCOME Net interest income increased $6.7 million, or 19%, in 1998 compared with $9.9 million, or 39%, in 1997. The 1998 increase in net interest income was largely due to the overall growth of the Company. Net interest income was favorably affected by average interest-earning assets increasing more rapidly than average interest-bearing liabilities, with the difference funded by noninterest-bearing deposits and shareholders' equity. Average interest-earning assets increased $151.7 million and $156.5 million in 1998 and 1997, respectively, while average interest-bearing liabilities increased only
$116.9 million and $111.8 million, respectively.

  Net interest margin (net interest income divided by average interest-earning assets) decreased to 4.87% for 1998, compared with 4.96% in 1997 and 4.58% in 1996. While interest-earning assets grew during 1998, the average yield on interest-earning assets decreased to 8.54%, from 8.73% in 1997. In comparison, the average cost of interest-bearing liabilities decreased to 4.53% in 1998 from 4.61% in 1997. The decrease in net interest margin is primarily due to decreasing interest rates and to deposit growth exceeding loan growth with consequent investments in lower yielding assets. Competition and declining interest rates have caused loan yields to decline to a greater degree than corresponding decreases in deposit and borrowing costs, causing the net interest margin to decrease. Interest rates in general have exhibited a downward trend during 1998 due to a variety of economic factors, including slowing of economic growth and low inflation.

PROVISION FOR LOAN LOSSES For the years ended December 31, 1998, 1997 and 1996, net loan charge-offs amounted to $1.3 million, $1.6 million and $693,000, respectively. The Company's provision for loan losses was $1.9 million for 1998, compared with $4.7 million for 1997 and $1.6 million for 1996. During 1998, the allowance for loan losses increased $562,000 to $9.0 million as compared with $8.4 million and $5.3 million at the end of 1997 and 1996, respectively. The allowance for loan losses as a percentage of loans (excluding loans held for sale at each date) decreased to 1.09% at December 31, 1998 as compared to 1.23% and 1.01% of loans at December 31, 1997 and 1996, respectively. At year-end 1998, the allowance for loan losses to nonperforming loans was 167.14% compared to 569.50% and 231.57% at December 31, 1997 and 1996, respectively.

NONINTEREST INCOME Total noninterest income, excluding proceeds from a Key Man Life Insurance policy, increased $2.7 million, or 29%, in 1998, and $3.0 million, or 47%, in 1997. Increases in noninterest income during 1998 were centered in account service charges, merchant services and mortgage banking income. In general, increases in account service charges and merchant services are due to the growth of the Company, and increases in mortgage banking income reflect a greater volume of residential real estate loan originations due to lower long term interest rates, as compared with the year ended December 31, 1997.

NONINTEREST EXPENSE Excluding nonrecurring items (merger expense in 1997 and SAIF assessment in 1996), total noninterest expense increased $6.6 million, or 22.0%, in 1998 and $5.7 million, or 23.5%, in 1997. The increase was primarily due to personnel costs associated with the Company's expansion as well as occupancy, merchant services and bank card, advertising, and other expenses. The Company's efficiency ratio (noninterest expense, excluding unusual and nonrecurring items, divided by the sum of net interest income plus noninterest income, excluding unusual and nonrecurring items) was 67.8% for 1998 compared with 69.0% and 76.7% for 1997 and 1996, respectively. A portion of compensation expense related to loan originations is deferred and deducted from interest income over the life of the related loans. Other categories of expense are volume driven and reflect the Company's rapid growth. Total noninterest expense for the Company is expected to decline in relation to revenues as the Company's asset base grows.

  Set forth below is a schedule showing additional detail concerning increases and decreases in the Company's noninterest expense.

YEAR ENDED DECEMBER 31,                            INCREASE/             INCREASE/
(IN THOUSANDS)                            1998     (DECREASE)   1997     (DECREASE)  1996
Compensation and employee benefits       $17,925    $ 2,669   $15,256     $2,671   $12,585
   Less: loan origination costs            2,109        182     1,927       (373)    2,300
------------------------------------------------------------------------------------------
Net compensation and
    employee benefits (as reported)       15,816      2,487    13,329      3,044    10,285
Occupancy                                  5,215        727     4,488        240     4,248
Professional services                        951        353       598        (73)      671
Advertising and promotion                  1,848        584     1,264        458       806
Printing and supplies                        688        (51)      739        192       547
Regulatory assessments                       198        (47)      245        (97)      342
Data processing                            1,731        187     1,544        322     1,222
Losses on real estate owned                   62        (62)      124        124
Telephone and network                        465        (35)      500        127       373
Postage & delivery                           473        (58)      531        175       356
ATM network                                  281         60       221         12       209
Merchant services and bank card            3,308      1,314     1,994        513     1,481
Taxes, licenses and fees                   1,320        330       990        202       788
Other                                      4,247        814     3,433        468     2,965
SAIF special assessment                                                     (612)      612
Merger expenses                                      (1,234)    1,234      1,234
------------------------------------------------------------------------------------------
    Total noninterest expense            $36,603    $ 5,369   $31,234     $6,329   $24,905
==========================================================================================

CREDIT RISK MANAGEMENT

The extension of credit in the form of loans to individuals and businesses is a major portion of the Company's principal business activity. Company policies and applicable laws and regulations require risk analysis as well as ongoing portfolio and credit management. The Company manages its credit risk through lending limit constraints, credit review, approval policies and extensive, ongoing internal monitoring. The Company also manages credit risk through diversification of the loan portfolio by type of loan, type of industry, aggregation of debt limits to a single borrower and the type of borrower.

  In analyzing its existing portfolio, the Company reviews its consumer and residential loan portfolios by risk rating each loan and analyzing their performance as a pool of loans since no single loan is individually significant, judged by its risk rating size or potential risk of loss. In contrast, the monitoring process for the commercial business, real estate construction, and commercial real estate portfolios includes periodic reviews of individual loans with risk ratings assigned to each loan and performance judged on a loan by loan basis. The Company reviews these loans to assess the ability of the borrower to service all of its interest and principal obligations and as a result the risk rating may be adjusted accordingly. In the event that full collection of principal and interest is not reasonably assured, the loan is appropriately downgraded and, if warranted, placed on nonaccrual status even though the loan may be current as to principal and interest payments.

  Loan policies, credit quality criteria, portfolio guidelines and other controls are established under the guidance of the Company's Senior Credit Officer and approved, as appropriate, by the Board. Credit Administration, together with appropriate loan committees, has the responsibility for administering the credit approval process. As another part of its control process, the Company uses an independent internal credit review and examination function to provide assurance that loans and commitments are made and maintained as prescribed by its credit policies. This includes a review of documentation when the loan is initially extended and subsequent examination to ensure continued performance and proper risk assessment.


LENDING ACTIVITIES

The Company is a full service commercial bank, which originates a wide variety of loans. Consistent with the trend begun in 1993, the Company continues to have success originating commercial business and commercial real estate loans.

The following table sets forth the Company's loan portfolio by type of loan for the dates indicated:

(IN THOUSANDS)                                   % OF               % OF               % OF
DECEMBER 31,                           1998     TOTAL     1997     TOTAL     1996     TOTAL
Commercial business                  $332,638    40.1%  $270,946    39.5%  $194,843    37.2%
Real estate:
 One- to four-family residential       61,132     7.4     71,095    10.4     77,359    14.8
Five or more family residential
   and commercial properties          291,868    35.2    206,628    30.1    151,179    28.9
-------------------------------------------------------------------------------------------
   Total real estate                  353,000    42.6    277,723    40.5    228,538    43.7
Real estate construction:
 One- to four-family residential       26,444     3.2     29,695     4.3     31,446     6.0
 Five or more family residential
   and commercial properties           23,213     2.8     33,806     4.9     10,724     2.1
-------------------------------------------------------------------------------------------
   Total real estate construction      49,657     6.0     63,501     9.2     42,170     8.1
Consumer                               94,572    11.4     74,710    10.9     58,249    11.1
-------------------------------------------------------------------------------------------
 Subtotal                             829,867   100.1    686,880   100.1    523,800   100.1
Less deferred loan fees and other      (1,228)   (0.1)      (991)   (0.1)      (649)   (0.1)
-------------------------------------------------------------------------------------------

 Total loans                         $828,639   100.0%  $685,889   100.0%  $523,151   100.0%
===========================================================================================
Loans held for sale                  $ 10,023           $  4,377           $ 11,341
===================================================================================

  Total loans at year-end increased $142.8 million, or 20.8%, from year-end 1997. All loan categories except for one- to four-family residential and real estate construction loans contributed significantly to the increase.

  Commercial loans increased to $332.6 million at December 31, 1998, representing 40.1% of total loans, from

$270.9 million, or 39.5% of total loans, at December 31, 1997. This increase reflects management's ongoing commitment to provide competitive commercial lending in the Company's primary market areas. The Company expects to continue to expand its commercial lending products and to emphasize in particular its relationship banking with businesses, business owners and professional individuals.

  Residential one- to four-family loans decreased $10.0 million to $61.1 million at December 31, 1998, representing 7.4% of total loans, compared with $71.1 million, or 10.4% of total loans, at December 31, 1997. The decrease is attributable to maturities and prepayments of the portfolio. These loans are used by the Company to collateralize advances from the FHLB. The Company's underwriting standards require that one- to four-family portfolio loans generally be owner-occupied and that loan amounts not exceed 80% (90% with private mortgage insurance) of the appraised value or cost, whichever is lower, of the underlying collateral at origination. Generally, management's policy is to originate for sale to third parties residential loans secured by properties located within the Company's primary market areas.

  The Company makes multi-family and commercial real estate loans in its primary market areas. Multi-family and commercial real estate lending increased to $291.9 million at December 31, 1998, representing 35.2% of total loans, from $206.6 million, or 30.1% of total loans, at December 31, 1997. The Company's underwriting standards generally require that the loan-to-value ratio for multi-family and commercial loans not exceed 75% of appraised value or cost, whichever is lower, and that commercial properties maintain debt coverage ratios (net operating income divided by annual debt servicing) which management considers adequate. Underwriting standards can be influenced by competition. The Company endeavors to maintain the highest practical underwriting standards while balancing the need to remain competitive in its lending practices.

  The Company originates a variety of real estate construction loans. One- to four-family residential construction loans are originated for the construction of custom homes (where the home buyer is the borrower) and provides financing to builders for the construction of pre-sold homes and speculative residential construction. Construction loans on one- to four-family residences decreased to $26.4 million at December 31, 1998, representing 3.2% of total loans, from $29.7 million, or 4.3% of total loans at December 31, 1997. Multi-family and commercial real estate construction loans decreased to $23.2 million at December 31, 1998, representing 2.8% of total loans, from $33.8 million, or 4.9% of total loans, at December 31, 1997. The decrease is a result of growing competition fueled in part by declining interest rates during 1998 as well as management's intention to focus on commercial loans.

  The Company endeavors to limit its construction lending risk through adherence to strict underwriting procedures.

  At December 31, 1998, the Company had $94.6 million of consumer loans outstanding, representing 11.4% of total loans, as compared with $74.7 million, or 10.9% of total loans, at December 31, 1997. Consumer loans made by the Company include automobile loans, boat and recreational vehicle financing, home equity and home improvement loans and miscellaneous personal loans.

  At December 31, 1998, the Company had no loans to foreign domiciled businesses or foreign countries, or loans related to highly leveraged transactions.

  Management's growth strategy to date has concentrated on the Tacoma/Pierce County market. The results of that strategy are evident in the following summary of loan growth by market area. Management has recently turned its attention to growth in Thurston County, south King County and the Bellevue/Eastside areas.


(IN THOUSANDS)                                                         INCREASE
DECEMBER 31,                                         1998      1997     AMOUNT   PERCENT

Pierce County                                      $619,688  $485,863  $133,825     27.5%
All other counties                                  208,951   200,026     8,925      4.5
----------------------------------------------------------------------------------------
 Total                                             $828,639  $685,889  $142,750     20.8%
========================================================================================

NONPERFORMING ASSETS

Nonperforming assets consist of: (i) nonaccrual loans, which are loans placed on a nonaccrual basis generally when the loan becomes past due 90 days or when there are otherwise serious doubts about the collectibility of principal or interest; (ii) restructured loans, for which concessions, including the reduction of interest rates below a rate otherwise available to that borrower or the deferral of interest or principal, have been granted due to the borrower's weakened financial condition (interest on restructured loans is accrued at the restructured rates when it is anticipated that no loss of original principal will occur); and (iii) accruing loans which are contractually past due ninety days or more as to interest or principal payments. Potential problem loans are loans which are currently performing and are not included in nonaccrual or restructured loans, but about which there are serious doubts as to the borrower's ability to comply with present repayment terms and which may later be included in nonaccrual, past due or restructured loans.

  The following tables set forth, at the dates indicated, information with respect to nonaccrual loans, restructured loans, total nonperforming loans (nonaccrual loans plus restructured loans), real estate owned, total nonperforming assets, accruing loans past-due 90 days or more and potential problem loans of the Company:

(IN THOUSANDS)
DECEMBER 31,                                      1998     1997     1996
Nonaccrual:
 One- to four-family residential                 $  722   $  661   $1,645
 Commercial real estate                           1,542
 Commercial business                              1,214      728      385
 Consumer                                           125       73      226
-------------------------------------------------------------------------
   Total                                          3,603    1,462    2,256
Restructured:
 One- to-four-family residential                     15       20       25
 One- to-four-family residential construction     1,768
-------------------------------------------------------------------------
   Total                                          1,783       20       25

   Total nonperforming loans                     $5,386   $1,482   $2,281
=========================================================================
Real estate owned                                   901      231      484
-------------------------------------------------------------------------
   Total nonperforming assets                    $6,287   $1,713   $2,765
=========================================================================
Accruing loans past due 90 days or more          $   40            $  111
Impaired loans                                    2,756   $  728      385
Potential problem loans                           1,862      669      346
Allowance for loan losses                         9,002    8,440    5,282
Nonperforming loans to loans                       0.65%    0.22%    0.44%
Nonperforming assets to total assets               0.59     0.20     0.39
=========================================================================

  The consolidated financial statements are prepared according to the accrual basis of accounting. This includes the recognition of interest income on the loan portfolio, unless a loan is placed on a nonaccrual basis, which occurs when there are serious doubts about the collectibility of principal or interest. The policy of the Company generally is to discontinue the accrual of interest on all loans past due 90 days or more and place them on nonaccrual status.

  Impaired loans, generally, refer to non-homogeneous loans that are restructured in a troubled debt restructuring involving a modification of terms, nonaccrual loans and loans past due 90 days and still accruing.

  Nonperforming loans increased to $5.4 million, or 0.65% of total loans (excluding loans held for sale), at December 31, 1998, from $1.5 million, or 0.22% of total loans at December 31, 1997 due principally to increases in the commercial business, commercial real estate, and residential construction loan categories.

  The increase in nonaccrual loans and other nonperforming assets is centered in a small number of lending relationships which management considers to be adequately reserved. All nonperforming loans are to Washington businesses.

  Real estate owned, which is comprised of foreclosed real estate loans ("REO"), increased to $901,000 at December 31, 1998, from $231,000 at December 31, 1997. During 1998, the Company foreclosed on $1.0 million of loans collateralized by real estate and transferred the real estate to REO. Also, the Company reduced REO by $343,000, with proceeds of $308,000 from sales and net losses on sales of $35,000. At year-end 1998, REO consisted of two foreclosed properties.

  Total nonperforming assets increased to $6.3 million, or 0.59% of period-end assets at December 31, 1998, from $1.7 million, or 0.20% of period-end assets at December 31, 1997.


PROVISION AND ALLOWANCE FOR LOAN LOSSES

The Company maintains an allowance for loan losses to absorb losses inherent in the loan portfolio. The size of the allowance is determined through quarterly assessments of the probable estimated losses in the loan portfolio. The Company's methodology for making such assessments and determining the adequacy of the allowance includes the following key elements:

 1. Formula based allowances calculated on minimum thresholds and historical performance of the portfolio for the past five years
 2. Specific allowances for identified problem loans and/or portfolio segments
 3. Unallocated allowance

  In addition, the allowance incorporates the results of measuring impaired loans as provided in the Statement of Financial Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan", and SFAS No. 118, which amended SFAS No. 114. These accounting standards prescribe the measurement methods, income recognition and disclosures concerning impaired loans.

  On a quarterly basis (semi-annual in the case of economic and business conditions reviews) the senior credit officers of the Company review with Executive Management and the Board of Directors the various additional factors that management considers when determining the adequacy of the allowance. These factors include the following as of the applicable balance sheet date:

 1. Existing general economic and business conditions affecting the Company's market place
 2. Credit quality trends, including trends in nonperforming loans
 3. Collateral values
 4. Seasoning of the loan portfolio
 5. Bank regulatory examination results
 6. Findings of internal credit examiners
 7. Duration of current business cycle

  The allowance is increased by provisions charged to operations, and is reduced by loans charged off, net of recoveries. While management believes it uses the best information available to determine the allowance for loan losses, unforeseen market conditions could result in adjustments to the allowance, and net income could be significantly affected, if circumstances differ substantially from the assumptions used in determining the allowance.

  At December 31, 1998, the Company's allowance for loan losses was $9.0 million, or 1.09% of the total loan portfolio, and 167% of nonperforming loans. This compares with an allowance of $8.4 million, or 1.23% of the total loan portfolio, and 570% of nonperforming loans, at December 31, 1997. During the year ended December 31, 1998, the Company set aside $1.9 million as a provision for loan losses as compared with $4.7 million during 1997. For the years ended December 31, 1998, 1997 and 1996, net loan charge-offs amounted to $1.3 million, $1.6 million, and $693,000, respectively.

  During 1998, there were no changes in estimation methods or assumptions that affected the Company's methodology for assessing the appropriateness of the allowance, except that certain changes in assumptions regarding the effect of portfolio maturity and of economic and business conditions on borrowers affected the assessment of the appropriate provision for the year 1998. In 1997 management concluded that loss potential had increased in the loan portfolio as a result of average annual growth in the portfolio of approximately 31% since 1993 combined with indications of a business downturn resulting from the effect of global economic conditions from the Asian financial crisis and, in particular, potential adverse effects on the aerospace, foreign trade and timber industries. This judgement was made despite the absence of a manifested increase in nonaccrual loans or nonperforming assets but after considering the additional factors management considers when determining the adequacy of the allowance, as discussed above. Thus management substantially increased the provision in 1997 to reserve for such loss potential.

  During 1998, nonperforming loan levels did rise significantly but the reasons for the increase were determined by management to be a reflection of the maturing of the portfolio rather than problems in the aerospace, foreign trade and timber industries. Those borrowers who were downgraded to nonperforming status received close supervision by the Bank with the objective of seeing substantial improvement in performance or elimination from the portfolio by refinancing outside the Bank or other means. Progress in improving their condition was made by several borrowers during 1998. Also, the stability of other borrowers despite the downturn convinced management that a similarly large provision in 1998 was not required. Thus the 1998 provision was reduced to an amount which did not anticipate further significant deterioration in the quality of the loan portfolio. Further, management has determined that, absent an unanticipated decline in credit quality, the provision in 1999 will be maintained at an amount which holds the allowance in a range of 1.00% to 1.20% of average outstanding loans, in line with industry norms.

 The following table provides an analysis of net losses by loan type for the last five years.

(DOLLARS IN THOUSANDS)
December 31,                                          1998       1997       1996       1995       1994

Total loans, net at end of period /(1)/             $828,639   $685,889   $523,151   $418,057   $318,075
Daily average loans                                  748,587    613,671    473,887    373,560    264,761
--------------------------------------------------------------------------------------------------------
Balance of allowance for loan
 losses at beginning of period                      $  8,440   $  5,282   $  4,340   $  3,175   $  2,354
Charge-offs:
 One- to four-family residential                         (57)      (364)        (7)
 Commercial business                                  (1,195)    (1,025)      (514)      (148)      (258)
 Consumer                                               (333)      (270)      (199)      (119)      (111)
---------------------------------------------------------------------------------------------------------
   Total charge-offs                                  (1,585)    (1,659)      (720)      (267)      (369)
Recoveries:
 One- to four-family residential                                      1          7
 Commercial business                                     175         43         17         45         83
 Consumer                                                 72         47          3          5
---------------------------------------------------------------------------------------------------------
   Total recoveries                                      247         91         27         50         83
     Net charge-offs                                  (1,338)    (1,568)      (693)      (217)      (286)
Provision charged to expense                           1,900      4,726      1,635      1,382      1,107
---------------------------------------------------------------------------------------------------------
 Balance of allowance for loan losses
   at end of period                                 $  9,002   $  8,440   $  5,282   $  4,340   $  3,175
=========================================================================================================
Net charge-off to average loans outstanding             0.18%      0.26%      0.15%      0.06%      0.11%
Allowance for loan losses to loans                      1.09       1.23       1.01       1.04       1.01
Allowance for loan losses to nonperforming loans      167.14     569.50     231.57     907.95     640.12
=========================================================================================================
/(1)/ Excludes loans held for sale

SECURITIES
The Company's securities (securities available for sale and securities held to maturity) increased by $34.1 million to $100.1 million from year-end 1997 to year-end 1998. The Company had no sales of securities during 1998. Purchases during the year totaled $92.9 million while maturities and prepayments totaled $59.0 million. U.S. Treasury and government agency securities comprise 82.5% of the investment portfolio, with mortgage-backed securities at 10.7% and state and municipal securities at 5.1%. The average maturity of the securities portfolio was 5 years, 10 months at December 31, 1998.

  Approximately 93.6% of the Company's securities are classified as available for sale and carried at market value. These securities are used by management as part of its asset/liability management strategy and may be sold in response to changes in interest rates and/or significant prepayment risk. For further information on investment securities, including gross unrealized gains and losses in the portfolio and gross realized gains and losses on sales of securities, see Note 5 to the consolidated financial statements.


PREMISES AND EQUIPMENT
In 1998, fixed assets increased $9.8 million, or 36% from 1997. The net change includes purchases of $12.5 million, disposals of $54,000 and depreciation expense of $2.6 million. The Company's capital expenditures in 1999 are anticipated to be approximately $2.1 million. Such expenditures are expected to include approximately $1.6 million for new buildings and for remodeling existing structures, and $500,000 for new furniture and equipment.


LIQUIDITY AND SOURCES OF FUNDS
The Company's primary sources of funds are customer deposits and advances from the FHLB. These funds, together with loan repayments, loan sales, retained earnings, equity and other borrowed funds, are used to make loans, to acquire securities and other assets, and to fund continuing operations.

DEPOSIT ACTIVITIES
The Company experienced overall average deposit growth of 24.0% and 29.3% in 1998 and 1997, respectively. All categories of deposits increased during both years. The average interest-bearing and noninterest-bearing demand deposits increased 28.4% and 34.0% in 1998, and 39.7% and 48.8% in 1997, respectively.

Average deposits are summarized in the following table:

(IN THOUSANDS)
YEARS ENDED DECEMBER 31,                  1998      1997      1996
Demand and other noninterest-bearing    $149,353  $111,492  $ 74,940
Interest-bearing demand                  287,007   223,514   160,020
Savings                                   39,768    38,301    32,438
Certificates of deposit                  337,557   282,899   240,214
 Total average deposits                 $813,685  $656,206  $507,612
====================================================================

  The Company is establishing a branch system catering primarily to retail depositors, supplemented by business customer deposits and other borrowings. While that stable core deposit base is being established, management's strategy for funding growth has been to make use of brokered and other wholesale deposits. During 1998, total deposits increased $197.9 million to $938.3 million at December 31, 1998. The increase occurred primarily in "core deposits". Brokered and other wholesale deposits (excluding public deposits) increased $3.8 million to $7.3 million, or 0.78% of total deposits, at December 31, 1998, from $3.5 million, or 0.47% of total deposits, at December 31, 1997.

  Brokered and other wholesale deposits are summarized below. The average interest rate for these deposits was 5.59% and 5.77% at December 31, 1998 and 1997, respectively.

December 31,                                               1998               1997
(dollars in thousands)                                        PERCENT             PERCENT
                                                              OF TOTAL            OF TOTAL
                                                     AMOUNT   DEPOSITS  AMOUNT    DEPOSITS
Maturing within one year                            $2,000     0.21%    $1,486     0.20%
Maturing after one year but within three years       5,327     0.57      2,000     0.27
----------------------------------------------------------------------------------------
 Total brokered and other wholesale deposits        $7,327     0.78%    $3,486     0.47%
========================================================================================

The increase in deposits is largely due to management's growth strategy emphasizing the Tacoma/Pierce County market area. Following is a summary of year-end deposits by county:


(IN THOUSANDS)                            INCREASE
DECEMBER 31,            1998      1997     AMOUNT   PERCENT
Pierce County         $678,019  $505,212  $172,807     34.2%
All other counties     260,326   235,218    25,108     10.7
------------------------------------------------------------
 Total                $938,345  $740,430  $197,915     26.7%
============================================================

BORROWINGS
The Company relies on FHLB advances to supplement its funding sources, and the FHLB serves as the Company's primary source of long-term borrowing. FHLB advances are secured by one- to four-family real estate mortgages and certain other assets. At December 31, 1998, the Company had one advance of $25.0 million at an interest rate of 5.39%. At December 31, 1998 the maximum borrowing line from the FHLB was $123.1 million. Management anticipates that the Company will continue to rely on the same sources of funds in the future, and will use those funds primarily to make loans and purchase securities.

INTEREST RATE SENSITIVITY
Columbia Bank is exposed to interest rate risk, which is the risk that changes in prevailing interest rates will adversely affect assets, liabilities, capital, income and expenses at different times or in different amounts. Generally, there are four sources of interest rate risk as described below:

REPRICING RISK    Generally, repricing risk is the risk of adverse consequences from a change in interest rates that arises because of differences in the timing of when those interest rate changes affect an institution's assets and liabilities.

BASIS RISK    Basis risk is the risk of adverse consequence resulting from unequal changes in the spread between two or more rates for different instruments with the same maturity.

YIELD CURVE RISK    Yield curve risk is the risk of adverse consequence
resulting from unequal changes in the spread between two or more rates for different maturities for the same instrument.

OPTION RISK    In banking, option risks are known as borrower options to prepay loans and depositor options to make deposits, withdrawals, and early redemptions. Option risk arises whenever bank products give customers the right, but not the obligation, to alter the quantity or the timing of cash flows.

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

  The following table sets forth the estimated maturity or repricing, and the resulting interest rate gap of the Company's interest-earning assets and interest-bearing liabilities at December 31, 1998. The amounts in the table are derived from the Company's internal data and are based upon regulatory reporting formats. Therefore, they may not be consistent with financial information appearing elsewhere herein that has been prepared in accordance with generally accepted accounting principles. The amounts could be significantly affected by external factors such as changes in prepayment assumptions, early withdrawal of deposits and competition. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while other types may lag behind changes in market interest rates. Additionally, certain assets, such as adjustable-rate mortgages, have features which restrict changes in the interest rates of such assets both on a short-term basis and over the lives of such assets. Further, in the event of a change in market interest rates, prepayment and early withdrawal levels could deviate significantly from those assumed in calculating the tables. Finally, the ability of many borrowers to service their adjustable-rate debt may decrease in the event of a substantial increase in market interest rates.

                                                               ESTIMATED MATURITY OR REPRICING
                                                               -------------------------------
(DOLLARS IN THOUSANDS)                       0-3       4-12               1-5             5-10   MORE THAN
DECEMBER 31, 1998                         MONTHS     MONTHS             YEARS            YEARS    10 YEARS        TOTAL

INTEREST-EARNING ASSETS
Interest-earning deposits               $ 22,816                                                             $   22,816
Securities                                 8,191   $  3,653          $ 38,966         $ 45,814    $  9,010      105,634
Loans:
 Business and commercial
   real estate                           284,040     23,665           172,913           24,245       2,233      507,096

 One- to four-family and owner-
   occupied residential real estate       76,512     56,027            75,463            8,931      10,021      226,954

 Consumer                                 32,634     31,533            30,290            6,264         683      101,404
-----------------------------------------------------------------------------------------------------------------------
 Total interest-earning assets          $424,193   $114,878          $317,632         $ 85,254    $ 21,947   $  963,904
=======================================================================================================================
Noninterest-earning assets                            3,207                                         92,808       96,015
-----------------------------------------------------------------------------------------------------------------------
 Total assets                           $424,193   $118,085          $317,632         $ 85,254    $114,755   $1,059,919
=======================================================================================================================
Percent of total interest-
 earning assets                            44.01%     11.92%            32.95%            8.84%       2.28%      100.00%
=======================================================================================================================

INTEREST-BEARING LIABILITIES
Deposits:
 Money market checking                  $267,372                                                             $  267,372
 NOW accounts                             18,286                     $ 73,144                                    91,430
 Savings accounts                         14,447                                      $ 14,447    $ 14,447       43,341
 Time certificates of deposit            130,007   $183,668            43,489                                   357,164
FHLB advances                                                          25,000                                    25,000
-----------------------------------------------------------------------------------------------------------------------
 Total interest-bearing liabilities     $430,112   $183,668          $141,633         $ 14,447    $ 14,447   $  784,307
=======================================================================================================================
Noninterest-bearing liabilities
 and equity                              143,230                       35,808                       96,574      275,612
=======================================================================================================================

 Total liabilities and equity           $573,342   $183,668          $177,441         $ 14,447    $111,021   $1,059,919
=======================================================================================================================
Percent of total interest-
 earning assets                            44.62%     19.06%            14.69%            1.50%       1.50%       81.37%
=======================================================================================================================
Rate sensitivity gap                    $ (5,919)  $(68,790)         $175,999         $ 70,807    $  7,500   $  179,597
Cumulative rate sensitivity gap           (5,919)   (74,709)          101,290          172,097     179,597
-----------------------------------------------------------------------------------------------------------------------
Rate sensitivity gap as a percentage
 of interest-earning assets               (0.61)%    (7.14)%            18.26%            7.34%       0.78%       18.63%
Cumulative rate sensitivity gap
 as a percentage of interest-
 earning assets                           (0.61)%    (7.75)%            10.51%           17.85%      18.63%
=======================================================================================================================

INTEREST RATE SENSITIVITY ON NET INTEREST INCOME

A number of measures are used to monitor and manage interest rate risk, including income simulations and interest sensitivity (gap) analyses. An income simulation model is the primary tool used to assess the direction and magnitude of changes in net interest income resulting from changes in interest rates. Key assumptions in the model include prepayment speeds on certain assets, cash flows and maturities of other investment securities, loan and deposit volumes and pricing. These assumptions are inherently uncertain and, as a result, the model cannot precisely estimate net interest income or precisely predict the impact of higher or lower interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes and changes in market conditions and management strategies, among other factors.

  Based on the results of the simulation model as of December 31, 1998, the Company would expect an increase in net interest income of $470,000 and a decrease in net interest income of $461,000 if interest rates gradually decrease or increase, respectively, from current rates by 100 basis points over a twelve-month period. Similarly, based on the results of the simulation model as of December 31, 1997, the Company would expect an increase in net interest income of $332,000 and a decrease in net interest income of $333,000 if interest rates gradually decrease or increase, respectively, from the then current rates by 100 basis points over a twelve-month period.

INCOME TAX

Prior to December 31, 1996, for federal income tax purposes, the Company had net operating loss ("NOL") carryforwards. The carryforwards were used, subject to certain restrictions and limitations, to offset taxable income and the tax liability of the Company. At December 31, 1996, all available NOL carryforwards had been utilized to offset taxable income and the Company is now fully taxable.

  For the years ending December 31, 1998 and 1997, the Company recorded income tax provisions of $5.2 million and $2.8 million, respectively.

CAPITAL

Shareholders' equity increased to $89.6 million at December 31, 1998, from $78.4 million at December 31, 1997. The increase is due primarily to net income for the year of $10.2 million. Shareholders' equity was 8.45% and 9.06% of total assets at December 31, 1998 and December 31, 1997, respectively.

  Banking regulations require bank holding companies to maintain a minimum "leverage" ratio of core capital to adjusted quarterly average total assets of at least 3%. At December 31, 1998, the Company's leverage ratio was 8.72%, compared with 9.33% at December 31, 1997. In addition, banking regulators have adopted risk-based capital guidelines, under which risk percentages are assigned to various categories of assets and off-balance sheet items to calculate a risk-adjusted capital ratio. Tier I capital generally consists of common shareholders' equity, less goodwill and certain identifiable intangible assets, while Tier II capital includes the allowance for loan losses and subordinated debt, both subject to certain limitations. Regulatory minimum risk-based capital guidelines require Tier I capital of 4% of risk-adjusted assets and total capital (combined Tier I and Tier II) of 8%. The Company's Tier I and total capital ratios were 9.89% and 10.88%, respectively, at December 31, 1998, compared with 10.77% and 11.93%, respectively, at December 31, 1997.

  Applicable federal and Washington state regulations restrict capital distributions by institutions such as Columbia Bank, including dividends. Such restrictions are tied to the institution's capital levels after giving effect to distributions. The Company's ability to pay cash dividends is substantially dependent upon receipt of dividends from the Bank.

  On April 22, 1998, the Company announced a three shares for two stock split payable on May 20, 1998, to shareholders of record on May 6, 1998. Common shares issued and outstanding, average shares outstanding and net income per share for all periods presented have been retroactively adjusted to give effect to this transaction.

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

IMPACT OF THE YEAR 2000 ISSUE (Y2K)

Many existing computer systems, including the systems used by the Company, use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000. Financial institutions, such as Columbia, are dependent on many types of automated computer systems for their day to day operations. The failure of any of theses systems to recognize the Year 2000, could have a material effect on the Company's business, results of operations, and/or financial condition.

THE COMPANY'S STATE OF READINESS The Company currently is preparing its operations for the Year 2000 and has established a project team, which has developed a project plan intended to insure that the Company will be Y2K compatible well before December 31, 1999. The project plan incorporates five phases: awareness, assessment, renovation, validation, and implementation.

  The awareness phase is ongoing and incorporates monthly updates to the Board of Directors, management, and staff. In addition, shareholders and customers are informed through mailings and financial reports. The Y2K project team meets regularly. Loan officers have been trained in interviewing and surveying credit customers on the state of readiness of their businesses and have begun those activities.

  The Company has completed its assessment of all of its computer systems, hardware, software, networks, telecommunications, ATM, property, and equipment that could potentially be either directly or indirectly affected by Y2K. The Company has identified all vendors that supply services and/or products that could be considered critical to day-to-day operations to determine if they are Y2K compatible. The Company is identifying all customers who have a total borrowing relationship of $250,000 or more or otherwise have the potential to adversely affect the Company's asset quality or profitability if they do not become Y2K compatible.

  Based on its assessment, the Company has essentially completed renovating all systems and equipment that have been identified needing Y2K up-grades. In early October, the Company's data processing provider advised the Company that it had successfully converted its systems to Y2K compatibility. Testing is scheduled to be completed and the Company's data processing system is expected to be fully compliant by March 31, 1999. All other systems and equipment have been upgraded or are in process of being upgraded. The Company is monitoring vendors that are in the process of upgrading or have not begun upgrading their businesses.

  The validation process involves testing all systems and equipment for Y2K compatibility. Bank hardware has been tested and the Company is in the process of replacing obsolete equipment as part of our normal business operations.

  The implementation phase is ongoing and incorporates the development of contingency plans for the century date change. The Company has developed a credit risk mitigation plan, a liquidity contingency plan, and ongoing disclosures and inquiries to customers and vendors.

THE COSTS TO ADDRESS THE COMPANY'S YEAR 2000 ISSUES The Company has expended approximately $53,000 in staff time and travel expenses in addressing the Y2K issue. Equipment upgrades are expected to cost approximately $543,000. Much of the Company's equipment, such as PCs, was upgraded in 1998 as part of normal business operations. The Company is relatively new and the majority of its hardware and software are recent purchases or are being upgraded to meet growth demands. The Company moved into a new state-of-the-art operations center in August 1998. The center included the installation of new item processing hardware and software, a new voice response unit, a new wire transfer system, and a new optical storage system, all of which are Y2K compatible. Future expenses cannot be predicted with certainty at this time, however, management does not believe that expenses relating to meeting the Company's Y2K challenges will have a material effect on its operations or financial performance.

THE RISKS OF THE COMPANY'S YEAR 2000 ISSUES Although the Company can and will prepare its operations for the century change, there can be no assurance that forces beyond its control will not impact its operations. The Company purchases systems, equipment, and data processing services from vendors and suppliers. It also depends on many other vendors for various services needed for day-to-day operations. The Company's customers could also be impacted adversely by the century change and thereby impact the financial performance of the Company. In spite of the Company's diligent efforts in assuring its outside suppliers, vendors and customers are Y2K compliant, there can be no assurance that when the century changes, certain systems, technology and equipment of Columbia, its vendors and its customers will not be impacted and consequently impact the operations of the Company.

THE COMPANY'S CONTINGENCY PLANS The Company has developed a comprehensive Year 2000 contingency plan. Although the Company has taken precautions to assure its technology is Y2K ready, it will continue to address possible emergency scenarios.

  The Company's new state-of-the-art operations center has a generator backup to run the entire facility. All branches have special procedures in order to operate without the usual telecommunications links so that, in the event of a telecommunications failure, the Company is able to process its data through a remote site.

QUARTERLY COMMON STOCK PRICES AND DIVIDEND PAYMENTS

The Company's common stock trades on The Nasdaq Stock Market under the symbol COLB. Price information generally appears daily in the Nasdaq National Market Issues section of The Wall Street Journal and in most major Pacific Northwest metropolitan newspapers. On December 31, 1998, the last sale price for the Company's stock in the over-the-counter market was $18/1/2/.

  The Company presently intends to retain earnings to support anticipated growth. Accordingly, the Company does not intend to pay cash dividends on its common stock in the foreseeable future. Please refer to the "Capital" section of the "Management Discussion and Analysis of Financial Condition and Results of Operations" and Note 4 to the consolidated financial statements, contained elsewhere in this report, for regulatory capital requirements and restrictions on dividends to shareholders.

  The Company is aware that large blocks of its stock are held in street name by brokerage firms. At December 31, 1998, the number of shareholders of record was 1,349.

  The following are high and low sales prices as reported in Nasdaq according to information furnished by the National Association of Securities Dealers. Prices do not include retail mark-ups, mark-downs or commissions.


                       1998                   1997
                       HIGH        LOW        HIGH        LOW

   First quarter     $ 21/1/4/  $ 17/7/8/  $ 11/9/16/  $9/27/32/
   Second quarter     27/5/32/    19/7/8/     13/3/4/     9/3/8/
   Third quarter       23/1/2/    14/3/8/    17/5/32/   13/5/32/
   Fourth quarter      22/1/2/   15/7/16/   18/27/32/         15
   For the year       27/5/32/    14/3/8/   18/27/32/     9/3/8/

REPORT OF
INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Columbia Banking System, Inc.

We have audited the accompanying consolidated balance sheet of Columbia Banking System, Inc. and its subsidiaries (the Company) as of December 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly in all material respects, the financial position of the Company at December 31, 1998 and 1997, and the results of its operations and its cash flows for the two years then ended, in conformity with generally accepted accounting principles.

  The accompanying consolidated financial statements give retroactive effect to the mergers of the Company and Cascade Bancorp, Inc. and the Company and Bank of Fife, which have been accounted for as poolings of interests as described in
Note 3 to the consolidated financial statements.

  The consolidated financial statements of the Company for the year ended December 31, 1996, prior to their restatement for the 1997 poolings of interests, were audited by other auditors whose report dated January 22, 1997 expressed an unqualified opinion on those statements. The contribution of the Company represented 77% of restated net income in 1996. Separate financial statements of the other companies included in the Company's restated consolidated financial statements for the year ended December 31, 1996 were audited and reported on separately by other auditors. We have audited the statements of operations, shareholders' equity, and cash flows for the year ended December 31, 1996, after restatement for the 1997 poolings of interests; in our opinion, such consolidated statements have been properly combined on the basis as described in Note 3 of the notes to the consolidated financial statements.


/s/ Deloitte & Touche LLP
_____________________________
Deloitte & Touche LLP
Seattle, Washington

January 29, 1999

CONSOLIDATED STATEMENTS OF
OPERATIONS


(IN THOUSANDS EXCEPT PER SHARE) YEARS ENDED DECEMBER 31,                                  1998            1997            1996
INTEREST INCOME
Loans                                                                                  $  66,858      $   56,176       $  43,240
Securities available for sale                                                              4,696           3,800           2,360
Securities held to maturity                                                                  419             628             702
Deposits with banks                                                                        1,654           1,457           1,583
--------------------------------------------------------------------------------------------------------------------------------
 Total interest income                                                                    73,627          62,061          47,885

INTEREST EXPENSE
Deposits                                                                                  29,759          24,775          20,370
Federal Home Loan Bank advances                                                            1,908           1,971           1,938
Other borrowings                                                                                              84             233
--------------------------------------------------------------------------------------------------------------------------------
 Total interest expense                                                                   31,667          26,830          22,541
--------------------------------------------------------------------------------------------------------------------------------
Net Interest Income                                                                       41,960          35,231          25,344

Provision for loan losses                                                                  1,900           4,726           1,635
--------------------------------------------------------------------------------------------------------------------------------
 Net interest income after provision for loan losses                                      40,060          30,505          23,709

NONINTEREST INCOME
Service charges and other fees                                                             5,679           4,234           2,837
Mortgage banking                                                                           1,677           1,032             701
Gains on sales of loans, net                                                                               1,035
Other                                                                                      4,635           2,973           2,772
Key Man Life Insurance                                                                                     3,518
--------------------------------------------------------------------------------------------------------------------------------
 Total noninterest income                                                                 11,991          12,792           6,310

NONINTEREST EXPENSE
Compensation and employee benefits                                                        15,816          13,329          10,285
Occupancy                                                                                  5,215           4,488           4,248
Advertising and promotion                                                                  1,848           1,264             806
Data processing                                                                            1,731           1,544           1,222
Other                                                                                     11,993           9,375           7,732
SAIF special assessment                                                                                                      612
Merger expenses                                                                                            1,234
--------------------------------------------------------------------------------------------------------------------------------
 Total noninterest expense                                                                36,603          31,234          24,905
--------------------------------------------------------------------------------------------------------------------------------
   Income before income taxes                                                             15,448          12,063           5,114
Provision for income taxes                                                                 5,247           2,788             479
--------------------------------------------------------------------------------------------------------------------------------
Net Income                                                                             $  10,201      $    9,275       $   4,635
================================================================================================================================

NET INCOME PER COMMON SHARE:
 Basic                                                                                     $1.02           $0.94           $0.64
 Diluted                                                                                    0.98            0.91            0.63

Average number of common shares outstanding                                               10,046           9,875           7,192
Average number of diluted common shares outstanding                                       10,359          10,166           7,397

See accompanying notes to consolidated financial statements.

CONSOLIDATED
BALANCE SHEETS

(IN THOUSANDS) DECEMBER 31,                                                                                 1998            1997
ASSETS
Cash and due from banks                                                                               $   53,602       $  47,604
Interest-earning deposits with banks                                                                      22,816          28,108

Securities available for sale                                                                             93,726          56,279
Securities held to maturity                                                                                6,358           9,679
FHLB stock                                                                                                 5,550           5,144

Loans held for sale                                                                                       10,023           4,377
Loans                                                                                                    828,639         685,889
 Less: allowance for loan losses                                                                           9,002           8,440
--------------------------------------------------------------------------------------------------------------------------------
   Loans, net                                                                                            819,637         677,449

Interest receivable                                                                                        6,420           5,023
Premises and equipment, net                                                                               37,077          27,246
Real estate owned                                                                                            901             231
Other                                                                                                      3,809           3,415
--------------------------------------------------------------------------------------------------------------------------------
 Total Assets                                                                                         $1,059,919       $ 864,555
================================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
Noninterest-bearing                                                                                   $  180,445       $ 146,063
Interest-bearing                                                                                         757,900         594,367
--------------------------------------------------------------------------------------------------------------------------------
 Total deposits                                                                                          938,345         740,430

Federal Home Loan Bank advances                                                                           25,000          39,000
Other liabilities                                                                                          7,008           6,772
--------------------------------------------------------------------------------------------------------------------------------
 Total liabilities                                                                                       970,353         786,202

Commitments and contingent liabilities (Note 14)

Shareholders' equity:'
 Preferred stock (no par value)
   Authorized, 2 million shares; none outstanding

                                                                                 DECEMBER 31,
Common stock (no par value)                                                   1998          1997

Authorized shares                                                           45,000        16,500
Issued and outstanding                                                      10,062         9,880          68,612          67,901
Retained earnings                                                                                         20,616          10,415
Accumulated other comprehensive income
 Unrealized gains on securities available for sale, net of tax                                               338              37
--------------------------------------------------------------------------------------------------------------------------------
 Total shareholders' equity                                                                               89,566          78,353
Total Liabilities and Shareholders' Equity                                                            $1,059,919        $864,555
================================================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF
SHAREHOLDERS' EQUITY

                                                                                                     ACCUMULATED
                                                                    COMMON STOCK                           OTHER           TOTAL
                                                                NUMBER OF               RETAINED   COMPREHENSIVE    SHAREHOLDERS'
(IN THOUSANDS)                                                     SHARES   AMOUNT      EARNINGS    INCOME (LOSS)         EQUITY
Balance at December 31, 1995                                        6,505  $37,414     $   2,804      $      (98)      $  40,120

Comprehensive income:
Net income for 1996                                                                        4,635
Change in unrealized gains and (losses)
 on securities available for sale, net of tax                                                                 60

 Total comprehensive income                                                                                                4,695
Issuance of shares of common stock, net                             2,238   20,900                                        20,900
Issuance of shares of common stock -
 5% stock dividend                                                    246    2,157        (2,157)

Conversion of Convertible Subordinated Notes                          383    2,509                                         2,509
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                                        9,372   62,980         5,282             (38)         68,224

Comprehensive income:
Net income for 1997                                                                        9,275
Change in unrealized gains and (losses)
 on securities available for sale, net of tax                                                                 75

 Total comprehensive income                                                                                                9,350
Issuance of shares of common stock, net                               117      779                                           779
Issuance of shares of common stock --
 5% stock dividend                                                    391    4,142        (4,142)
--------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1997                                        9,880   67,901        10,415              37          78,353

Comprehensive income:
Net income for 1998                                                                       10,201
Change in unrealized gains and (losses)
 on securities available for sale, net of tax                                                                301

 Total comprehensive income                                                                                               10,502
Issuance of shares of common stock, net                               182      711                                           711
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                                       10,062  $68,612     $  20,616      $      338       $  89,566
================================================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF
 CASH FLOWS

(IN THOUSANDS)                                                                              1998            1997            1996
OPERATING ACTIVITIES
Net income                                                                             $  10,201      $    9,275       $   4,635
Adjustments to reconcile net income to net cash provided (used)
 by operating activities:
 Provision for loan losses                                                                 1,900           4,726           1,635
 Deferred income tax expense (benefit)                                                        30             956             (12)
 Losses on real estate owned                                                                  35             105              41
 Depreciation and amortization                                                             2,304           2,189           2,681
 Net realized losses (gains) on sale of assets                                               (55)           (971)            218
 (Increase) decrease in loans held for sale                                               (5,646)          6,964          (9,974)
 Increase in interest receivable                                                          (1,397)           (903)         (1,109)
 Increase in interest payable                                                                660             528             423
 Net changes in other assets and liabilities                                                (883)         (3,546)            208
----------------------------------------------------------------------------------------------------------------------------------
   Net cash provided (used) by operating activities                                        7,149          19,323          (1,254)

INVESTING ACTIVITIES
 Proceeds from maturities of securities available for sale                                49,250          25,337          17,885
 Purchase of securities available for sale                                               (83,186)        (34,831)        (46,770)
 Proceeds from maturities of mortgage-backed securities available for
  sale                                                                                     5,075           3,814           1,682
 Purchase of mortgage-backed securities available for sale                                (8,710)
 Proceeds from maturities of securities held to maturity                                   4,698           4,414           1,471
 Purchases of securities held to maturity                                                 (1,380)         (1,470)         (3,014)
 Loans originated and acquired, net of principal collected                              (144,585)       (173,877)       (106,888)
 Proceeds from sales of loans                                                                             10,177
 Purchases of premises and equipment                                                     (12,546)        (11,043)         (7,181)
 Proceeds from disposal of premises and equipment                                             20             400           1,273
 Proceeds from sale of real estate owned                                                     308             588           3,307
 Other, net                                                                                  (13)            (83)           (495)
----------------------------------------------------------------------------------------------------------------------------------
   Net cash used by investing activities                                                (191,069)       (176,574)       (138,730)

FINANCING ACTIVITIES
 Net increase in deposits                                                                197,915         143,926         149,605
 Proceeds from FHLB advances and other long-term debt                                                     25,000          32,800
 Repayment of FHLB advances and other long-term debt                                     (14,000)        (20,000)        (23,800)
 Increase in securities sold under repurchase agreements                                                                   1,366
 Proceeds from issuance of common stock, net                                                 711             779          20,900
----------------------------------------------------------------------------------------------------------------------------------
   Net cash provided by financing activities                                             184,626         149,705         180,871
----------------------------------------------------------------------------------------------------------------------------------
     Increase (decrease) in cash and cash equivalents                                        706          (7,546)         40,887
     Cash and cash equivalents at beginning of period                                     75,712          83,258          42,371
----------------------------------------------------------------------------------------------------------------------------------
 Cash and cash equivalents at end of period                                            $  76,418      $   75,712       $  83,258
==================================================================================================================================

SUPPLEMENTAL INFORMATION:
Cash paid for interest                                                                 $  31,007      $   26,302       $  22,117
Cash paid for income taxes                                                                 5,547           3,380             460
Transfer from securities available for sale to held to
 maturity                                                                                                    996
Loans foreclosed and transferred to real estate owned                                      1,000             440             528
Issuance of common stock from conversion of convertible subordinated notes                                                 2,509
See accompanying notes to consolidated financial statements.

NOTES
     TO CONSOLIDATED FINANCIAL STATEMENTS

Columbia Banking System, Inc. (the "Company") is a registered bank holding company whose wholly owned subsidiary, Columbia State Bank ("Columbia Bank"), conducts a full-service commercial banking business. Headquartered in Tacoma, Washington, the Company provides a full range of banking services to small and medium-sized businesses, professionals and other individuals through banking offices located in the Tacoma metropolitan area and contiguous parts of the Puget Sound region of Washington, as well as the Longview and Woodland communities in southwestern Washington. Substantially all of the Company's loans, loan commitments and core deposits are geographically concentrated in its service areas.



NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with generally accepted accounting principles. Accordingly, they include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments including normal recurring accruals necessary for a fair presentation of results of operations for all periods included herein have been made. The results of operations for the year ending December 31, 1998 are not necessarily indicative of results to be anticipated for future periods.

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

  The Bank evaluates commercial real estate and commercial business loans for impairment on an individual basis. A loan is considered impaired when it is probable that a creditor will be unable to collect all amounts due according to the terms of the loan agreement. Factors involved in determining impairment include, but are not limited to, the financial condition of the borrower, value of the underlying collateral, and current economic conditions. The valuation of impaired loans is based on either the present value of expected future cash flows discounted at the loan's effective interest rate or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The amount by which the recorded investment in the loan exceeds either the present value of expected future cash flows or the value of the impaired loan's collateral when applicable, would be a specifically allocated reserve for loan losses. Any portion of an impaired loan classified as loss under regulatory guidelines is charged-off.

  Premiums or discounts on loans purchased are amortized, using the interest method, over periods which approximate the average life of the loans.

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

EARNINGS PER SHARE    Earnings per share is computed using the weighted average
number of common and diluted common shares outstanding during the period. Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The only reconciling item affecting the calculation of earnings per share is the inclusion of stock options affecting the shares outstanding in diluted earnings per share of 313,000, 291,000, and 205,000 in 1998, 1997, and 1996 respectively.

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

RECLASSIFICATION    Certain amounts in the 1997 and 1996 consolidated financial statements have been reclassified to conform with the 1998 presentation. These reclassifications had no effect on net income.

PROSPECTIVE ACCOUNTING PRONOUNCEMENT     In June 1997, the Financial Accounting
Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" ("SFAS 130"). The statement provides standards for reporting comprehensive, or all-inclusive income. In the Company's case, based on current operations, it would include as an addition or deduction to reported net income, the change in the securities valuation reserve. This statement will not affect reported net income of the Company. SFAS No. 130 is effective in the Company's 1998 financial statements and all prior periods shown on the financial statements have been restated.

  In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". The statement provides standards for reporting of information about operating segments in annual financial statements that public business enterprises report and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. SFAS No.131 is effective for financial statements for periods beginning after December 15, 1997. The Company, after reviewing SFAS No. 131, has determined that its current business and operations are not divided and reported on in segments. All of the Company's operations are interrelated and to breakout any of its operations into segments would not be meaningful or consistent with its current management and reporting practices and therefore could possibly be misleading to the reader and/or investor.

  In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The Statement revises employers' disclosures about pension and other postretirement benefit plans to facilitate financial analysis, and to eliminate disclosures that are no longer useful. SFAS No. 132 is effective for fiscal years beginning after December 15, 1997. Adoption of SFAS No. 132 has no material effect on the Company's financial statements.

  In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet measured at its fair value. This Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. The Company currently has no activity in derivative instruments and hedging activities, and does not expect adopting of SFAS No. 133 to have a material effect on the financial statements.

  In October 1998, the FASB issued SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise." The Statement establishes accounting and reporting standards requiring that after the securitization of mortgage loans held for sale, an entity engaged in mortgage banking activities classify the resulting mortgage-backed securities or other retained interests based on its ability and intent to sell or hold those investments. SFAS No. 134 is effective for the first fiscal quarter beginning after December 15, 1998. The Company currently has no activity in securitizing mortgage loans held for sale, and does not expect adopting of SFAS No. 134 to have a material effect on the financial statements.


NOTE 2.  STOCK SPLIT

On April 22, 1998, the Company announced a three shares for two stock split payable on May 20, 1998, to shareholders of record on May 6, 1998. Common shares authorized, issued and outstanding, average shares outstanding and net income per share for all periods presented have been retroactively adjusted to give effect to this transaction.


NOTE 3.  BUSINESS COMBINATIONS/RESTRUCTURING

On December 1,1997, the Company merged with Cascade Bancorp ("Cascade") and Bank of Fife ("Fife"). At December 1, 1997, Cascade Bancorp had assets of $90.3 million, deposits of $78.7 million and shareholder's equity of $6.8 million. At December 1, 1997, Bank of Fife had assets of $34.0 million, deposits of $30.2
million and stockholder's equity of $3.5 million.   The Company issued 1,128,758
shares of common stock to complete the merger with Cascade Bancorp and 465,276 shares to complete the merger with Bank of Fife (adjusted for 1998 stock split, see Note 2). The mergers were treated as a pooling of interests. The financial information presented in this document reflects the pooling of interests method of accounting for both mergers. Accordingly, under generally accepted accounting principles, the assets, liabilities and stockholders' equity of Cascade Bancorp and Bank of Fife were recorded on the books of the resulting institution at their values as reported on the books of Cascade Bancorp and Bank of Fife immediately prior to the consummation of the mergers. No goodwill was created in the mergers. This presentation required the restatement of prior periods as if the companies had been combined for all years presented.

NOTE 4.  RESTRICTIONS ON SUBSIDIARY CASH, LOANS AND DIVIDENDS

  Columbia Bank is required to maintain reserve balances with the Federal Reserve Bank. The average required reserves for the year ended December 31, 1998 were approximately $4.4 million. The required reserves are based on specified percentages of the Bank's total average deposits, which are established by the Federal Reserve Board.

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

NOTE 5.  SECURITIES

The following table summarizes the amortized cost, gross unrealized gains and losses and the resulting market value of securities available for sale.

SECURITIES AVAILABLE FOR SALE
                                                   GROSS        GROSS
                                      AMORTIZED  UNREALIZED  UNREALIZED   MARKET
(IN THOUSANDS)                          COST       GAINS       LOSSES      VALUE
December 31, 1998:
 U.S. Treasury & government agency      $81,549        $474               $82,023
 Mortgage-backed                         10,672           1                10,673
 Other securities                           992          38                 1,030
----------------------------------------------------------------------------------
   Total                                $93,213        $513               $93,726
==================================================================================

December 31, 1997:
 U.S. Treasury & government agency      $48,178        $ 78               $48,256
 Mortgage-backed                          7,046                    $(27)    7,019
 Other securities                           990          14                 1,004
----------------------------------------------------------------------------------
   Total                                $56,214        $ 92        $(27)  $56,279
==================================================================================

  There were no sales of securities available for sale during the years ended December 31, 1998 and 1997.

  At December 31, 1998 and 1997, securities available for sale with a fair value of $4.8 million and $4.3 million, respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.

  The following table summarizes the amortized cost and market values of securities available for sale by contractual maturity groups:

                                                                            AMORTIZED   MARKET
(IN THOUSANDS) DECEMBER 31, 1998                                               COST     VALUE
Amount maturing:
 Within one year                                                              $ 9,988  $10,010
 Greater than one year and less than five years                                35,127   35,301
 Greater than five years and less than ten years                               39,088   39,405
 After ten years                                                                9,010    9,010
----------------------------------------------------------------------------------------------
   Total                                                                      $93,213  $93,726
==============================================================================================

SECURITIES HELD TO MATURITY                                         GROSS       GROSS
                                                    AMORTIZED  UNREALIZED  UNREALIZED   MARKET
(IN THOUSANDS)                                           COST       GAINS      LOSSES    VALUE
December 31, 1998:
 U.S. Treasury & government agency                     $  497        $  7              $   504
 State and municipal securities                         5,115         121                5,236
 Other Securities                                         496          18                  514
 FHLMC preferred stock                                    250           1                  251
----------------------------------------------------------------------------------------------
   Total                                               $6,358        $147              $ 6,505
==============================================================================================

December 31, 1997:
 U.S. Treasury & government agency                     $4,743        $  8              $ 4,751
 State and municipal securities                         4,191          54                4,245
 Other Securities                                         495           6                  501
 FHLMC preferred stock                                    250           7                  257
----------------------------------------------------------------------------------------------
   Total                                               $9,679        $ 75              $ 9,754
==============================================================================================

                                                                            AMORTIZED   MARKET
(IN THOUSANDS) DECEMBER 31, 1998                                                 COST    VALUE
Amount maturing:
 Within one year                                                              $   982  $   990
 Greater than one year and less than five years                                 3,663    3,751
 Greater than five years and less than ten years                                1,713    1,764
----------------------------------------------------------------------------------------------
   Total                                                                      $ 6,358  $ 6,505
==============================================================================================

There were no sales of securities held to maturity during the years ended December 31, 1998 and 1997.


NOTE 6.  LOANS

The following is an analysis of the loan portfolio by major types of loans:

(IN THOUSANDS) DECEMBER 31,                                     1998       1997
Commercial business                                           $332,638   $270,946
Real estate:
 One- to four-family residential                                61,132     71,095
 Five or more family residential and commercial properties     291,868    206,628
---------------------------------------------------------------------------------
   Total real estate                                           353,000    277,723
Real estate construction:
 One- to four-family residential                                26,444     29,695
 Five or more family residential and commercial properties      23,213     33,806
---------------------------------------------------------------------------------
   Total real estate construction                               49,657     63,501
Consumer                                                        94,572     74,710
---------------------------------------------------------------------------------
 Subtotal                                                      829,867    686,880
Less deferred loan fees, net and other                          (1,228)      (991)
---------------------------------------------------------------------------------
 Total loans                                                  $828,639   $685,889
=================================================================================
Loans held for sale                                           $ 10,023   $  4,377
=================================================================================

  At December 31, 1998 and 1997, residential real estate loans with recorded values of $30.0 million and $46.8 million, respectively, were pledged to secure Federal Home Loan Bank advances and for other purposes.

 The following table summarizes certain information related to nonperforming loans:

(IN THOUSANDS) DECEMBER 31,                   1998    1997    1996
Loans accounted for on a nonaccrual basis    $3,603  $1,462  $2,256
Restructured loans                            1,783      20      25
-------------------------------------------------------------------
 Total nonperforming loans                   $5,386  $1,482  $2,281
===================================================================

Originally contracted interest               $  408  $   68  $  219
Recorded interest                               221      12     102
-------------------------------------------------------------------
Reduction in interest income                 $  187  $   56  $  117
===================================================================

  At December 31, 1998 and 1997, the recorded investment in impaired loans was $1.2 million and $728,000, respectively. No specific allocated allowance for loan losses has been made for impaired loans. The average recorded investment in impaired loans for the period ended December 31, 1998 and 1997 was $1.5 million and $570,000, respectively.

  At December 31, 1998 and 1997, there were no commitments for additional funds for loans accounted for on a nonaccrual basis.

  At December 31, 1998 and 1997, the Company had no loans to foreign domiciled businesses or foreign countries, or loans related to highly leveraged transactions.

  The Company's banking subsidiary has granted loans to officers and directors of the Company and their associates. These loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. The aggregate dollar amount of these loans was $27.6 million and $5.9 million at December 31, 1998 and 1997, respectively. During 1998, $21.8 million of new related party loans were made, and repayments and transfers totaled $100,000.

NOTE 7.  ALLOWANCE FOR LOAN LOSSES

Transactions in the allowance for loan losses are summarized as follows:

(IN THOUSANDS) YEARS ENDED DECEMBER 31,      1998      1997     1996

Balance at beginning of period             $ 8,440   $ 5,282   $4,340
Loans charged off                           (1,585)   (1,659)    (720)
Recoveries                                     247        91       27
---------------------------------------------------------------------
 Net charge-offs                            (1,338)   (1,568)    (693)
Provision charged to operating expense       1,900     4,726    1,635
---------------------------------------------------------------------
 Balance at end of period                  $ 9,002   $ 8,440   $5,282
=====================================================================

NOTE 8.  PREMISES AND EQUIPMENT

Land, buildings, and furniture and equipment, less accumulated depreciation and amortization, were as follows:

(IN THOUSANDS) DECEMBER 31,                         1998       1997
Land                                              $  8,667   $ 5,452
Buildings                                           21,337    17,762
Leasehold improvements                               1,583     1,424
Furniture and equipment                             13,180     9,303
Vehicles                                               181       118
Computer software                                    2,610     1,360
--------------------------------------------------------------------
 Total cost                                         47,558    35,419
Less accumulated depreciation and amortization     (10,481)   (8,173)
--------------------------------------------------------------------
 Total                                            $ 37,077   $27,246
====================================================================

  Total depreciation and amortization expense on buildings and furniture and equipment was $2.6 million, $2.1 million, and $2.1 million for the years ended December 31, 1998, 1997 and 1996, respectively.

  The Company is obligated under various noncancellable lease agreements for property and equipment (primarily for land and buildings) which require future minimum rental payments, exclusive of taxes and other charges, as follows:

(IN THOUSANDS) YEAR ENDING DECEMBER 31,
1999                                                   $1,270
2000                                                    1,000
2001                                                      610
2002                                                      478
2003                                                      404
2004 and thereafter                                     2,827
-------------------------------------------------------------
   Total minimum payments                              $6,589
=============================================================

  Total rental expense on buildings and equipment was $1.2 million for each of the years ended December 31, 1998, 1997 and 1996, respectively.

NOTE 9.  FEDERAL HOME LOAN BANK ADVANCES AND LONG-TERM DEBT

The Company had Federal Home Loan Bank ("FHLB") advances of $25.0 million and $39.0 million at December 31, 1998 and 1997, respectively.

  FHLB advances are at the following interest rates:


(DOLLARS IN THOUSANDS) DECEMBER 31,                                      1998     1997
6.14%                                                                            $ 2,000
6.07                                                                               2,000
5.39                                                                    $25,000   25,000
5.32                                                                               5,000
5.20                                                                               5,000
----------------------------------------------------------------------------------------
Total                                                                   $25,000  $39,000
========================================================================================

Aggregate maturities of FHLB advances due in years ending after December 31, 1998, are as follows:

(IN THOUSANDS)                                                                    AMOUNT
2002                                                                             $25,000
========================================================================================

FHLB advances are collateralized by residential real estate loans with a recorded value of approximately $30.0 million at December 31, 1998, and $46.8 million at December 31, 1997 (see Note 6). Penalties are generally required for prepayments of certain long-term FHLB advances.

NOTE 10.  INCOME TAX

The components of income tax expense are as follows:

(IN THOUSANDS) YEARS ENDED DECEMBER 31,     1998     1997     1996

Current                                    $5,217  $ 4,258   $ 491
Deferred (benefit)                             30   (1,470)    (12)
------------------------------------------------------------------
 Total                                     $5,247  $ 2,788   $ 479
==================================================================

Significant components of the Company's deferred tax assets and liabilities at December 31, 1998 and 1997 are as follows:

(IN THOUSANDS) DECEMBER 31,                                                                         1998      1997
Deferred tax assets:
 Allowance for loan losses                                                                        $ 3,099   $ 2,914
-------------------------------------------------------------------------------------------------------------------
  Total deferred tax assets                                                                         3,099     2,914

Deferred tax liabilities:
 FHLB stock dividends                                                                                (938)     (775)
 Unrealized gain on investment securities available for sale                                         (174)      (22)
 Depreciation                                                                                        (100)     (157)
 Other                                                                                               (195)     (238)
-------------------------------------------------------------------------------------------------------------------
  Total deferred tax liabilities                                                                   (1,407)   (1,192)
-------------------------------------------------------------------------------------------------------------------
   Net deferred tax assets                                                                        $ 1,692   $ 1,722
===================================================================================================================

A reconciliation of the Company's effective income tax rate with the federal statutory tax rate is as follows:

(DOLLARS IN THOUSANDS)

YEARS ENDED DECEMBER 31,                                      1998              1997               1996
                                                       AMOUNT    PERCENT  AMOUNT   PERCENT   AMOUNT   PERCENT
Income tax based on statutory rate                     $5,252       34%  $ 4,101       34%  $ 1,739      34%
Increase (reduction) resulting from:
 Tax-exempt income                                        (32)      (1)   (1,252)     (10)      (40)     (1)
 Other nondeductible items                                 27        1       707        5        23
 Valuation allowance                                                        (768)      (6)   (1,243)    (24)
------------------------------------------------------------------------------------------------------------
Income tax                                             $5,247       34%  $ 2,788       23%  $   479       9%
============================================================================================================

NOTE 11.  STOCK OPTIONS

The Company has an employee stock option plan ("the Plan") to provide additional incentives to key employees, thereby helping to attract and retain the best available personnel. The Company applies APB Opinion 25 and related interpretations in accounting for the Plan. Accordingly, no compensation cost has been recognized for the Plan.

  At December 31, 1998 and 1997, the Company had stock options outstanding of 549,953 shares and 522,224 shares, respectively, for the purchase of common stock at options prices ranging from $3.67 to $26.00 per share. The Company's policy is to recognize compensation expense at the date the options were granted due to the difference, if any, between the then market value of the Company's common stock and the stated option price. At December 31, 1998, a maximum of 797,823 shares were authorized under the stock option plan.

  Additionally, at December 31, 1998, the Company had options outstanding granted to a company controlled by a director (now controlled by the estate of that director) for the purchase of 43,228 and 16,497 shares of common stock at exercise prices of approximately $3.91 and $5.59 per share, respectively. These options are generally exercisable in whole or in part at any time before September 26, 2000.

 The following table outlines the stock option activity for 1998, 1997 and 1996:

(IN THOUSANDS)                                         WEIGHTED
                                          NUMBER OF  AVERAGE PRICE
                                           OPTION      OF OPTION
                                           SHARES       SHARES
Balance at December 31, 1995               527,418     $ 5.39
 Issued                                    123,602       9.93
 Exercised                                 (27,795)      2.75
 Terminated                                (10,145)      6.98
--------------------------------------------------------------

Balance at December 31, 1996               613,080       6.40
 Issued                                     94,230      11.59
 Exercised                                (105,273)      5.34
 Terminated                                   (787)      6.19
--------------------------------------------------------------

Balance at December 31, 1997               601,250       7.40
 Issued                                     92,427      24.44
 Exercised                                (100,121)      4.99
 Terminated                                   (375)     18.50

Balance at December 31, 1998               593,181     $10.37
==============================================================

Total vested at December 31, 1998          392,614     $ 7.36
==============================================================

Financial data pertaining to outstanding stock options were as follows:

DECEMBER 31, 1998                                                                                   WEIGHTED
                                             WEIGHTED            WEIGHTED                            AVERAGE
        RANGES OF                             AVERAGE             AVERAGE        NUMBER OF    EXERCISE PRICE
         EXERCISE         NUMBER OF         REMAINING   EXERCISE PRICE OF      EXERCISABLE    OF EXERCISABLE
           PRICES     OPTION SHARES  CONTRACTUAL LIFE       OPTION SHARES    OPTION SHARES     OPTION SHARES
       $3.67 - $5.37       75,220        2.2 Years             $ 3.85            75,220           $ 3.85
       5.59  -  7.97      251,125        3.3                     6.69           237,894             6.62
       9.53 - 13.49       158,336        7.2                    10.63            63,000            11.59
       18.00 - 26.00      108,500        6.8                    23.02            16,500            18.00
------------------------------------------------------------------------------------------------------------
                          593,181        4.8 Years             $10.37           392,614           $ 7.37
============================================================================================================

  Had compensation cost for the Company's Plan been determined based on the fair value at the option grant dates, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

YEAR ENDED DECEMBER 31,
(DOLLARS IN THOUSANDS EXCEPT PER SHARE)      1998     1997    1996
Net income attributable to common stock:
      As reported                           $10,201  $9,275  $4,635
      Pro forma                               9,947   9,163   4,601

Net income per common share:
    Basic:
      As reported                           $  1.02  $ 0.94  $ 0.64
      Pro forma                                0.99    0.93    0.64
    Diluted:
      As reported                           $  0.98  $ 0.91  $ 0.63
      Pro forma                                0.96    0.90    0.62

The fair value of options granted under the Company's stock option plan is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998, 1997 and 1996; expected volatility of 57.0% in 1998, 37.0% in 1997 and 40.1% in 1996;
risk-free rates of 4.5% for 1998, 5.6% for 1997 and 6.0% for 1996; no annual dividend yields; and expected lives of five years for all years.


NOTE 12.  REGULATORY CAPITAL REQUIREMENTS

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory practices. The Company's capital amounts and classification are also subject to qualitative judgment by the regulators about components, risk weightings, and other factors.

  The FDIC has established minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. The regulations set forth the definitions of capital, risk-weighted and average assets. Management believes, as of December 31, 1998, that the Bank meets all capital adequacy requirements, but is slightly below the criteria necessary to be "well capitalized" as defined by regulations.

  As of September 30, 1997, the most recent notification from the FDIC categorized the Bank as adequately capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category.

 The Bank's actual capital amounts and ratios are as follows:

                                                         FOR CAPITAL      TO BE WELL CAPITALIZED
                                                          ADEQUACY        UNDER PROMPT CORRECTIVE
                                        ACTUAL            PURPOSES           ACTION PROVISIONS
                                   AMOUNT   RATIO      AMOUNT    RATIO       AMOUNT    RATIO

AS OF DECEMBER 31, 1998
Total Capital
   (to risk-weighted assets)      $87,693    9.8%     $71,863     8.0%      $89,829    10.0%
Tier 1 Capital
   (to risk-weighted assets)       78,691    8.8%      35,931     4.0%       53,897     6.0%
Tier 1 Capital
   (to average assets)             78,691    7.8%      40,515     4.0%       50,644     5.0%

AS OF DECEMBER 31, 1997
Total Capital
   (to risk-weighted assets)      $77,164   10.7%     $57,711     8.0%      $72,139    10.0%
Tier 1 Capital
   (to risk-weighted assets)       68,724    9.5%      28,856     4.0%       43,284     6.0%
Tier 1 Capital
   (to average assets)             68,724    8.3%      32,966     4.0%       41,207     5.0%

NOTE 13.  EMPLOYEE BENEFIT PLAN

The Company maintains a defined contribution plan which allows employees to contribute up to 15% of their compensation to the plan. Employees who are at least 20 1/2 years of age and have completed 6 months of service are eligible to participate in the plan. The Company is required to match 50% of employee contributions up to 3% of each employee's total compensation. The Company contributed approximately $273,000, $211,000 and $153,000 in matching funds to the plan during the years ended December 31, 1998, 1997 and 1996, respectively.

  The Company's amended defined contribution plan provides for a nonmatching, discretionary contribution as determined annually by the Board of Directors of the Company. In January 1999 and 1998, the Company announced discretionary contributions of approximately $581,000 and $439,000 for the years ended 1998 and 1997, respectively.

  The Company maintains an "Employee Stock Purchase Plan" ("ESPP"). Substantially all employees of the Company who have been continuously employed for six months are eligible to participate in the ESPP under which Common Stock is issued at quarterly intervals for cash at a price of 90% of the fair market value of the stock. Under the ESPP, 13,238 shares were acquired by employees for approximately $258,000 in 1998. There is no charge to income as a result of issuance of stock under this plan. At December 31, 1998, 105,270 shares of common stock were reserved for issuance under this plan.


NOTE 14.  COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business, the Company makes loan commitments (unfunded loans and unused lines of credit) and issues standby letters of credit to accommodate the financial needs of its customers. Standby letters of credit commit the Company to make payments on behalf of customers under specified conditions. Historically, no significant losses have been incurred by the Company under standby letters of credit. Both arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Company's normal credit policies, including the obtaining of collateral, where appropriate. At December 31, 1998 and 1997, the Company's loan commitments amounted to $267.5 million and $206.3 million, respectively. Standby letters of credit were $8.8 million and $6.1 million at December 31, 1998 and 1997, respectively. In addition, commitments under commercial letters of credit used to facilitate customers' trade transactions amounted to $591,000 and $3.1 million at December 31, 1998 and 1997, respectively.

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

NOTE 15.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table summarizes carrying amounts and estimated fair values of selected financial instruments as well as assumptions used by the Company in estimating fair value:

(IN THOUSANDS) DECEMBER 31,                                                                 1998               1997
                                        ASSUMPTIONS USED IN                          CARRYING     FAIR    CARRYING   FAIR
                                       ESTIMATING FAIR VALUE                          AMOUNT      VALUE    AMOUNT    VALUE
ASSETS
 Cash and due from banks               Approximately equal to
                                       carrying value                                 $53,602    $53,602   $47,604   $47,604

 Interest-earning deposits             Approximately equal to
   with banks                          carrying value                                  22,816     22,816    28,108    28,108

 Securities available for sale         Quoted market prices                            99,276     99,276    61,423    61,423
 Securities held for sale              Quoted market prices                             6,358      6,505     9,679     9,754

 Loans held for sale                   Approximately equal to
                                       carrying value                                  10,023     10,023     4,377     4,377

 Loans                                 Discounted expected future
                                       cash flows, net of allowance
                                       for loan losses                                819,637    882,836   677,449   739,687

LIABILITIES
 Deposits                              Fixed-rate certificates of
                                       deposit: Discounted
                                       expected future cash flows
                                       All other deposits:
                                       Approximately equal to
                                       carrying value                                $938,345   $948,718  $740,430  $740,803

 Federal Home Loan Bank
   advances                            Discounted expected future
                                       cash flows                                      25,000     24,994    39,000    39,032

   Other borrowings

OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS

The fair value of commitments is estimated based upon fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate commitments, the fair value estimation takes into consideration an interest rate risk factor. The fair value of guarantees and letters of credit is based on fees currently charged for similar agreements. The fair value of these off-balance sheet items at December 31, 1998 and 1997 approximates the recorded amounts of the related fees.

NOTE 16.  PARENT COMPANY FINANCIAL INFORMATION

CONDENSED
     BALANCE SHEETS
          PARENT COMPANY ONLY

(IN THOUSANDS) DECEMBER 31,                                                            1998      1997
ASSETS
Cash and due from subsidiary banks                                                             $    479
Interest-earning deposits with unrelated banks                                       $ 4,020      1,878
Securities available for sale                                                          5,998      6,794
Loans                                                                                    360        360
Investments in bank subsidiaries                                                      79,032     68,785
Premises and equipment, net                                                                          11
Other assets                                                                             304        256
-------------------------------------------------------------------------------------------------------
 Total assets                                                                        $89,714   $ 78,563
-------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Other liabilities                                                                    $   148   $    210
-------------------------------------------------------------------------------------------------------
 Total liabilities                                                                       148        210
Shareholders' equity                                                                  89,566     78,353
-------------------------------------------------------------------------------------------------------
 Total liabilities and shareholders' equity                                          $89,714   $ 78,563
=======================================================================================================

CONDENSED STATEMENTS OF
     OPERATIONS
          PARENT COMPANY ONLY

(IN THOUSANDS) YEARS ENDED DECEMBER 31,                                       1998      1997       1996
INCOME
Interest on loans                                                          $    20   $    44   $     48
Interest on securities available for sale                                      376       322         20

Interest-earning deposits with unrelated banks                                 154       177         53
Other                                                                           67     3,518         55
-------------------------------------------------------------------------------------------------------
 Total income                                                                  550     4,061        176

EXPENSE
Compensation and employee benefits                                             (16)      313        346
Interest                                                                                            204
Other                                                                          278       330        309
-------------------------------------------------------------------------------------------------------
 Total expenses                                                                262       643        859
-------------------------------------------------------------------------------------------------------
Income (loss) before income tax benefit and equity in
 undistributed net income of subsidiaries                                      355     3,418       (683)
Income tax expense (benefit)                                                   100       (14)
-------------------------------------------------------------------------------------------------------
Income (loss) before equity in undistributed net income of subsidiaries        255     3,432       (683)
Equity in undistributed net income of subsidiaries:                          9,946     5,843      5,318
-------------------------------------------------------------------------------------------------------
Net income                                                                 $10,201   $ 9,275   $  4,635
=======================================================================================================

CONDENSED STATEMENTS OF
     CASH FLOWS
          PARENT COMPANY ONLY

(IN THOUSANDS) YEARS ENDED DECEMBER 31,                        1998      1997       1996
OPERATING ACTIVITIES
 Net income                                                   $10,201   $ 9,275   $  4,635
 Adjustments to reconcile net income to net cash
   provided (used) by operating activities:
   Equity in undistributed earnings of subsidiaries            (9,946)   (5,843)    (5,318)
   Loss on sale of real estate owned                                                    41
   Provision for depreciation and amortization                     14        31         35
   Net changes in other assets and liabilities                   (124)      181       (140)
------------------------------------------------------------------------------------------
      Net cash provided (used) by operating activities            145     3,644       (747)

INVESTING ACTIVITIES
 Purchase of securities available for sale                     (5,995)   (9,792)    (4,000)
 Proceeds from maturities of securities available for sale      6,800     7,000
 Loans originated or acquired, net of principal collected                   360        134
 Contribution of capital - bank subsidiaries                             (3,500)   (16,800)
 Return of capital to parent                                                         3,800
 Proceeds from sale of real estate owned                                             3,263
 Other, net                                                         2      (162)
------------------------------------------------------------------------------------------
   Net cash provided (used) by investing activities               807    (6,094)   (13,603)

FINANCING ACTIVITIES
 Proceeds from other borrowings                                                      7,000
 Repayment of other borrowings                                                      (9,600)
 Proceeds from issuance of common stock                           711       779     20,868
------------------------------------------------------------------------------------------
   Net cash provided by financing activities                      711       779     18,268
------------------------------------------------------------------------------------------
     Increase (decrease) in cash and cash equivalents           1,663    (1,670)     3,918
Cash and cash equivalents at beginning of period                2,357     4,027        109
------------------------------------------------------------------------------------------
 Cash and cash equivalents at end of period                   $ 4,020   $ 2,357   $  4,027
==========================================================================================

Supplemental information:
 Cash paid for interest                                                           $    204
 Issuance of common stock from conversion
   of convertible subordinated notes                                                 2,509

NOTE 17.  SUMMARY OF QUARTERLY FINANCIAL INFORMATION - UNAUDITED

Quarterly financial information for the years ended December 31, 1998 and 1997 is summarized as follows:

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)     FIRST   SECOND    THIRD   FOURTH    YEAR ENDED
                                            quarter  QUARTER  QUARTER  QUARTER  DECEMBER 31,
1998
Total interest income                       $17,407  $17,885  $19,009  $19,326       $73,627
Total interest expense                        7,376    7,572    8,281    8,438        31,667
--------------------------------------------------------------------------------------------
 Net interest income                         10,031   10,313   10,728   10,888        41,960
Provision for loan losses                       550      450      450      450         1,900
Noninterest income                            2,520    2,871    3,134    3,466        11,991
Noninterest expense                           8,258    8,837    9,456   10,052        36,603
--------------------------------------------------------------------------------------------
 Income before income tax                     3,743    3,897    3,956    3,852        15,448
Provision for income tax                      1,330    1,349    1,362    1,206         5,247
--------------------------------------------------------------------------------------------
Net income                                  $ 2,413  $ 2,548  $ 2,594  $ 2,646       $10,201
============================================================================================

Net income per common share:
 Basic                                        $0.24    $0.25    $0.26    $0.26         $1.02
 Diluted                                       0.23     0.25     0.25     0.26          0.98

1997
Total interest income                       $13,728  $15,183  $16,322  $16,828       $62,061
Total interest expense                        6,143    6,505    6,967    7,215        26,830
--------------------------------------------------------------------------------------------
 Net interest income                          7,585    8,678    9,355    9,613        35,231
Provision for loan losses                       449    1,259      582    2,436         4,726
Noninterest income                            1,719    3,095    2,053    5,925        12,792
Noninterest expense                           6,904    7,418    7,607    9,305        31,234
--------------------------------------------------------------------------------------------
 Income before income tax                     1,951    3,096    3,219    3,797        12,063
Provision for income tax                        574      918      981      315         2,788
--------------------------------------------------------------------------------------------
Net income                                  $ 1,377  $ 2,178  $ 2,238  $ 3,482       $ 9,275
============================================================================================
Net income per common share:
 Basic                                        $0.15    $0.22    $0.23    $0.35         $0.94
 Diluted                                       0.14     0.22     0.22     0.34          0.91

CONSOLIDATED FIVE-YEAR STATEMENTS OF
OPERATIONS/(1)/


(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
YEARS ENDED DECEMBER 31,                              1998      1997     1996     1995     1994
INTEREST INCOME:
Loans                                                $66,858  $56,176  $43,240  $36,013  $23,199
Securities held to maturity                            4,696      628      702    1,491    1,547
Securities available for sale                            419    3,800    2,360      705      319
Deposits with banks                                    1,654    1,457    1,583      667      650
------------------------------------------------------------------------------------------------
 Total interest income                                73,627   62,061   47,885   38,876   25,715

INTEREST EXPENSE:
Deposits                                              29,759   24,775   20,370   16,369    9,121
Federal Home Loan Bank advances                        1,908    1,971    1,938    1,503    1,160
Other borrowings                                                   84      233      302      625
------------------------------------------------------------------------------------------------
 Total interest expense                               31,667   26,830   22,541   18,174   10,906
------------------------------------------------------------------------------------------------

Net Interest Income                                   41,960   35,231   25,344   20,702   14,809
Provision for loan losses                              1,900    4,726    1,635    1,382    1,107
------------------------------------------------------------------------------------------------
Net interest income after provision for
 loan losses                                          40,060   30,505   23,709   19,320   13,702
Noninterest income                                    11,991    9,274    6,310    4,766    3,530
Key Man Life Insurance proceeds                                 3,518
Noninterest expense                                   36,603   30,000   24,293   19,979   17,061
SAIF special assessment                                                    612
Merger expenses                                                 1,234
------------------------------------------------------------------------------------------------
Noninterest expense                                   36,603   31,234   24,905   19,979   17,061
 Income (loss) from continuing
 operations before income tax                         15,448   12,063    5,114    4,107      171
Provision for income tax                               5,247    2,788      479      416      156
------------------------------------------------------------------------------------------------
 Income (loss) from continuing operations             10,201    9,275    4,635    3,691       15
Extraordinary loss on extinguishment of debt, net                                           (154)
-------------------------------------------------------------------------------------------------
Net income (loss)                                    $10,201  $ 9,275  $ 4,635  $ 3,691  $  (139)
=================================================================================================

NET INCOME PER COMMON SHARE:
Income (loss) from continuing operations               $1.02    $0.94    $0.64    $0.57    $0.00
Extraordinary loss on extinguishment of debt, net                                          (0.02)

Net Income (loss) Basic                                 1.02     0.94     0.64     0.57    (0.02)
Net Income (loss) Diluted                               0.98     0.91     0.63     0.56    (0.02)

Average number of common
 shares outstanding (basic)                           10,046    9,875    7,192    6,461    6,270

Average number of common
 shares outstanding (diluted)                         10,359   10,166    7,397    6,578    6,378
=================================================================================================

Total assets at end of period                     $1,059,919 $864,555 $706,448 $520,059 $394,365
Long-term obligations                                 25,000   39,000   34,000   27,695   19,735
Cash dividends
=================================================================================================

/(1)/ These unaudited schedules provide selected financial information concerning the Company which should be read in conjunction with the Management Discussion and Analysis of Financial Condition and Results of Operations in this Annual Report.

CONSOLIDATED FIVE-YEAR SUMMARY OF
     AVERAGE BALANCES AND NET INTEREST REVENUE

                                              1998
                                   AVERAGE            AVERAGE
(DOLLARS IN THOUSANDS)       BALANCES/(1)/  INTEREST     RATE
INTEREST-EARNING ASSETS
Loans:
 Commercial business              $307,174   $28,039     9.13%
 Real estate/(2)/:
   One- to four-family
    residential                     96,999     8,512     8.78
   Five or more family
    residential
     and commercial
      properties                   264,314    23,008     8.70

 Consumer                           80,100     7,299     9.11
---------------------------       --------   -------   ------
   Total loans                     748,587    66,858     8.93

Securities/(3)/                     83,657     5,221     6.24
Interest-earning deposits           30,949     1,654     5.35
 with banks                       --------   -------   ------

   Total interest-earning
    assets                         863,193    73,733     8.54

Noninterest-earning assets          76,081
---------------------------       --------
   Total assets                   $939,274
===========================       ========


INTEREST-BEARING LIABILITIES
Certificates of deposit           $337,557   $18,917     5.60%
Savings accounts                    39,768       997     2.51
Interest-bearing demand and
 money market accounts             287,007     9,845     3.43
---------------------------       --------   -------   ------

   Total interest-bearing
    deposits                       664,332    29,759     4.48

Federal Home Loan Bank
 advances                           34,538     1,908     5.52
Other borrowings
---------------------------
 Total interest-bearing
  liabilities                      698,870    31,667     4.53

Demand and other
 noninterest-bearing
  deposits                         149,353

Other noninterest-bearing
 liabilities                         6,371
Shareholders' equity                84,680
---------------------------       --------
   Total liabilities and
     shareholders' equity         $939,274
===========================       ========
 Net interest revenue                        $42,066
===========================                  =======
 Net interest spread                                     4.01%
===========================                            ======
 Net interest margin                                     4.87%
===========================                            ======
Average interest-earning
 assets to
 average interest-bearing
  liabilities                                          123.51%
===========================                            ======

                                              1997
                                   AVERAGE            AVERAGE
(DOLLARS IN THOUSANDS)       BALANCES/(1)/  INTEREST     RATE
INTEREST-EARNING ASSETS
Loans:
 Commercial business              $218,560   $20,172    9.23%
 Real estate/(2)/:
   One- to four-family
    residential                    109,659    10,936     9.97
   Five or more family
    residential
     and commercial
      properties                   217,412    18,727     8.61

 Consumer                           68,040     6,341     9.32
---------------------------       --------   -------   ------
   Total loans                     613,671    56,176     9.15

Securities/(3)/                     71,424     4,512     6.32
Interest-earning deposits           26,389     1,457     5.52
 with banks                       --------   -------   ------

   Total interest-earning
    assets                         711,484    62,145     8.73

Noninterest-earning assets          53,244
---------------------------       --------
   Total assets                   $764,728
===========================       ========


INTEREST-BEARING LIABILITIES
Certificates of deposit           $282,899   $16,017    5.66%
Savings accounts                    38,301     1,054     2.75
Interest-bearing demand and
 money market accounts             223,514     7,704     3.45
---------------------------       --------   -------   ------

   Total interest-bearing
    deposits                       544,714    24,775     4.55

Federal Home Loan Bank
 advances                           35,597     1,971     5.54
Other borrowings                     1,681        84     5.02
---------------------------       --------   -------   ------
 Total interest-bearing
  liabilities                      581,992    26,830     4.61

Demand and other
 noninterest-bearing
  deposits                         111,492

Other noninterest-bearing
 liabilities                         6,860
Shareholders' equity                64,384
---------------------------       --------
   Total liabilities and
     shareholders' equity         $764,728
===========================       ========
 Net interest revenue                        $35,315
===========================                  =======
 Net interest spread                                    4.12%
===========================                            ======
 Net interest margin                                    4.96%
===========================                            ======
Average interest-earning
 assets to
 average interest-bearing
  liabilities                                         122.25%
===========================                            ======



                                              1996
                                   AVERAGE            AVERAGE
(DOLLARS IN THOUSANDS)       BALANCES/(1)/  INTEREST     RATE

INTEREST-EARNING ASSETS
Loans:
 Commercial business              $158,460   $14,153     8.93%
 Real estate/(2)/:
   One- to four-family
    residential                    112,986    10,468     9.26
   Five or more family
    residential
     and commercial
      properties                   144,340    13,473     9.33

 Consumer                           58,101     5,146     8.86
---------------------------       --------   -------   ------
   Total loans                     473,887    43,240     9.12

Securities/(3)/                     51,056     3,126     6.12
Interest-earning deposits           29,998     1,583     5.28
 with banks                       --------   -------   ------

   Total interest-earning
    assets                         554,941    47,949     8.64

Noninterest-earning assets          40,311
---------------------------       --------
   Total assets                   $595,252
===========================       ========


INTEREST-BEARING LIABILITIES
Certificates of deposit           $240,214   $13,771     5.73%
Savings accounts                    32,438       943     2.91
Interest-bearing demand and
 money market accounts             160,020     5,656     3.53
---------------------------       --------   -------   ------

   Total interest-bearing
    deposits                       432,672    20,370     4.71

Federal Home Loan Bank
 advances                           34,096     1,914     5.61
Other borrowings                     3,454       257     7.44
---------------------------       --------   -------   ------
 Total interest-bearing
  liabilities                      470,222    22,541     4.79

Demand and other
 noninterest-bearing
  deposits                          74,940

Other noninterest-bearing
 liabilities                         4,421
Shareholders' equity                45,669
---------------------------       --------
   Total liabilities and
     shareholders' equity         $595,252
===========================       ========
 Net interest revenue                        $25,408
===========================                  =======
 Net interest spread                                     3.85%
===========================                            ======
 Net interest margin                                     4.58%
===========================                            ======
Average interest-earning
 assets to
 average interest-bearing
  liabilities                                          118.02%
===========================                            ======



                                              1995
                                   AVERAGE            AVERAGE
(DOLLARS IN THOUSANDS)       BALANCES/(1)/  INTEREST     RATE

INTEREST-EARNING ASSETS
Loans:
 Commercial business              $110,500   $10,855     9.82%
 Real estate/(2)/:
   One- to four-family
    residential                    113,341    10,861     9.58
   Five or more family
    residential
     and commercial
      properties                   103,878     9,942     9.57

 Consumer                           45,841     4,355     9.50
---------------------------       --------   -------   ------
   Total loans                     373,560    36,013     9.64

Securities/(3)/                     38,353     2,241     5.84
Interest-earning deposits           11,055       667     6.03
 with banks                       --------   -------   ------

   Total interest-earning
    assets                         422,968    38,921     9.20

Noninterest-earning assets          35,370
---------------------------       --------
   Total assets                   $458,338
===========================       ========


INTEREST-BEARING LIABILITIES
Certificates of deposit           $203,978   $11,680     5.73%
Savings accounts                    33,145       971     2.93
Interest-bearing demand and
 money market accounts              97,326     3,718     3.82
---------------------------       --------   -------   ------

   Total interest-bearing
    deposits                       334,449    16,369     4.89

Federal Home Loan Bank
 advances                           24,915     1,503     6.03
Other borrowings                     3,331       302     9.07
---------------------------       --------   -------   ------
 Total interest-bearing
  liabilities                      362,695    18,174     5.01

Demand and other
 noninterest-bearing
  deposits                          54,878

Other noninterest-bearing
 liabilities                         3,315
Shareholders' equity                37,450
---------------------------       --------
   Total liabilities and
     shareholders' equity         $458,338
===========================       ========
 Net interest revenue                        $20,747
===========================                  =======
 Net interest spread                                     4.19%
===========================                              ====
 Net interest margin                                     4.91%
===========================                              ====
Average interest-earning
 assets to
 average interest-bearing
  liabilities                                          116.62%
===========================                            ======



                                              1994
                                   AVERAGE            AVERAGE
(DOLLARS IN THOUSANDS)       BALANCES/(1)/  INTEREST     RATE

INTEREST-EARNING ASSETS
Loans:
 Commercial business              $ 77,279   $ 6,561     8.49%
 Real estate/(2)/:
   One- to four-family
    residential                     90,123     7,722     8.57
   Five or more family
    residential
     and commercial
      properties                    68,584     6,418     9.36

 Consumer                           28,775     2,498     8.68
---------------------------       --------   -------   ------
   Total loans                     264,761    23,199     8.76

Securities/(3)/                     35,316     1,891     5.36
Interest-earning deposits           16,172       650     4.02
 with banks                       --------   -------   ------

   Total interest-earning
    assets                         316,249    25,740     8.14

Noninterest-earning assets          29,805
---------------------------       --------
   Total assets                   $346,054
===========================       ========


INTEREST-BEARING LIABILITIES
Certificates of deposit           $148,229   $ 6,795     4.58%
Savings accounts                    41,448     1,104     2.66
Interest-bearing demand and
 money market accounts              54,789     1,222     2.23
---------------------------       --------   -------   ------

   Total interest-bearing
    deposits                       244,466     9,121     3.73

Federal Home Loan Bank
 advances                           21,452     1,160     5.41
Other borrowings                     6,329       625     9.88
---------------------------       --------   -------   ------
 Total interest-bearing
  liabilities                      272,247    10,906     4.01

Demand and other
 noninterest-bearing
  deposits                          36,819

Other noninterest-bearing
 liabilities                         2,063
Shareholders' equity                34,925
---------------------------       --------
   Total liabilities and
     shareholders' equity         $346,054
===========================       ========
 Net interest revenue                          $14,834
===========================                    =======
 Net interest spread                                     4.13%
===========================                              ====
 Net interest margin                                     4.69%
===========================                              ====
Average interest-earning
 assets to
 average interest-bearing
  liabilities                                          116.16%
===========================                            ======

/(1)/ Loans on a nonaccrual status have been included in the computation of average balances.
/(2)/ Real estate average balances include real estate construction loans. /(3)/ Tax equivalent basis.

BOARD OF DIRECTORS, EXECUTIVE OFFICERS AND SHAREHOLDER INFORMATION


BOARD OF DIRECTORS

Richard S. DeVine
President, Chinook Resources, Inc.
Chairman, Raleigh, Schwartz & Powell, Inc.

Melanie J. Dressel
Executive Vice President,
Columbia Banking System, Inc.
President and Chief Operating Officer, Columbia Bank

Jack Fabulich
Chairman, Parker Paint Manufacturing Co., Inc.
President and Commissioner, Port of Tacoma

Jonathan Fine
Chief Executive Officer, American Red Cross, Seattle-King County Chapter

John P. Folsom
President and Chief Executive Officer, Raleigh, Schwartz & Powell, Inc.

J. James Gallagher
Vice Chairman, Columbia Banking System, Inc. and Columbia Bank

Margel S. Gallagher
President, Viva Imports, Ltd.

W. Kelso Gillenwater
Private Investor

John A. Halleran
Private Investor

Thomas L. Matson
Owner and President, Tom Matson Dodge, Inc.

W. W. Philip
Chairman, and Chief Executive Officer, Columbia Banking System, Inc. and Columbia Bank

John H. Powell
President and Co-owner, Sound Oil Company

Robert E. Quoidbach
Private Investor

Donald Rodman
Owner and Vice President,
Rodman Realty, Inc.

Sidney R. Snyder
Washington State Senator,
Owner of Sid's Food Market and Midtown Market

William T. Weyerhaeuser
Clinical Psychologist
Chairman, Comerco, Inc. (local telephone holding company)

James M. Will
President, Titus-Will Enterprises


EXECUTIVE OFFICERS

W. W. Philip
Chairman and Chief Executive Officer

J. James Gallagher
Vice Chairman

Melanie J. Dressel
Executive Vice President, Columbia Banking System, Inc.
President and Chief Operating Officer, Columbia Bank

H. R. Russell
Executive Vice President, Senior Credit Officer

Gary R. Schminkey
Executive Vice President, Chief Financial Officer

Evans Q. Whitney
Executive Vice President, Retail Banking

Donald A. Andersen
Senior Vice President, Senior Loan Production Officer

Janet D. Hildebrand
Senior Vice President, Credit Administrator


SENIOR OFFICERS

Stan Ausmus
Senior Vice President, Puyallup Branch Manager

Bret M. Gagliardi
Senior Vice President, Commercial Loans, Kent Valley

Gary Gahan
Senior Vice President, Private Banking, Pierce County

Kurt Graff
Senior Vice President, Lakewood Branch Manager

Eugene Horan
Senior Vice President, Fircrest Branch Manager

Avery Johnson
Senior Vice President, Consumer Services

Trent Jonas
Senior Vice President, Commercial Loans, Gig Harbor

Gary Lindberg
Senior Vice President, Commercial Loans, Pierce County

Donald W. Lisko
Executive Vice President, Auburn/Puyallup Valley

Richard B. Martinez
Senior Vice President, Private Banking, Bellevue

Linda S. McKeag
Senior Vice President, Private Banking Manager

Racardo McLaughlin
Senior Vice President, Residential Lending

Samuel R. Noel
Executive Vice President, Southwest Region

Richard Plummer
Senior Vice President, Commercial Loans, Auburn Valley

Ernie Smith
Senior Vice President, Commercial Loans, Bellevue

Ronald D. Staples
Senior Vice President, Allenmore Branch Manager

Loran W. Todd
Senior Vice President, General Auditor

Rick W. Tunnell
Senior Vice President, Real Estate Division Manager

Brett R. Willis
Senior Vice President, Commercial Loans, Pierce County

Kenneth M. Yokoyama
Senior Vice President, Commercial Loans, Bellevue

CORPORATE HEADQUARTERS

Columbia Banking System, Inc.
1102 Broadway Plaza
P.O. Box 2156
Tacoma, WA
98401-2156
(253) 305-1900


INDEPENDENT AUDITORS

Deloitte & Touche LLP


TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company


MARKET MAKERS

BT Alex. Brown Inc.
Everen Securities, Inc.
Herzog, Heine, Geduld, Inc.
Keefe, Bruyette & Woods, Inc.
Mayer & Schweitzer Inc.
Pacific Crest Securities
Ragen MacKenzie Inc.
Troster Singer Corp.


LEGAL COUNSEL

Gordon, Thomas, Honeywell, Malanca, Peterson & Daheim, PLLC


ANNUAL MEETING

Sheraton Tacoma Hotel
1320 Broadway Plaza
Tacoma, Washington
Wednesday, April 28, 1999
1:00 p.m.


STOCK LISTING

The Company's common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market/sm/ under the symbol: COLB.


FORM 10-K REPORT

Upon request, Columbia Banking System provides to shareholders a copy of the 1998 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission. There is no charge for this information.


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

Immediate access to the Company's quarterly earnings news release via facsimile is provided by Company News On Call:
(800) 758-5804, access #152519


For shareholder information,
please contact:

Jo Anne Coy
Vice President,
Marketing Director
P.O. Box 2156, MS 8300
Tacoma, WA
98401-2156
tel (253) 305-1965
fax (253) 305-0317
E-mail: jcoy@columbiabank.com

                                      51